

Annual Report 2011

PERFORMANCE & GROWTH

Contents

About CRH

CRH plc was formed through a merger in 1970 of two leading Irish public companies, Cement Limited (established in 1936) and Roadstone, Limited (1949). The newly-formed group was the sole producer of cement and the principal producer of aggregates, concrete products and asphalt in Ireland. In 1970, the Group had sales amounting to the equivalent of €27 million, circa 95% in Ireland.

Since that time, CRH's strategic vision has been to become an international leader in building materials, delivering superior and sustained shareholder returns while achieving a balance in its geographic presence and portfolio of products.

CRH is a diversified building materials group which manufactures and distributes building material products from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. CRH employs approximately 76,000 people at 3,600 operating locations in 36 countries.


CRH

The International Building Materials Group

Key Financial Figures 2011







	€ million	
Sales	18,081	+5%
EBITDA	1,656	+3%
Operating profit (EBIT)	871	+25%
Profit before tax	711	+33%
	cent	
Earnings per share	82.6	+35%
Cash earnings per share	194.0	no change
Dividend per share	62.5	no change
	times	
Net Debt/EBITDA	2.1	
EBITDA/Net interest cover	6.4	
EBIT/Net interest cover	3.4	
Dividend cover	1.3	

An international, national and regional leader

The Americas

Materials:
44 US States

Products:
40 US States
Argentina, Canada,
Chile, Mexico

Distribution:
34 US States
(including Alaska
and Hawaii)

Western Europe

Materials:
Belgium, Finland,
Ireland, Netherlands,
Portugal, Spain,
Switzerland,
United Kingdom

Products:
Australia, Austria,
Belgium, Denmark,
France, Germany,
Ireland, Italy,
Netherlands,
Norway, Spain,
Sweden, Switzerland,
United Kingdom

Distribution:
Austria, Belgium,
France, Germany,
Netherlands, Portugal,
Switzerland

United States

No.1	Asphalt
No.3	Aggregates
Top 3	Readymixed concrete
No.1	Concrete products
No.2	Construction accessories
Top 3	Roofing/siding distributor

Developed economies: Western Europe, North America and Australia

Developing economies: Eastern Europe, North Africa, Asia and South America


Developing Economies
Materials:
China, Estonia, India, Israel, Latvia, Lebanon, Poland, Russia, Slovakia, Tunisia, Turkey, Ukraine
Products:
Czech Republic, Hungary, Poland, Romania, Slovakia,
Europe
Top 10 Cement
Regional leadership in aggregates and readymixed concrete
No.1 Concrete products
No.1 Construction accessories
Top 3 Building materials distributor
Developing Economies
No.1 Building materials in Poland
No.1 Cement in northeast China*
No.2 Cement in Andhra Pradesh, India**
*26% CRH share **50% CRH share

Our diverse product range services the breadth of construction needs

Infrastructure 35%, residential 35% and non-residential 30% (EBITDA)

MATERIALS

CRH operates strong vertically-integrated primary materials businesses which have strategically located long-term reserves, balanced end-use exposure and leading market positions in all its major markets. This business model enables CRH to interact with the market at many levels and to earn profit at multiple stages of the supply chain with the pull-through of aggregates and cement into a broad range of downstream products. This is underpinned by long-term permitted reserves which totalled 15 billion tonnes at end 2011. In addition it provides a broad balance of exposure to end-use demand drivers and multiple platforms for growth. CRH continuously invests in plant and equipment for quality, efficiency and customer service while also seeking out value-creating expansion opportunities via greenfield development and acquisitions in selected markets.



PRODUCTS

CRH manufactures products for use in residential, non-residential and, to a lesser extent, infrastructure construction applications. These include building systems and engineered concrete solutions for use in the electrical, transportation, and communications industries; architectural concrete products to enhance the facade and surroundings of buildings; and construction accessories to assist in the construction process. Complementary value-added exterior products include architectural glass, aluminium glazing systems, clay brick and block, and entrance control products. Focussed on growth opportunities in stable markets, these businesses offer customers a broad range of engineered products and innovative building solutions to service both new build and the growing repair and maintenance demand in mature economies.



DISTRIBUTION

CRH distributes building materials to general building contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States. The business model centres on building an extensive network of locations that penetrate major metropolitan areas and which, with strong category and logistics management, maximises the franchise potential. With a network of over 760 branches in Europe and approximately 190 branches in the United States, CRH is a leading international player in building materials distribution with exposure to the growing RMI markets in developed Europe and the United States.



New construction 55% (EBITDA)






Riedel Bau
Riedel Bau GmbH & Co. KG
www.bauking.de
BAU-KING

Repair, maintenance and improvement 45% (EBITDA)







CRH: Sustainable and Responsible

CRH's strategic vision is clear and consistent – to be a responsible international leader in building materials delivering superior performance and growth. To achieve this, CRH has embedded the twin concepts of sustainability and corporate social responsibility (CSR) throughout its activities. CRH is committed to managing, in a sustainable and responsible manner, all aspects of its operations relating to employees, customers, neighbours, local communities, shareholders and other stakeholders.

Sustainability Strategy

CRH's sustainability and responsibility commitments are focussed on four specific areas of business. These are: health and safety; environment and climate change; corporate governance and social performance. In each of these areas, CRH has clearly defined policies, objectives, implementation programmes, review procedures and reporting mechanisms.

During 2011, CRH further developed its platforms on sustainable development and CSR. CRH firmly believes that making progress in these areas is essential for continued strong corporate performance and provides significant opportunities for growth.

Health and Safety

The health and safety of all those working for CRH continues to receive the highest priority. CRH is fully committed to maintaining the safety, health and welfare of employees and contractors at all locations.

During the year, many new initiatives were implemented to augment existing systems in areas of contractor safety, transport safety, operational safety, maintenance safety and others.

Despite these safety improvements, CRH deeply regrets that seven fatalities (four employees and three contractors) occurred in Group subsidiary companies during 2011. Each fatality is a tragedy, not only for the immediate family, but also for the broader CRH community. During the year, we have intensified our efforts to eliminate fatalities from our operations, and have introduced revised procedures to ensure that circumstances surrounding such events are promptly identified, and that lessons learned are communicated throughout the Group as a matter of urgency. The elimination of fatalities remains a key priority across CRH.

Environment and Climate Change

CRH continues to focus on achieving the highest standards of environmental management and control. Environmental reporting across the Group is to globally recognised guidelines. Many of our locations have independently accredited environmental management systems.

CRH remains fully committed to addressing the challenges of climate change. Ongoing programmes to improve energy efficiency, increase the use of alternative fuels, optimise water use, reduce waste and increase recycling are core to the Group's activities. In addition, product development and innovation, with emphasis on lower carbon products, is increasingly a priority.

Top left: CRH's Polish subsidiary Olsztyńskie Kopalnie Surowców Mineralnych (OKSM) has managed restoration plans covering all of its sand pits in northeastern Poland. This lake was formed following the restoration of lands close to the current active extraction area at Brzeźno and it now provides a habitat for aquatic wildlife. OKSM's quality, environmental and safety management systems are certified to ISO 9001, ISO 14001 and OHSAS 18001 standards respectively.







Dow Jones Sustainability Indexes
Member 2011/12



FTSE4Good

CRH remains on target to meet its commitment to reduce specific cement plant carbon emissions by 15% on 1990 levels by 2015.

CRH continues to work on the restoration of worked-out pits and quarries and is committed to maintaining biodiversity in the locations in which it operates.

Corporate Governance

CRH is widely recognised as operating to the highest levels of corporate governance. At Board level, CRH complies fully with the requirements of the 2010 UK Corporate Governance Code and also with the provisions of the Sarbanes-Oxley Act in so far as they apply to CRH. A detailed review of corporate governance is provided on pages 40 to 47 of this Report.

Social and Community

CRH believes that continued sustainable business success depends on the excellent relationships maintained with stakeholders – employees, customers, suppliers, neighbours and others.

CRH provides significant employment at its 3,600 locations worldwide and contributes significantly to local economies and communities. In addition to local purchasing, use of local services and payment of local taxes and rates, CRH supports a variety of local community and social initiatives. In 2011, many CRH locations hosted open days so neighbours could see at first hand the sustainable nature of CRH production processes and products.

Communications

CRH attaches great importance to communications with all stakeholders and in 2011 maintained its open door policy on stakeholder engagement. During the year, CRH communicated regularly with key stakeholder groups on a broad range of issues, including its sustainability and responsibility commitments and performance.

Full details of CRH's sustainability and responsibility performance are published in separate annual CSR Reports, which are available for download from www.crh.com. CRH continues to ensure full independent verification of its reporting in these areas to the Global Reporting Initiative (GRI) A+ level. The verified 2011 CRH Sustainability and CSR Report will be available by mid-2012.

External Endorsements

In 2011, CRH maintained its distinguished record of being ranked among sector leaders by leading Sustainable and Responsible Investment (SRI) rating agencies. CRH continues as a constituent member of several sustainability indices including the Dow Jones Sustainability Indexes and the FTSE4Good Index. In addition, many Group locations have won high-ranking accolades for excellence in sustainability achievements.





Top centre, top right and below: Following extensive consultation with neighbours, civic groups and both local and state regulators, our US subsidiary APAC Mid-South opened the Warren County Quarry in Camak, Georgia in September 2011. The award-winning granite quarry, which incorporates a sophisticated rail load-out facility to enable sustainable transport, features many impressive safety and environmental elements. The development combines a highly advanced safety system with the latest technology in operational control. Sustainable use of resources is also promoted – for example, 90% of water used in the energy-efficient plant is recycled and 180 acres of undisturbed nature areas surrounding the plant have been protected and will be maintained.

Chairman's Statement

The global financial and economic crisis continued to impact trading conditions in our main markets during 2011. Against this background the Group recorded a profit before tax of €711 million and earnings per share of 82.6c after restructuring and impairment costs. The profit and earnings per share out-turns represent increases of 33% and 35% compared with the 2010 outcome of €534 million and 61.3c respectively. We regard this as a good result in the prevailing circumstances.

Details of the challenges faced by the Group during 2011 and of the performances of the separate business segments are given in the Chief Executive's Review and in the Finance and Operations Reviews which follow.

Dividend

The Board decided in August last to maintain the interim dividend at 18.5c. Taking into account the 2011 profit out-turn and strong balance sheet, and having regard to the current economic and trading outlook, the Board is recommending a final dividend of 44c per share which, if approved at the Annual General Meeting in May, will maintain the full year dividend at 62.5c.

Development Activity

Total acquisition spend for 2011 was €610 million (2010: €567 million) which included 45 traditional bolt-on transactions. First-half expenditure included acquisitions across all six operating segments, strengthening our existing market positions and adding valuable and well-located aggregate reserves. The second-half saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM Group, an important strategic add-on for our existing Benelux-based Cementbouw business, adding two cement grinding mills in Belgium with a combined capacity of 1.5 million tonnes plus two readymixed concrete plants in Belgium and France. We also continued to expand our footprint in developed markets in the United States and Europe and to invest further in northeastern China through our 26% holding in Yatai Building Materials.

Portfolio Review

In my statement last year I referred to the continuing re-evaluation of the Group's portfolio which led to agreements to dispose of a number of businesses where we did not see potential for CRH to gain market leadership positions or which were non-core businesses for the Group. The Ivy Steel business in the United States was sold in late 2010 and the Insulation and Climate Control divestments in Europe were completed in the first half of 2011. In September 2011 we sold Premier Periclase, our seawater magnesia operation in Ireland. During the year we also disposed of our 35% associate investment in the Trialis distribution business in France.

Share Listings

In November 2011, CRH announced the reclassification of its Ordinary Shares from being primary-listed to being secondary-listed on the Irish Stock Exchange (ISE). The Group retained its premium listing on the London Stock Exchange (LSE), which it has had since the 1970s, although with effect from 9 November 2011 CRH Ordinary Shares listed in London are traded in Sterling pence rather than in euro. These changes facilitated the inclusion of CRH in the FTSE 100 and the FTSE All-Share indices. Trading continues in euro on the ISE and we continue to be a member of the Dow Jones EURO STOXX 50 Index which comprises 50 of the leading blue chip companies in the Eurozone.

The changes represent a logical progression for CRH given the international nature of our business and the fact that the majority of trading in the Group's shares has been on the LSE for some years. I believe the new listing arrangements will increase the Group's attractiveness to a wider international investor base.

Corporate Governance

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. The Board and management are committed to maintaining very high standards of corporate governance and ethical business conduct and are satisfied that appropriate risk management and internal controls are in place throughout the Group. Risk management has, quite correctly, been the subject of far more attention in the past few years in the context of the recessionary environment and high profile failures of risk systems in global organisations. The Board has delegated responsibility for the monitoring of risk management and internal controls to the Audit Committee. In addition, management has undertaken a significant review of the Group's risk management framework to ensure that the systems in place are appropriately robust and reflect the organisation structure and diversity of the Group.

A report on CRH's key governance principles and practices is provided on pages 40 to 47 This report sets out in detail how the Board operates and leads the Group. It also outlines how the 2010 UK Corporate Governance Code, which applies to the Company, is implemented. As Chairman,

"The global financial and economic crisis continued to impact trading conditions in our main markets during 2011. Against this background the Group recorded a profit before tax of €711 million (+33%) and earnings per share of 82.6c (+35%). The strength and depth of our management team has been demonstrated once again by our ability to achieve resilient returns even in the current exceptionally difficult environment."

I am satisfied that the Board operates effectively. Board meetings are characterised by open debate and positive interaction between executive and non-executive Directors. The internal mechanisms in place to evaluate Board performance, which are set out in detail in the Corporate Governance Report, provide a robust means to verify this each year. The Board has decided to enhance the internal review process through the appointment of an external service provider to facilitate the Board evaluation every three years. The first externally-facilitated evaluation will take place later in 2012.

Board and Senior Management

Liam O'Mahony retired from the Board on 31 December 2011 after over 40 years with the Group and 20 years as a Board member, including eight years as an executive Director, followed by nine years as Group Chief Executive and the past three years as a non-executive Director. Liam has made a huge



contribution to the growth and development of CRH during his outstanding career in all of these roles. On behalf of the Board, I thank him for his valued advice, wise counsel and commitment to the interests of shareholders.

The Directors and I are committed to ensuring that the Board is sufficiently diverse and appropriately balanced, and these are core elements taken into account by the Nomination & Corporate Governance Committee when it makes recommendations on Board appointments. The renewal policy is described in detail on page 40. The recent appointments of Ernst Bärtschi and Heather Ann McSharry are very much in keeping with these principles, continuing the process of board renewal at a pace which is consistent with the maintenance of the Board's teamwork and core values.

Ernst Bärtschi was co-opted to the Board on 26 October 2011 as a non-executive Director. Ernst, who is a Swiss national, is a former Chief Executive of Sika AG, a manufacturer of specialty chemicals for construction and general industry. Over the course of his career he has gained extensive experience in India, China and the Far East generally.

Heather Ann McSharry was co-opted to the Board on 22 February 2012 as a non-executive Director. Heather Ann is Chairman of the Board of Trustees of Bank of Ireland Pension Fund and is a director of IDA Ireland and the Institute of Directors. She is a former Managing Director of Reckitt Benckiser and Boots Healthcare in Ireland and was previously a director of Bank of Ireland and Enterprise Ireland.

Both Ernst and Heather Ann bring valuable experience to the Board. I have agreed a tailored induction programme with each of them, which over the course of their first year on the Board will provide them with an in-depth understanding of the Group.

The individual members of the CRH Board have the skills, knowledge and experience, including international experience, to lead the Company. I have conducted a formal evaluation of the performance of all Directors. This process covers the training and development needs of individual Directors, where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. In accordance with the policy adopted in 2011, the Directors will retire at the Annual General Meeting on 9 May 2012. I strongly recommend that each of them be re-elected.

At the conclusion of the Annual General Meeting on 9 May 2012, I will step down as Chairman and from the Board. I would like to express my personal appreciation to my colleagues on the Board, to our shareholders, to management and to the staff of CRH for the support and goodwill they have extended to me since I joined the Board in 1998, and particularly since I became Chairman in 2007. I consider myself as very fortunate to have had the company of such outstanding people and the opportunity to be part of such an exceptional company.

I am particularly happy that the Board has chosen Nicky Hartery to succeed me as Chairman. His experience, capabilities and commitment will ensure that the Board continues to lead the Company in a responsible and effective fashion in the years ahead.

Management and Staff

The strength and depth of our management team has been demonstrated once again by our ability to achieve resilient returns even in the current exceptionally difficult economic and trading environment. I thank Myles Lee and all CRH employees for their contribution and commitment to the success of the Group.

Conclusion

Management's views on the outlook for 2012 are set out in the Chief Executive's Review and the various Operations Reviews. The overall trading outlook for 2012 remains challenging. There is uncertainty about the future of the global economy and consequently about the recovery of construction markets, given the lag effect for our sector. Against the background of this environment, the basic fundamentals of our strategy are as valid today as they were pre-crisis. We will continue to focus relentlessly on ensuring that our businesses are well-positioned to deal with whatever trading conditions present themselves.

Kieran McGowan
27 February 2012


MEIER HALL

Chief Executive's Review

Key Aspects of 2011 Results

Sales increased by just over 5% to €18.1 billion (2010: €17.2 billion). Underlying like-for-like sales advanced by just under 5% while incremental sales arising from 2010/2011 acquisitions outweighed the impact of business disposals and adverse exchange translation effects.

EBITDA amounted to €1,656 million, a €41 million increase on the €1,615 million reported for 2010. EBITDA is stated after charging costs of €61 million (2010: €100 million) associated with the Group's ongoing restructuring initiatives.

Operating profit increased by 25% to €871 million (2010: €698 million) after restructuring and impairment charges of €82 million (2010: €202 million).

Profit before taxation of €711 million (2010: €534 million) showed an increase of 33% after charging total restructuring and impairment charges (including associates) of €93 million (2010: €224 million).

Earnings per share up 35% to 82.6c (2010: 61.3c) with dividend per share maintained at 62.5c. Dividend cover improved to 1.3 times from 1.0 times.

Year-end net debt of €3.5 billion was in line with December 2010. CRH continues to have one of the strongest balance sheets in our sector with year-end net debt to EBITDA of 2.1 times and 2011 EBITDA to net interest ratio of 6.4 times.

My thanks to our world-wide team across 36 countries for their ongoing commitment and dedication throughout a challenging year.

"The positive profit outcome for 2011 demonstrates the advantages of CRH's product and sectoral end-use balance and the benefits of the extensive reorganisation and restructuring measures implemented in response to the exceptionally difficult markets of recent years."

Myles Lee



Left: Glen-Gery Brick, CRH's leading brick brand in the US, manufactured the clay bricks for Meier Hall Dormitory in Elmira College, New York. This five-storey student housing facility is based on a traditional collegiate Gothic architectural style that matches the rest of the campus. The project was awarded a Best In Class finish in the 2010 Brick In Architecture Awards.

2011 Operations

Trading in the early months of 2011 benefited from a much more favourable weather backdrop than at the start of 2010. Reported sales revenue for the first half increased by 7%; on a like-for-like basis, excluding the impact of acquisitions, divestments and translation, underlying sales increased by 5%.

With increased strains in financial markets, the pace of underlying growth, particularly in core Eurozone markets, slowed through the third quarter while heavy September rainfall in parts of the United States also had an adverse impact. However, a strong finish to the year with mild November/December weather conditions resulted in a 4% second-half sales increase (5% underlying).

Overall sales revenue for the year of €18.1 billion was ahead of 2010. The underlying increase of 5% comprised a volume increase of approximately 3% and an increase of approximately 2% in average selling prices. This level of price increase, achieved in highly competitive markets, was not sufficient to recover the higher input costs experienced across the Group.

Europe Materials delivered improved overall profits despite energy input cost challenges and lower benefits from trading in CO_2 allowances. Results from operations in developing and stable regions, which account for roughly 85% of this segment's EBITDA, were generally positive and benefited from acquisitions; however trading remained tough in the "austerity economies" of Ireland, Spain and Portugal, which together generated roughly 15% of segment EBITDA.

Europe Products made good overall progress in 2011, although with increasing uncertainty in Eurozone financial markets in the second half of the year sales momentum slowed compared with the first half. Higher restructuring costs and the absence of earnings from businesses disposed of resulted in a slight decline in overall EBITDA; however, with lower impairment charges operating profit showed a significant increase.

Europe Distribution had a landmark year as, assisted by acquisitions, sales revenue exceeded the €4 billion level for the first time while margins moved ahead. Although demand moderated in the second half, this segment's Repair, Maintenance and Improvement (RMI) exposure mitigated the slow-down.

The full year out-turn for Americas Materials was better than projected in our November trading statement as a favourable end to the construction season weather-wise enabled us to out-perform our earlier expectations. Total energy-related costs, including liquid asphalt, diesel, gasoline and fuel oils, as a proportion of segment sales, increased by over 2 percentage points. Against this backdrop, and with highly competitive markets, limiting the margin decline for this business to less than 1% was a considerable achievement.

Americas Products delivered improved results and a return to operating profit following significant impairment costs and tough trading in 2010. With higher fuel and other input costs, and the costs associated with the roll-out of the Building Solutions programme, like-for-like results in North America were below 2010. Lower profitability in Argentina led to a reduced contribution from South America.

Americas Distribution enjoyed good sales growth in 2011 and finished the year strongly. Although markets were competitive and product costs rose sharply, margins moved ahead at both EBITDA and operating profit level.

The cost reduction and operational excellence initiatives which commenced in 2007 continued in 2011 and cumulative annualised savings from these actions over the five years to 2011 now stand at €2 billion. The incremental savings generated in 2011 amounted to €154 million but were more than offset by input cost increases that were not recovered in pricing.

Development

Total development spend amounted to €0.6 billion in 2011 of which approximately 74% was invested in materials operations, 16% in distribution and 10% in products activities.

Our Europe Materials Division acquired the VVM Group of businesses whose main operations include two cement grinding mills in Belgium with a combined capacity of 1.5 million tonnes. This transaction represented an important strategic opportunity for our existing Cementbouw cement trading and readymixed concrete business in the Benelux and also complements our Products operations in the region which encompasses structural, landscaping and infrastructure products in concrete. The Division also completed two transactions in Ukraine which



Right: Rudus delivered circa 3,000 cubic metres of frost-resistant concrete for the 473 metre long Lövö Bridge, completed in June 2011. The bridge has replaced a ferry connection in this scenic location in the Kemiö archipelago, Finland.

enhance our market presence when combined with our recently commissioned state-of-the-art cement plant in western Ukraine.

Americas Materials had an active year with the investment of approximately US$0.3 billion on 19 transactions which added over 0.5 billion tonnes of long-term reserves and expanded our geographic footprint across 15 states.

European Distribution continued the build-out of its Sanitary Heating and Plumbing (SHAP) activities in Belgium doubling to 20 the number of stores operated in the country. We see SHAP as a growth sector for the Group in Europe with opportunities to further expand our existing positions in Belgium, Northern Germany and Switzerland.

Americas Distribution was also active in adding to its branch network, particularly in its exterior products segment. The most significant transaction was the acquisition of a 15-branch exterior products distributor in the Northern Plains region with branches in Minnesota, Wisconsin, the Dakotas and Nebraska. This acquisition brings our total branch network in this region to 26.

Development spend in the Products segments remained subdued throughout 2011 as acquisition targets in these activities continued to face challenging new-build construction markets. As a result, CRH adopted a very selective approach to transactions in this business segment.



Our ongoing approach to portfolio review was reflected in the completion of a number of business divestments during 2011. These combined with the ongoing disposal of surplus land, plant and equipment across our various activities generated total proceeds from disposals of almost €0.5 billion.

Organisation and People

With effect from January 2011, as part of an organisational alignment to accelerate the capture of market growth opportunities while streamlining common business processes and functions, the Architectural, Precast and MMI groups within Americas Products were combined to form a new product group – Building Products – under the leadership of Keith Haas.

This reorganisation has proved very successful and we have now further re-aligned our management structure in the Americas. With effect from 20 February 2012, Doug Black, previously Chief Executive Officer (CEO) of Americas Materials, took on the role of President and Chief Operating Officer (COO) of Oldcastle, Inc. (holding company for CRH's operations in the Americas) reporting to Oldcastle CEO, Mark Towe. Randy Lake took over from Doug as CEO of Americas Materials, again with effect from 20 February 2012. Keith Haas took on expanded responsibilities with the absorption of our BuildingEnvelope™ operations into the Building Products structure. Randy and Keith, together with Bob Feury, CEO of Americas Distribution, all report to Doug in his role as COO, Oldcastle.

Francisco Irazusta joined Europe Products & Distribution in early 2011 and has assumed responsibility for our Products operations reporting to Erik Bax, Managing Director, Europe Products & Distribution.

With these changes I believe we have an experienced and highly skilled team positioned to deliver for CRH in the years ahead.

In July 2011 Bill Sandbrook resigned from our US operations to take up a position elsewhere in the industry. We thank Bill for his long and committed service over many years.

Group Strategy

CRH strategy is to sustain and grow a geographically diversified business with exposure to all segments of construction demand, enabling CRH to achieve its vision of being a responsible international leader in building materials delivering superior performance and growth.

CRH's Business Model

CRH outperforms in its business operations, develops its people and builds regional market leadership positions across an actively managed portfolio, while a federal structure effectively combines large company resources and local company entrepreneurship. The portfolio is well balanced across geographies, sector end-uses, and both new and RMI construction, thus providing exposure to multiple demand drivers which help smooth the effects of varying economic cycles.

With a rigorous approach to capital allocation and a strong focus on cash generation, CRH reinvests in its existing assets and acquires well-run, value-creating businesses while seeking exposure to new development opportunities and creating platforms for future growth. In a fragmented industry, CRH typically acquires small to mid-sized companies which complement the existing network; however this is augmented from time to time with larger transactions where we see compelling value. This sustainable business model and overall strategic approach has enabled CRH to deliver superior long-term performance through the business cycle.

Developed Economies

In the developed world, CRH's strategic focus is to continue to reinvest in its established platforms for operational efficiency, product quality and customer service. The development of these businesses is primarily through bolt-on acquisitions which enhance vertical integration, bolster our strong long-term permitted reserves positions and fill out regional and product level positions. In Western Europe and North America CRH has built a balanced portfolio of businesses which service the breadth of building materials demand from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and renewal. In many of its regions, CRH's diverse business base is uniquely positioned to provide a broad product offering to the construction industry. While our heavyside building materials operations support the Group's exposure to new-build construction, the lightside of our product range enables CRH to participate in the growing RMI markets of mature economies.

Developing Economies

In emerging regions, CRH's strategy is to target premium assets as an initial footprint, usually in cement and often in partnership with strong local established businesses. We identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further downstream into integrated building materials businesses as construction markets become more sophisticated over time. In the mid-1990s, CRH applied this approach to its entry into the Polish market and today the Group is the leading integrated building materials company in Poland. CRH is now replicating this approach in its platforms in Ukraine, India and China. As these markets develop, more sophisticated construction methods will emerge and, as has been our experience in Eastern Europe, a wide range of value-added construction products will be required, enabling CRH to roll out a broader range of products over time across the industry.

2012 Outlook

In Europe, the European Central Bank's Long Term Refinancing Operations which commenced in late December have eased the pressures on funding in the Eurozone banking sector. However, the banking sector remains highly leveraged and continuing reductions in bank balance sheets are leading to lower corporate and personal lending. These factors are contributing to the current uncertainty in relation to the growth outlook for Europe in 2012.

In the Americas, the flow of economic data in the US has been incrementally positive since the third quarter of 2011, with ongoing favourable job creation numbers and an improving growth outlook after a soft patch in the economy in mid-2011. These indicators suggest that the US should avoid a double-dip recession with some commentators now projecting more robust GDP growth in 2012 than that achieved overall in 2011.

It is still too early to assess the effect of recent financial market volatility on European construction prospects for 2012 although first half demand seems likely to suffer some impact. Nevertheless, for the year as a whole we currently expect resilient demand in Poland and Germany and only modest declines from a strong 2011 in Finland and Switzerland (these four countries accounted for roughly a quarter of 2011 Group sales), while our recently-commissioned cement plant in Ukraine will yield major operational improvements. Activity in our other European markets is likely to be more subdued than in 2011. While the outlook for the Benelux and France (together almost 20% of 2011 Group sales) has weakened, our significant RMI exposures in these countries should once again support performance in 2012.

In the Americas, indications of a likely pick-up in new housing activity in the US have strengthened over recent months while there is increasing evidence that non-residential markets are beginning to bottom out. With the current extension to the Federal Highway Funding programme expiring at end-March, political debate on a renewed programme, or on further extensions to the existing programme, has intensified. Our expectation is that an extension at a funding level close to that provided for 2011 will eventually be agreed for 2012.

Assuming no major economic or energy market dislocations, we expect to generate further like-for-like revenue growth in 2012 with the achievement of targeted price increases a key priority. This combined with benefits from acquisitions completed in 2011 leads us to expect further progress in the year ahead.

Performance 2002 - 2011


€ billion
Sales
IFRS
25
20
15
10
5
0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11


€ billion
EBITDA
IFRS
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11


€ billion
Operating profit (EBIT)
IFRS
2.5
2.0
1.5
1.0
0.5
0.0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11


cent
Earnings per share
IFRS
250
200
150
100
50
0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11


cent
Dividends per share
70
60
50
40
30
20
10
0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11


€ 000
Total shareholder return*
70
60
50
40
30
20
10
0
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11

* Total Shareholder Return calculated at each period end on an initial €100 investment in 1970. The Group has delivered superior long-term growth in total shareholder return, averaging 15.8% per annum since the Group was formed in 1970.



Finance Review

Overall like-for-like sales for the year were 5% ahead of 2010, the first annual organic sales increase for the Group since 2007.

With higher sales revenue, improved efficiencies and lower restructuring costs, EBITDA was ahead of last year, although the impact of significant energy-related cost increases, particularly on our materials businesses in both Europe and the Americas, limited the increase to €41 million (+3%). The full year depreciation and amortisation expense, before impairment charges, was 6% lower than last year at €764 million (2010: €815 million); this, combined with a €81 million reduction in impairment charges, contributed to a 25% improvement in operating profit. Group operating profit margin improved to 4.8% (2010: 4.1%), the first increase in this metric since 2007.

Year-end 2011 net debt of €3.5 billion was in line with year-end 2010. Net debt/EBITDA improved to 2.1 times (2010: 2.2 times) and EBITDA/net interest cover for the year was 6.4 times (2010: 6.5 times).

The Group remains in a very strong financial position with €1.3 billion of cash and cash equivalents and liquid investments at year-end; 99% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 91% of which mature after more than one year.

In August 2011, the Group completed a new €1.5 billion syndicated 5-year facility with 13 major international banks. At year-end 2011, total undrawn committed bank facilities amounted to €1.9 billion; this, together with cash and liquid investments of €1.3 billion at that date, leaves the Group with significant liquidity and one of the most flexible balance sheets in the sector. Since year-end, the Group has issued €500 million in 7-year Eurobonds at a coupon rate of 5%, the Group's lowest ever coupon for a maturity greater than 5 years.

In December 2011, changes in the Group's listing arrangements facilitated the inclusion of CRH in the FTSE 100 and FTSE All-Share indices, a move which we believe will increase the Group's attractiveness to a wider international investor base. CRH continues to be included in the MSCI Euro indices, the EuroStoxx indices and in the ISEQ 20 and ISEQ Overall indices, among others.

"The combination of strong debt metrics, significant liquidity, and a well-balanced profile of debt maturities over the coming years means that CRH continues to have one of the most flexible balance sheets in the sector."

Maeve Carton



Left: The Cooper Union for the Advancement of Science and Art in New York features Oldcastle's BuildingEnvelope™ architectural windows and curtain wall.

Key Components of 2011 Performance

Table 1 analyses the change in results from 2010 to 2011. Additional detail on the sales, EBITDA and operating profits for each of CRH's six reporting segments is set out in the reviews on pages 26 to 37.

Currency movements had a relatively minor impact on 2011 results, with a 12% strengthening of the average Swiss Franc exchange rate versus the euro partly offset by the weaker average US Dollar (-5%) and average Polish Zloty (-3%) rates.

Acquisitions completed in 2010 and 2011 contributed incremental sales revenue of €805 million and operating profit of €49 million in 2011. The impact of divested activities was a negative €469 million in sales, and, as these operations generated net losses in 2010, the disposal impact at operating profit level was a contribution of €16 million.

We continue to review and, when required, extend our cost reduction programme. Costs of €61 million incurred in 2011 to implement these savings were €39 million lower (2010: €100 million).

Impairment charges for 2011 at €32 million were significantly lower (2010: €124 million), and included €11 million (2010: €22 million) related to our investment in associates.

Revenue from ongoing operations increased by €815 million (+5%) on a like-for-like basis in 2011, with the Europe segments accounting for 70% of the increase. Despite the recovery in sales, price competition remained intense and higher input costs, especially energy-related costs, were not fully recovered and as a result organic operating profit declined by €8 million.

Net finance costs of €257 million were slightly higher than 2010.

Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength are set out in Table 2 opposite.

The Group EBITDA margin declined by 0.2 percentage points as the significant increase in input costs was not fully recovered in selling prices. Operating profit margin however improved by 0.7 percentage points in 2011 to 4.8%, reflecting the lower impairment charges this year. Management believes that the EBITDA/ Net interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With similar levels of EBITDA and interest in both 2010 and 2011, interest cover was little changed at 6.4 times (2010: 6.5 times).

The effective tax rate of 16% of pre-tax profit was lower than 2010 (17.8%), primarily reflecting the lower non-tax-deductible impairment charges.

The share price at 31 December 2011 was €15.36, 1% lower than the 2010 closing price (€15.50); however, with the 2011 dividend at 62.5c, the net return for shareholders for the year was a positive 3%. This follows returns of -16% in 2010 and +22% in 2009. With effect from 16 December 2011, CRH is included in the FTSE 100 and FTSE All Share indices. At year-end 2011, CRH's market capitalisation was €11.0 billion (2010: €11.0 billion), ranking the Group at number three in its building materials peer group (see page 49).

Total shareholders' equity increased by €0.2 billion to €10.6 billion during 2011, with the net comprehensive income for the year of €0.5 billion and share issue proceeds of €0.1 billion offset by dividends of €0.4 billion. Year-end net debt of €3.5 billion was also broadly in line with year-end 2010, and accordingly the percentage of net debt to total equity remained at 33% at year-end 2011. With year-end market capitalisation broadly in line with year-end 2010, the debt/ market capitalisation percentage also remained in line with 2010 at 32%.

Liquidity and Capital Resources

Table 3, opposite, summarises the main cash flows for 2011 and 2010.

Cash flows from operations

Total operating cash inflows amounted to €1,335 million in 2011, a reduction of €372 million compared with 2010, largely as a result of net working capital movements. Working capital levels are driven by trends in overall sales and also by seasonal weather patterns. The organic sales growth achieved in 2011, combined with the strong finish to the year as a result of better weather in

Table 1 Key Components of 2011 performance

€ million	Revenue	EBITDA	Operating profit	Profit on disposals	Finance costs	Associates' Profit after tax	Pre-tax profit
2010 as reported	17,173	1,615	698	55	(247)	28	534
Exchange effects	(243)	(24)	(4)	(1)	5	-	-
2010 at 2011 exchange rates	**16,930**	**1,591**	**694**	**54**	**(242)**	**28**	**534**
Incremental impact in 2011 of:							
2010 and 2011 acquisitions	805	78	49	-	(8)	-	41
2010 and 2011 divestments	(469)	(1)	16	17	5	(3)	35
Restructuring costs	-	39	39	-	-	-	39
Impairment charges	-	-	81	-	-	11	92
Ongoing operations	815	(51)	(8)	(16)	(12)	6	(30)
2011	**18,081**	**1,656**	**871**	**55**	**(257)**	**42**	**711**
% change	**+5%**	**+3%**	**+25%**				**+33%**

November/December 2011 (compared with the same period in 2010), resulted in a net working capital outflow of €161 million in 2011 (2010: inflow of €256 million). Despite this net outflow, our working capital metrics for 2011 remained in line with 2010, maintaining the strong progress achieved in 2009 and 2010.

Operating cash outflows increased to €1,309 million (2010: €1,042 million) mainly due to higher capital expenditure, which at €576 million represented 3.2% of Group revenue (2010: 2.7%) and amounted to 78% of depreciation (2010: 59%). "Other" outflows reflect the elimination of non-cash items (such as share of associates' profits, profit on disposals and share-based compensation expense) which are included in arriving at profit before tax, together with payments made to address pension deficits in the Group's defined benefit schemes.

Table 2 Key Financial Performance Indicators

	2011	2010
EBITDA margin	**9.2%**	9.4%
Operating profit margin	**4.8%**	4.1%
EBITDA/Net interest cover	**6.4x**	6.5x
Effective tax rate	**16.0%**	17.8%
Shareholder return	**+3%**	-16%
Net debt as % of total equity	**33%**	33%
Net debt as % of market capitalisation	**32%**	32%

Table 3 Summarised Cash Flow

€ million	2011	2010
Inflows		
Profit before tax	**711**	534
Depreciation/amortisation (including impairment)	**785**	917
Working capital (outflow)/inflow	**(161)**	256
	1,335	1,707
Outflows		
Tax paid	**(96)**	(100)
Dividends (before scrip dividend)	**(445)**	(438)
Capital expenditure	**(576)**	(466)
Other	**(192)**	(38)
	(1,309)	(1,042)
Operating cash inflow	**26**	665
Acquisitions and investments	**(610)**	(567)
Proceeds from disposals	**492**	188
Share issues (including scrip dividend)	**141**	185
Translation	**(59)**	(221)
(Increase)/decrease in net debt	**(10)**	250

Cash flows from investing and financing activities

The Group completed 45 acquisitions and investment transactions in 2011 spending a total of €610 million (2010: €567 million).

Proceeds (including net debt assumed by purchasers) from disposal of non-current assets and businesses amounted to €492 million (2010: €188 million), reflecting the divestment of our European Insulation and Climate Control businesses, Premier Periclase in Ireland and our 35% associate investment in the Trialis distribution business in France.

Net proceeds from share issues include €135 million (2010: €140 million) arising on the take-up of shares in lieu of dividends, together with proceeds of €6 million (2010: €45 million) from issues under the Group's share option and share participation schemes.

Exchange rate movements during 2011 increased the euro amount of net foreign currency debt by €59 million principally due to the 3% strengthening in the year-end exchange rate of the US$ versus the euro, from 1.3362 at end-2010 to 1.2939 at end-2011.

Borrowings and Credit Facilities

An analysis of the components of net debt, together with information on the currency and maturity profile of our debt and on the interest rates applicable to that debt, are set out in notes 22 to 25 to the financial statements.

In August 2011 CRH completed a new 5-year €1.5 billion committed revolving facility provided by 13 international banks and cancelled €0.6 billion of shorter-dated facilities. CRH believes that its current facilities are sufficient to meet its capital expenditure and other expenditure requirements for 2012.

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants, details of which are set out in note 23 to the financial statements.

CRH remains committed to maintaining an investment grade credit rating.

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on CRH's financial condition.

Financial Risk Management

The Board sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Details of these policies are set out in note 21 to the financial statements. With the significant volatility and uncertainty in the Eurozone during 2011, the Group has made appropriate adjustments to its cash transmission, collection and holding policies in order to minimise the associated risks.

Sarbanes-Oxley Act

For the year ended 31 December 2010, management concluded that internal control over financial reporting was effective; Ernst & Young audited the effectiveness of these controls and issued an unqualified opinion thereon. The 2011 assessment and related auditors' report will be included in the 2011 Annual Report on Form 20-F which will be filed with the Securities and Exchange Commission by the end of the first quarter of 2012.


OLYMPIA
COTRANS 5

Group Operations

The continuation in 2011 of the difficult trading conditions experienced since the start of the global financial crisis required that we remained focussed on the short-term imperative of streamlining our businesses and sizing our operations for near-term demand levels. At the same time we continued to invest in our business and our people in order to maintain our strong business model, and we used the full breadth of our portfolio to build our business where opportunities existed.

As always safety is our first priority. Throughout 2011 we continued to refine our strategies to ensure awareness of and adherence to the safest working practices throughout our Group. As we expand our presence in emerging markets, the challenges facing the Group in improving safety in these regions are significant. We are committed to extending and developing the training and education programmes which we know will help foster a culture of safety and an improved safety performance in these regions.

CRH has a strong record of productivity and continuous improvement, and a culture across the Group of sharing ideas that help improve our performance. We know that finding better, faster and more productive ways to run our businesses has been a vital contributor to the success of the Group. In 2011 we continued to robustly manage our operations to improve our operational performance and enhance our competitive position. We responded to the challenges of the year through disciplined price management, a relentless focus on cost reduction and the delivery of greater operational efficiencies. We continue to strive for higher outputs, improved productivity and lower costs, in the knowledge that these competitive improvements will be key to ensuring that we meet our operational and financial targets in the future.

2011 saw a continuation of the upward trend in commodity prices in all our markets. During the year we built further on the existing Group-wide initiatives to reduce our energy consumption and to leverage better the benefits of global procurement. These closer inter-divisional linkages allow the Group to develop a more integrated and comprehensive approach to address inflationary cost challenges and to contribute to initiatives that are benefiting the Group.

We have taken the necessary actions to protect CRH during this recessionary cycle. We are confident that measures taken during this crisis will build long-term value in our business. We know that our operations teams have worked hard during this past year to make the right decisions that will benefit the Group and help build momentum for our businesses for the future.

"We responded to the challenges of 2011 through disciplined price management, a relentless focus on cost reduction and the delivery of greater operational efficiencies. We continue to strive for higher outputs, improved productivity and lower costs, in the knowledge that these competitive improvements will be key to ensuring that we meet our operational and financial targets in the future."

Albert Manifold



Left: The "Cotrans 8", a 1,000 tonne capacity barge, delivering gravel to Cementbouw's Zouterwoude readymixed concrete plant in western Netherlands.

CRH operational snapshot 2011

Financials

Geography and products (EBITDA)

Materials

Europe	€ million	% of Group
Sales	2,985	17
EBITDA	436	26
EBIT	264	30
EBITDA margin	14.6%	
EBIT margin	8.8%	

Americas	€ million	% of Group
Sales	4,395	24
EBITDA	530	32
EBIT	264	30
EBITDA margin	12.1%	
EBIT margin	6.0%	

Europe



Austerity Economies 15%
Stable Economies 45%
Developing Economies 40%

Americas



East 65%
West 35%

Products

Europe	€ million	% of Group
Sales	2,648	15
EBITDA	194	12
EBIT	66	8
EBITDA margin	7.3%	
EBIT margin	2.5%	

Americas	€ million	% of Group
Sales	2,378	13
EBITDA	164	10
EBIT	42	5
EBITDA margin	6.9%	
EBIT margin	1.8%	

Europe



Concrete 50%
Clay 15%
Building products 35%

Americas



Building products 75%
BuildingEnvelope™ 20%
South America 5%

Distribution

Europe	€ million	% of Group
Sales	4,340	24
EBITDA	267	16
EBIT	190	22
EBITDA margin	6.2%	
EBIT margin	4.4%	

Americas	€ million	% of Group
Sales	1,335	7
EBITDA	65	4
EBIT	45	5
EBITDA margin	4.9%	
EBIT margin	3.4%	

Europe



DIY 30%
Builders Merchants 55%
SHAP 15%

Americas



Exterior products 85%
Interior products 15%

Sector exposure and end-use (EBITDA)

Europe


Residential 35%
Non-residential 25%
Infrastructure 40%
New 80%
RMI 20%

Americas


Residential 10%
Non-residential 25%
Infrastructure 65%
New 35%
RMI 65%

Annualised Production Volumes

Europe
Cement – 15.6m tonnes*
Aggregates – 53.3m tonnes
Asphalt – 2.7m tonnes
Readymixed Concrete – 10.2m cubic metres*
Lime – 1.0m tonnes
Concrete Products – 6.0m tonnes

Americas
Aggregates – 116.5m tonnes
Asphalt – 39.6m tonnes
Readymixed Concrete – 5.9m cubic metres

Europe


Residential 45%
Non-residential 35%
Infrastructure 20%
New 70%
RMI 30%

Americas


Residential 50%
Non-residential 40%
Infrastructure 10%
New 65%
RMI 35%

Europe
Architectural Concrete – 5.7m tonnes
Precast Concrete – 7.1m tonnes
Clay – 2.1m tonnes
Fencing & Security – 3.8m lineal metres

Americas
Architectural Concrete – 7.7m tonnes
Precast Concrete – 0.9m tonnes
Pipe & Prestressed concrete – 0.3m tonnes
Clay – 0.8m tonnes
BuildingEnvelope™ – 8.4m square metres glass, 17.7k tonnes aluminium
Construction Accessories – 22.7k tonnes
Fencing Products – 9.7m lineal metres

Europe


Residential 70%
Non-residential 25%
Infrastructure 5%
New 35%
RMI 65%

Americas


Residential 50%
Non-residential 50%
New 45%
RMI 55%

Outlets

Europe
Builders Merchants 522 branches
DIY 241 stores

Americas
Exterior Products 142 branches
Interior Products 50 branches

* *Excludes CRH share of cement (c. 8.9m tonnes) and readymixed concrete (c. 0.7m cubic metres) attributable to associates, Uniland in Spain (26%), Mashav in Israel (25%) and Yatai Building Materials in China (26%).*

CRH Executive Management Team

Maeve Carton was appointed Finance Director and became a CRH Board Director in May 2010. Since joining CRH in 1988, she has held a number of roles in the Group Finance area and was appointed Group Controller in 2001 and Head of Group Finance in January 2009. She has broad-ranging experience of CRH's reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH's evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.

Myles Lee was appointed a CRH Board Director in November 2003. He joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 30 years' experience of the building materials industry and of CRH's international expansion. He was appointed Group Chief Executive with effect from January 2009.

Albert Manifold was appointed Chief Operating Officer of CRH and to the CRH Board with effect from January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director, Europe Materials.

This page left to right:
Maeve Carton, *Finance Director*
Myles Lee, *Chief Executive*

Opposite page left to right:
Standing: Doug Black, *President and Chief Operating Officer Oldcastle, Inc.*
Erik Bax, *Managing Director Europe Products & Distribution*
Seated: Albert Manifold, *Chief Operating Officer*
Henry Morris, *Managing Director Europe Materials*
Mark Towe, *Chief Executive Officer Oldcastle, Inc.*



Doug Black, a BS in Mathematical Science/Civil Engineering and MBA, joined CRH in 1995 as Vice-President Business Development and in 1996 helped establish Oldcastle Distribution with the acquisition of Allied Building Products. Doug was President of Oldcastle Precast Southeast from 1996 to 2000, was promoted to Chief Operating Officer Oldcastle Architectural in 2000 and was President and Chief Executive Officer (CEO) Oldcastle Architectural from 2002 to July 2006. Doug was appointed CEO Americas Materials in 2008 after two years serving as President of this Division and became President and Chief Operating Officer, Oldcastle, Inc. (the holding company for CRH's operations in the Americas) in February 2012.

Henry Morris, a mechanical engineer and MBA, joined Irish Cement Limited as a graduate. He held a number of operational roles in CRH's cement business prior to his appointment as Managing Director of CRH's Aerobord business in 1990. Henry left the Group to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Division in January 2009.

Erik Bax, a building & construction engineer and MBA, joined CRH in 1984 as Manager, New Business at Vaculux and was appointed Managing Director Vaculux in 1993. He subsequently held a number of senior positions in Europe Products & Distribution. Erik became Managing Director CRH Europe Building Products in 2003 and Managing Director CRH Europe Distribution in 2007. He was appointed Managing Director of CRH Europe Products & Distribution in 2010.

Mark Towe was appointed a CRH Board Director with effect from July 2008. A United States citizen, he joined CRH in 1997. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH's operations in the Americas) in July 2008. With approximately 40 years' of experience in the building materials industry, he has overall responsibility for the Group's aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.



MATERIALS

Europe Materials

Europe Materials' strategy is to build strong vertically-integrated regional positions. Operating in 20 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of aggregates, concrete and asphalt products. With a network of well-invested facilities, Europe Materials focuses on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and manufacture of low carbon cements, while the scale of our operations provides economies in purchasing and logistics management.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH's entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical integration approach over time. In total, Europe Materials employs approximately 11,600 people at close to 650 locations.

Americas Materials

Americas Materials' strategy is to build strong regional positions underpinned by well-located, long-term reserves. Operating in 44 states with 12.4 billion tonnes of permitted aggregates reserves of which 80% are owned, this business is vertically integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is a principal supplier of product to US highway repair and maintenance demand.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of US aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further. Americas Materials employs approximately 17,800 people at close to 1,200 operating locations.





Top: CRH is the market leader in building materials in Poland. Featured above is the Drahle sand and gravel pit based in the northeast of Poland.

Bottom: The watchful eyes of four United States Presidents observe CRH employees as they pave Highway 244 at the base of the Mount Rushmore National Memorial in South Dakota.

CRH operates strong vertically-integrated primary materials businesses which have strategically located long-term reserves, balanced end-use exposure and leading market positions in all its major markets.


EUROPE


ANDHRA PRADESH, INDIA


NORTHEASTERN CHINA


UNITED STATES

Market leadership positions – Europe

Cement	Top 10	Western Europe
	No.1	Finland, Ireland
	No.2	Portugal (49%), Switzerland
	No.3	Poland, Tunisia (49%)
	No.4	Ukraine
	No.1	Aegean Region - Turkey (50%)
	No.1	Northeast China (26%)
	No.2	Andhra Pradesh, India (50%)
Aggregates	No.1	Finland, Ireland, Portugal (joint) (49%)
Asphalt	No.1	Ireland
Readymixed concrete	No.1	Finland, Ireland
	No. 2	Portugal (49%), Switzerland
Agricultural & chemical lime	No.1	Ireland
	No.2	Poland
Concrete products	No.1	Blocks and rooftiles, Ireland

Market leadership positions – Americas

Asphalt	No.1	United States
Aggregates	No.3	United States
Readymixed concrete	Top 3	United States

Reserves – Europe

	Physical location	Proven & probable million tonnes	Years to depletion
Cement	Ireland	131	67
	Poland	68	19
	Switzerland	11	8
	Ukraine	107	61
	Other	525	90
Aggregates	Finland	193	11
	Ireland	850	66
	Poland	258	29
	Spain	106	62
	Other	333	32
Lime	Ireland/Poland	50	36
Subtotal		**2,632**	

Reserves – America

Aggregates - US	East	7,757	118
	West	4,661	102
Cement - US	American Cement	10	60
Subtotal		**12,428**	
Group Total		**15,060**	

Europe Materials

Results € million	% Change	2011	2010	Total Change	Analysis of change Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+12%	**2,985**	2,665	**+320**	+243	+110	-35	-	+2
EBITDA*	+3%	**436**	423	**+13**	-18	+17	-1	+14	+1
Operating profit*	+5%	**264**	251	**+13**	-13	+10	-	+14	+2
EBITDA/sales		**14.6%**	15.9%						
Operating profit/sales		**8.8%**	9.4%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs amounted to €19 million (2010: €33 million); no impairment charges were incurred (2010: nil)

Like-for-like sales increased by 9% in 2011, with improved construction activity in the more stable European economies and stronger growth in the developing economies to the east more than offsetting declines in western and south-western Europe. With the benefit of contributions from acquisitions, profits were ahead of last year; however good improvements in pricing as the year progressed, together with greater alternative fuel usage, did not offset the impact of lower benefits from trading of CO_2 allowances and margins declined. Excluding the impact of CO_2 allowances (€38 million in 2011 compared with €67 million in 2010), underlying EBITDA increased by €11 million for the year (and by €33 million in the second half), EBITDA margin was stable and our operating profit margin improved.

2011 saw a further pick-up in acquisition activity with €232 million spent on a total of 7 transactions, of which the most significant was the expansion of the Division's activities in Benelux with the acquisition of VVM, a cement grinding and readymixed concrete business in Belgium. We continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China. In 2011 we sold Premier Periclase, our Irish seawater magnesia operation.

Ireland, Portugal, Spain (15% of EBITDA)

In Ireland, activity again fell and cement volumes were 16% lower than 2010. Our cost and capacity reduction programmes continued during 2011. With lower restructuring charges operating losses reduced compared with 2010. In Portugal, activity levels, particularly in the public sector, fell steeply and cement volumes were 15% lower. Our 49% joint venture, Secil, was impacted by the reduced domestic construction activity, although prices improved and Secil maintained a high level of exports. Overall operating profit was down on 2010. In Spain, construction activity fell by a further 19% with declines across all sectors and results were lower than 2010.

Switzerland, Finland, Benelux (45% of EBITDA)

Construction activity in Switzerland remained robust in 2011; however, the strength of the Swiss Franc contributed to some pricing pressures in the second half of the year. With the help of acquisitions, volumes in both our cement and aggregates operations continued to be strong and operating profit improved. Construction output in Finland grew by almost 3%, led by increased activity in the residential sector. Non-residential construction recovered slightly, while infrastructure volumes were steady. Overall cement volumes increased by 14% and this, combined with good volumes in our downstream businesses, ongoing cost reduction programmes and increased use of alternatives fuels, led to increased operating profit. In the Benelux, our readymixed concrete and aggregates business benefited from higher volumes; in an increasingly competitive environment underlying operating profit was marginally ahead of 2010. VVM, acquired in August 2011, has traded in line with expectations.

Central and Eastern Europe, Eastern Mediterranean, Asia (40% of EBITDA)

In Poland, construction activity was very strong particularly in the second half of the year. Our cement volumes were up 16%, and aggregates and concrete volumes were also well ahead of 2010 mainly due to completion of infrastructure projects in advance of the European football championship in mid-2012. Activity in the residential market started to recover after two weak years. Some price improvement was achieved which, combined with the increased volumes, resulted in a significant improvement in operating profit. In Ukraine, cement volumes were up 17%. Although clinker production from the new kiln commenced in the second half, results were affected by the higher running costs of the old plant and the overall operating result was lower. In Turkey, while domestic cement volumes for our 50% joint venture in the Aegean region increased by 20% compared with 2010, export volumes fell, resulting in a total net volume increase of 7%. Operating profit was higher than 2010. In southern India, market demand weakened across our 50% cement joint venture's core markets; however, price improvements delivered higher operating profit. In China, further growth in construction, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment, volumes, selling prices and profitability moved ahead strongly.

Outlook

The outlook remains challenging for Ireland, Portugal and Spain. However, capacity reduction, cost efficiencies and improved use of alternative fuels should help our businesses to maintain margins. We expect a modest decline in overall construction activity in Switzerland, Finland and the Benelux. The pace of construction demand in Poland and Ukraine should be robust in the run up to the EURO 2012 football championship while a full year's contribution from our new cement plant in Ukraine will result in cost efficiencies and improved margins. Cement demand is expected to continue to grow in both of our Asian markets, albeit at a slower rate as tighter government fiscal strategy impacts the level of construction activity.

Americas Materials

Results € million	% Change	2011	2010	Total Change	Analysis of change: Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	**4,395**	4,417	**-22**	+59	+130	-	-	-211
EBITDA*	-6%	**530**	566	**-36**	-37	+20	-	+8	-27
Operating profit*	-8%	**264**	288	**-24**	-28	+10	-	+8	-14
EBITDA/sales		**12.1%**	12.8%						
Operating profit/sales		**6.0%**	6.5%						

** EBITDA and operating profit exclude profit on disposals*
Restructuring costs were €9 million (2010: €17 million); no impairment charges were incurred (2010: nil)

While sales revenue remained stable, energy cost increases and pricing pressures presented considerable challenges throughout 2011. Aggressive actions to reduce variable and fixed costs moderated the decline in operating profit. Overall US Dollar EBITDA was 2% lower than 2010 with operating profit down 4%.

Americas Materials completed 19 acquisitions in 2011 with a total spend of €218 million, adding 23 quarries (538 million tonnes of reserves), 13 asphalt plants and 9 readymixed concrete plants with annual production of 5.5 million tonnes of aggregates, 1.6 million tonnes of asphalt and 0.3 million cubic metres of readymixed concrete.

Energy and Other Costs: The price of bitumen, a key component of asphalt mix, rose by 14% in 2011 following a similar increase in 2010. Prices of diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 30% and 28% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, increased by 19%. As a result, energy costs as a proportion of sales rose by over two percentage points. Against this backdrop and with ongoing competitive pressures, we continued to improve efficiency, reduce cost, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. As a result, our overall margin decline was limited to less than one percentage point.

Aggregates: Like-for-like volumes increased by 4%, with total aggregates volumes including acquisitions up 10%. Volume gains were driven primarily by an increase in sales of lower value materials on a number of large projects. Accordingly, average like-for-like prices fell by 1% reflecting the lower value product mix. Operating profit improved as gains in efficiency more than offset higher energy costs, resulting in a 2% reduction in unit production costs.

Asphalt: Like-for-like volumes were 1% lower than in 2010. Including acquisitions, volumes were flat. Unit cost increased 8% with higher bitumen and burner fuel cost more than offsetting the benefit of greater recycled asphalt usage. Challenging trading conditions limited our like-for-like asphalt price increase to 5% and accordingly our overall margin for this business declined.

Readymixed Concrete: Volumes increased by 10% on a like-for-like basis with total volume including acquisitions up 13%. In a very competitive environment average prices declined by 1% on a like-for-like basis and, with a 1% increase in unit cost, margins declined. With better volumes however, profitability was similar to last year.

Paving and Construction Services: While sales revenue remained broadly unchanged, margins were lower due to continued severe competition for infrastructure projects and rising input and energy costs.

Regional Performance

East (65% of EBITDA)

The East region, comprising operations in 22 states, is organised into four divisions; the most important states in the region are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. Overall operating profit was lower than 2010. Performance in our Mid-Atlantic division continued to be strong in 2011. Despite continuing weak markets in the Southeast, the operating result was higher than 2010 as restructuring initiatives positively impacted performance. Operating profit in our Northeast and Central divisions was only moderately lower than in 2010 despite significant margin pressures and particularly adverse weather conditions in the spring and autumn.

West (35% of EBITDA)

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Overall operating profit was lower. In our Central West division, which experienced disruptions to first-half construction activity in certain markets caused by the flooding of the Mississippi river and its tributaries, operating profit was lower than in 2010 as both public and private activity declined. Our Mountain West and Northwest divisions benefited from large jobs and moderately improved market demand leading to increases in volume. Both of these divisions delivered improved profits.

Outlook

The US housing market appears to have stabilised and we have seen some expansion in commercial activity underpinned by growth in the manufacturing and energy sectors. Overall we expect commercial and residential demand to be flat to slightly up in 2012. The most recent extension of the federal highway programme expires on 31 March, 2012. We anticipate a new bill or further extensions to be achieved over the coming months with funding for highways close to that in 2011. Ongoing state and local government fiscal pressures coupled with the roll-off of the federal stimulus bill will likely result in moderately lower Infrastructure volume for the year as a whole.

Overall, we expect 2012 volume for our mix of business to be relatively flat with 2011. Our focus for 2012 is therefore to achieve further price increases and efficiency improvements against a continuing challenging input cost backdrop.

Operations Review – Products

PRODUCTS

Europe Products

Europe Products' strategy is to build and grow scalable businesses in the large European construction markets. The strategy is delivered by increasing the penetration of CRH products, developing positions to benefit from scale and best practice. We create competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers.

Operating in 19 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and entrance control systems. Leveraging the benefits of our regional platforms, we realise operational and procurement synergies across the network. Pan-European product development provides construction solutions which increase efficiencies on site, creating more design freedom for architects and enhancing the built environment. Europe Products' development strategy is to further penetrate the growing RMI markets of developed Europe and to broaden the product range in developing regions as construction markets in those regions become more sophisticated. This Segment employs approximately 16,600 people at close to 400 operating locations.

Americas Products

Americas Products' strategy is to build a national footprint of an optimised portfolio of businesses which offer regional leadership positions across a full range of Building Products (precast and architectural concrete, clay and fencing products, packaged lawn and garden products, and packaged concrete mixes) and BuildingEnvelope™ solutions (glass and aluminium glazing systems) under the Oldcastle brand name. A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle's North American research and development centre, a continuous pipeline of innovative value-added products and design solutions are maintained.

Operating in 40 states, CRH has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the new Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely positioned in the industry to offer solutions to customers across all phases of building construction. Employees total approximately 14,900 at close to 380 locations.


BYENHOF
AK



Top: CRH's security fencing company Heras' new iGate, which won a prestigious Red Dot Design award in 2011, enables a company to customise a gate with its own design on the panels.

Bottom: A crane placing a 2.75 metre precast concrete pipe, manufactured by Oldcastle Precast, for a large wastewater treatment plant expansion in Utah.

CRH manufactures products for use in residential, non-residential and, to a lesser extent, infrastructure construction applications. Complementary value-added exterior products include architectural glass, aluminium glazing systems, clay brick and block, and entrance control products.



EUROPE
AUSTRALIA



NORTH AMERICA
SOUTH AMERICA

Market leadership positions – Europe

Architectural concrete products	No.1 paving products: Benelux, France, Slovakia No.1 paving/landscape walling: Germany No.1 architectural masonry: UK No.2 paving products: Denmark
Structural concrete products	No.1 precast flooring: Benelux No.1 precast architectural concrete: Denmark No.1 utility precast: France No.1 precast structural elements: Hungary, Switzerland No.1 concrete fencing and lintels: UK
Clay products	No.1 facing bricks: UK No.2 facing bricks, pavers & blocks: Europe
Construction accessories	No.1 Western Europe
Fencing & security	No.1 security fencing and perimeter protection: Europe

Market leadership positions – Americas

Concrete masonry, patio products, pavers & rooftiles	No.1 paving & patio: North America No.1 masonry: United States
Packaged concrete mixes	No.2 United States
Clay bricks, pavers and tiles	No.1 brick producer: northeast and midwest United States No.1 rooftiles: Argentina No.2 floor and wall tiles: Argentina No.4 clay block producer: Argentina
Packaged lawn & garden products	No.2 United States
Precast concrete products	No.1 precast concrete utility products: United States
Building envelope solutions	No.1 North America
Construction accessories	No.2 United States
Fencing products	No.2 fencing distributor and manufacturer: United States

Europe Products

Results

€ million	% Change	2011	2010	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
					Analysis of change				
Sales revenue	-6%	**2,648**	2,817	**-169**	+175	+20	-364	-	-
EBITDA*	-2%	**194**	198	**-4**	+9	+3	-8	-8	-
Operating profit*	n/m	**66**	11	**+55**	+19	+1	+3	+31	+1
EBITDA/sales		**7.3%**	7.0%						
Operating profit/sales		**2.5%**	0.4%						

** EBITDA and operating profit exclude profit on disposals*

Restructuring costs amounted to €24 million (2010: €16 million); impairment charges of €15 million were incurred (2010: €54 million)

Overall, Europe Products experienced better trading conditions in 2011 although it was a mixed picture across our various businesses, and reported results were impacted by divestments completed during 2011. The first half was helped by significantly better weather conditions, particularly in the early months of the year, and like-for-like sales grew by 8%. The second half saw the rate of growth in organic sales moderate to 4% as weakening consumer confidence and further austerity measures in the Eurozone economies contributed to negative sentiment. With lower restructuring and impairment charges, second-half operating profit improved versus 2010.

2011 saw the completion of the divestment of our Insulation and Climate Control businesses, in addition to some smaller business disposals. The table above reflects the impact in 2011 of the disposal of these businesses, which had incurred a net loss in 2010 and which accounted for €48 million of the total €54 million restructuring charges in 2010.

Concrete Products (50% of EBITDA)

Activity levels in 2011 were supported by more benign winter weather conditions in the first and fourth quarter compared with 2010. Against this, weakening consumer sentiment in the second half of the year, together with the impact of government austerity measures and higher energy input costs, resulted in slower activity in the Netherlands. This was partly offset by resilient demand in Germany and an improved performance in Denmark. With the strong first and fourth quarter performance, operating profit for the full year was significantly higher than 2010.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence in the second half of the year, in particular within the garden segment in Benelux, and revenues were lower than 2010. In the Netherlands, weaker government and municipal spending had a negative impact on demand. Our German operations, where we have invested in three additional plants, showed a strong performance in 2011. Overall operating profit was ahead of 2010. Our Structural operations reported operating profit well ahead of 2010 on the back of restructuring initiatives in previous years in all markets. In Denmark, our results advanced strongly. Our sand lime block business in the Netherlands and our Belgian specialty business, which supplies the residential, industrial and agricultural sector, continued to deliver strong results. Within central and eastern Europe, Hungary experienced a recovery and trading conditions in Poland remained positive. With lower restructuring costs, operating profit for the structural business was well ahead of last year.

Clay Products (15% of EBITDA)

In the UK new house completions increased during 2011; however, this improvement was partly offset by a decline in housing repair and maintenance activity, and industry brick volumes were largely in line with 2010. Although delays in recovering significant energy cost increases impacted our business, overall operating profit was ahead of 2010 as a result of efficiencies and once-off gains resulting from our restructuring programme. In Mainland Europe our markets remained challenging. Operating profit was lower than 2010 as a result of significant production cutbacks to reduce stock levels and two further plant closures in Germany.

Building Products (35% of EBITDA)

This group reported a 3% increase in sales from continuing businesses for the year. Volumes increased slightly, however market pressure on sales prices and higher raw material input costs negatively affected margins, causing operating profit from continuing businesses to be marginally behind last year. Our Construction Accessories business, which is the market leader in Western Europe, started the year well with increased volumes in the first half. Due to the economic uncertainty, volumes fell in the second half and, with increasing pressure on margins, overall operating profit for the year was broadly in line with 2010. The Outdoor Security business, specialising in entrance control and perimeter protection solutions, showed a mixed picture. Fencing had to cope with weaker volumes and fierce competition, resulting in a lower operating profit outcome. Our Shutters & Barriers business did very well in the beginning of 2011, but faced a more difficult second half with lower volumes than last year; however, with tight cost control, and a good market position, results were ahead of last year.

Outlook

Our Products businesses, which are predominantly located in the Netherlands, Germany, Belgium and France, are exposed to new construction. Given the most recent economic developments in the Eurozone, we are more cautious in relation to the outlook for 2012. A rapid and continuing decline of consumer confidence, low activity levels in residential and non-residential markets and further austerity measures announced by governments to reduce budget deficits, make for an uncertain outlook in 2012. However, the German and Danish markets continue to be robust and to perform well and we expect benefits from our ongoing restructuring measures.

Americas Products

Results € million	% Change	2011	2010	Total Change	Analysis of change Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-4%	2,378	2,469	-91	+51	+37	-70	-	-109
EBITDA*	+6%	164	154	+10	-26	+7	+8	+25	-4
Operating profit*	n/m	42	(24)	+66	-16	+6	+13	+61	+2
EBITDA/sales		6.9%	6.2%						
Operating profit/sales		1.8%	-1.0%						

** EBITDA and operating profit exclude profit on disposals*

Restructuring costs amounted to €4 million (2010: €29 million); impairment charges of €4 million were incurred (2010: €40 million)

2011 saw the pace of decline in our markets moderate significantly, and we saw some top-line growth in the year. Overall like-for-like sales were 2% ahead compared with 2010. Organic profits and margins were impacted by higher fuel and other input costs, and by costs associated with the first-year roll-out of our Building Solutions programme. However, higher sales, together with the benefit of ongoing cost reduction initiatives, lower restructuring and impairment costs and a full year of our reorganised Building Products group, resulted in a significant improvement in overall operating profit to €42 million (2010: loss of €24 million).

Our Building Products group completed 4 bolt-on transactions during 2011. The acquisition of a leading paving manufacturer in Canada in May was the largest transaction; this complements and strengthens our existing business in eastern Canada. In our masonry business, we acquired a small block manufacturer and distributor in Indiana in July. Our Lawn and Garden business closed on a small mulch and soils supplier serving the greater Boston market in December, while our Precast business unit acquired a Florida-based highway barrier and specialty precast manufacturer in the first half of 2011.

The impact of divestments shown in the table above reflects the effect of the disposal in late 2010 of the loss-making Ivy Steel business acquired as part of the 2006 MMI acquisition.

Building Products (75% of EBITDA)

With effect from January 2011 our architectural products and precast groups, together with the retained MMI construction accessories and fencing businesses, were combined to form the Building Products group. This group has been successful in capturing market growth opportunities while saving costs by applying common business processes and functions.

With the benefit of acquisitions, our Architectural Products business showed modest sales growth in 2011, against a background of continuing soft residential and non-residential markets. Our Canada business, which had held up well in recent years, slowed in 2011. However, we benefited from continued stability across the full breadth of architectural products in our businesses which supply both the DIY and professional RMI segments. Cost reduction and rationalisation measures partly offset the impact of higher input costs. Results from the fencing business improved, and significantly reduced losses were recorded. Overall, this business recorded an increase in underlying operating profit for the year.

Our Precast business again suffered from weak demand and competitive pricing pressures across its markets. Further declines in the commercial sector in particular impacted results, and full-year volumes were flat compared with 2010. Our enclosures business, which had been challenged in recent years, showed a welcome improvement in profitability; however, this was more than offset by margin declines in our traditional precast activities. The construction accessories business (formerly part of MMI) was successfully absorbed into the precast organisation and losses reduced. Overall operating profit was lower, despite further progress in reducing costs.

BuildingEnvelope™ (20% of EBITDA)

Non-residential sector activity was again depressed in 2011, providing another year of very challenging markets for this group. Despite these market conditions, we were able to increase sales by 9% and improve our competitive position in our traditional Architectural Glass and Storefront business. Our ongoing efforts to maintain market share, together with tight cost controls and improved processes, resulted in improved operating profit in this business after a poor 2010. Our Engineered Glazing Systems business also improved and continued to generate favourable margins through strong execution on some large jobs which were completed in 2011.

South America (5% of EBITDA)

While our Chile businesses continued to perform well, operating profit in our Argentina operations was much lower. Our ceramic tile business suffered from significant price competition, cost inflation pressures, and periodic production disruptions caused by natural gas shortages. Overall, while sales were higher, operating profit in our South American operations was significantly lower.

Outlook

There are increasing signs that residential construction activity has finally stabilised, while the rate of decline in the non-residential sector has slowed. Against this backdrop we expect further modest sales growth in 2012. This combined with further progress on, and benefit from, the cost and streamlining measures mentioned above, gives cause for cautious optimism for an improved operating profit outcome for 2012.

Operations Review – Distribution

DISTRIBUTION

Europe Distribution

Europe Distribution's strategy is to seek opportunities to increase its network density in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Organisational initiatives leverage expertise between DIY and builders merchants and use best-in-class IT to deliver operational excellence, optimise the supply chain and provide superior customer service.

From a solid base in the Netherlands, CRH has extensively expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France in addition to growing its DIY "Gamma" format in the Benelux. Substantial opportunities remain to increase our existing network in core European markets and to establish new platforms aimed at growing our exposure to RMI market demand. A recent example is CRH's entry into the developing Sanitary, Heating and Plumbing (SHAP) distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium. Europe Distribution employs approximately 12,100 people at over 760 operating locations.

Americas Distribution

Americas Distribution's strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and to applying this successful distribution model to the Interior Products demand segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely driven by the new commercial construction market. State-of-the-art IT, disciplined and focussed cash management and well-established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Growth opportunities include investment in new regions, in complementary private label and energy-efficient product offerings, and in other attractive building materials distribution segments that service professional dealer networks. Employees total approximately 3,300 at over 190 operating locations.




roofing &
siding tools
pneumatic nailers

Top: The picture above shows Bauking, CRH's leading distribution brand in Germany, making an on-site delivery at one of the biggest construction zones in Germany, Berlin Brandenburg Airport. The airport is scheduled to open in June 2012.

Bottom: Allied, CRH's distribution brand in the Americas, has over 190 outlets in the United States. The Allied location pictured above is a newly-opened 650 square metre contractor tool centre in New Jersey.

CRH distributes building materials to general building contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States.


EUROPE

Market leadership positions – Europe

Builders merchants	No.1	Austria
	No.1	Netherlands
	No.1	Switzerland
	No.1	North Germany
	No.1	France: Burgundy, Franche-Comté and Rhône-Alps
	No.2	Ile-de-France
DIY stores	No.1	Netherlands
	No.3	Belgium *Member of Gamma franchise*
	No.5	Germany *Member of Hagebau franchise*
	No.2	Portugal (joint) (50%)


HAWAII
ALASKA
UNITED STATES

Market leadership positions – Americas

Roofing/siding distributor	No.3	United States
Interior products distributor	No.3	United States

Europe Distribution

Results

€ million	% Change	2011	2010	Total Change	Analysis of change: Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+22%	**4,340**	3,566	**+774**	+154	+486	-	-	+134
EBITDA*	+25%	**267**	214	**+53**	+12	+32	-	-	+9
Operating profit*	+41%	**190**	135	**+55**	+19	+23	-	+6	+7
EBITDA/sales		**6.2%**	6.0%						
Operating profit/sales		**4.4%**	3.8%						

** EBITDA and operating profit exclude profit on disposals*

Restructuring costs amounted to €4 million (2010: €4 million); impairment charges of €2 million were incurred (2010: €8 million)

2011 saw satisfactory like-for-like sales growth in most of our markets with both the new residential and RMI sectors benefiting from benign winter conditions at the beginning and end of the year. While the first half of the year saw a 7% increase in like-for-like sales, this moderated in the second half to bring the full year organic sales increase to 4%. Overall operating profit and margins for the year improved as a result of better cost control and our focus on commercial excellence and procurement optimisation.

Recent acquisitions have enhanced the geographic balance of Europe Distribution's business: in 2011, approximately 35% of Europe Distribution's sales arose in the Benelux, with Switzerland accounting for almost 30%, Germany for approximately 20% and other countries, mainly France and Austria, accounting for the remaining 15%. The December 2010 acquisition of an additional 50% of Bauking in Germany, and the full-year inclusion of Sax Sanitair in Belgium (acquired in August 2010), contributed strongly to the increase in overall operating profit. In 2011 Europe Distribution acquired three Belgian specialist merchants in SHAP materials, adding a total of 10 branches to Sax Sanitair's existing network.

Professional Builders Merchants (55% of EBITDA)

With 419 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. Overall operating profit for this business improved in 2011.

While markets in Benelux remained stable, both sales and operating profit increased during 2011. Sales levels in France increased significantly compared with 2010; despite some pressure on margins, profitability improved strongly reflecting the impact of the restructuring actions initiated in 2010. Our operations in Switzerland had another good year as a result of strong margin management and the roll-out of various excellence programmes. Austria, which has seen a turnaround in performance in recent years, delivered a good increase in sales and a strong improvement in both margin and operating profit. In Germany, like-for-like sales in Bauking improved significantly during 2011, with strong market growth and integration benefits positively impacting operating profit.

Sanitary, Heating and Plumbing (15% of EBITDA)

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2011 with robust sales and further improved operating profit performance. Our business in Belgium performed strongly and exceeded expectations. With a total of 103 branches in three countries, our expanded SHAP business is taking shape in line with our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market.

DIY (30% of EBITDA)

Our DIY platform in Europe operates a network of 241 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. With lower restructuring costs in 2011, overall DIY operating profit was ahead of 2010.

In the Netherlands, weakening consumer confidence as the year progressed resulted in lower sales in 2011. Despite this market development, we were able to maintain our operating profit with better margins as a result of a successful purchasing programme, our strong focus on efficient store operations and cost-control programmes. In Belgium our network of 19 stores reported stable sales but better operating profit. With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking's 47-store DIY network in Germany improved to satisfactory levels. The economic environment in Portugal became more difficult and sales declined further; operating results remained at the level of 2010.

Outlook

After a successful 2011 we believe that market circumstances may deteriorate somewhat in 2012. We continue to have favourable expectations with our strong footprint in the German, Austrian, Swiss and Belgian markets; however, for the Netherlands and France the outlook has weakened. With 65% end-use sector exposure to RMI and with continuing operational excellence programmes we expect to see an improvement in 2012.

Americas Distribution

Results € million	% Change	2011	2010	Total Change	Analysis of change Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+8%	**1,335**	1,239	**+96**	+133	+22	-	-	-59
EBITDA*	+8%	**65**	60	**+5**	+9	-1	-	-	-3
Operating profit*	+22%	**45**	37	**+8**	+11	-1	-	-	-2
EBITDA/sales		**4.9%**	4.8%						
Operating profit/sales		**3.4%**	3.0%						

** EBITDA and operating profit exclude profit on disposals*

Restructuring costs amounted to €1 million (2010: €1 million); no impairment charges were incurred (2010: nil)

Americas Distribution, trading as Allied Building Products (Allied), showed good growth in 2011. Activity levels in both segments of our business improved and, although gross margins came under some pressure as suppliers implemented price increases, operating profit improved significantly over 2010.

Allied's organisation structure was further streamlined in 2011, providing opportunity to consolidate its market footprint and position the group for future opportunities. The business has continued its focus on purchasing, logistics and pricing initiatives and rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach again benefited 2011 operating results.

After three years of curtailed development activity during which the business responded to the difficult macro-economic environment with organisational changes and other cost saving initiatives, Allied had a busy year in 2011 with the completion of six acquisitions. The largest transaction, the acquisition of United Products, a 15-branch exterior distributor headquartered in Minnesota, and with branches in Minnesota, Wisconsin, North and South Dakota and Nebraska, was completed in December. United brings our network of branches in the Northern Plains to 26, and is expected to improve significantly the operational efficiency and effectiveness of our existing businesses while increasing our sales footprint in the region. In September, the acquisition of Pacific Source, a four-branch distributor providing Hawaiian builders with a broad range of products required to complete building projects, extended Allied's existing footprint in Hawaii while providing the opportunity to generate significant fixed cost synergies. The other transactions included a four-branch distributor in Philadelphia, a two-branch business in Detroit and two single-branch opportunities in Atlanta and Austin.

TriBuilt, Allied's proprietary private label brand, continued to gain strength as new products were added and market acceptance grew. The TriBuilt label has helped to differentiate Allied in the market while building an exclusive brand identity. In addition, a merchandising initiative was launched to enhance the look and feel of branch showrooms and increase the number of products available to contractors at point of purchase. The reconfigured showrooms provide a one-stop-shop for customers while increasing sales of higher margin tools and accessories.

Exterior Products (85% of EBITDA)

Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Volumes improved in line with national shipments of asphalt shingles up 13% in the year; this was however from a very low 2010 base. Regionally, the Northeast, Mid-Atlantic, Upper Midwest and California markets have held up better and the Exterior Products division recorded further sales growth and a good advance in operating profit for the year, despite costs associated with flood damage arising from substantial September rainfall in the Northeast.

Interior Products (15% EBITDA)

This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market appears to have stabilised at historically low activity levels; shipments of wallboard, a good barometer of market activity, were generally unchanged for the year in Allied's market areas. Sales and operating performance improved, with notable recovery in some of our Western markets, helped by an increase in market share, improved cost base and the consolidation of smaller and underperforming locations.

Outlook

With good indications that we have finally reached a trough in residential activity, we look to continuing improved performance in our RMI-focussed Exterior Products business. However, commercial construction activity continues to decline modestly, impacting the short-term outlook for our Interior Products segment. Overall, with the benefit of the consolidation and cost reduction measures outlined above, we are looking to a year of further progress in 2012.

Board of Directors

Executive Directors

M. Lee BE, FCA
Chief Executive
(Aged 58)

A. Manifold FCPA, MBA, MBS
Chief Operating Officer
(Aged 49)

M. Carton MA, FCA
Finance Director
(Aged 53)

M.S. Towe
Chief Executive Officer
Oldcastle, Inc.
(Aged 62)

Biographies of the Executive Directors are shown on pages 24 and 25

Non-executive Directors

E.J. Bärtschi LIC.OEC.HSG

Ernst Bärtschi became a non-executive Director in October 2011. A Swiss national, he was until 31 December 2011 Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally. He is a member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland. (Aged 59).

W.P. Egan

Bill Egan became a non-executive Director in January 2007. A United States citizen, he is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is a director of the Irish venture capital company Delta Partners Limited. He also serves on the boards of several communications, cable and information technology companies. He is past Chairman of Cephalon Inc., and past President and Chairman of the National Venture Capital Association. (Aged 66).

U-H. Felcht

Utz-Hellmuth Felcht became a non-executive Director in July 2007. A German national, he was, until May 2006, Chief Executive of Degussa AG, Germany's third largest chemical company. He is a partner in the private equity group One Equity Partners Europe GmbH, Chairman of the German rail company Deutsche Bahn AG, and a member of the Supervisory Board of Jungbunzlauer Holding AG. He was until May 2011 Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. (Aged 64).

N. Hartery BE, CEng, FIEI, MBA
Chairman Designate

Nicky Hartery became a non-executive Director in June 2004 and was appointed Chairman Designate in February 2012. He was Vice President of Manufacturing and Business Operations for Dell Inc.'s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the United States. He is Chief Executive of Prodigium, a consulting company which provides business advisory services. He is also a non-executive director of Musgrave Group plc, a privately owned international food retailer, and Eircom Limited, a company which provides telecommunications services in Ireland. (Aged 60).

J.M. de Jong

Jan Maarten de Jong became a non-executive Director in January 2004. A Dutch national, he is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continued to be a Special Advisor to the board of that company until April 2006. He is also a director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and KBC Bank N.V. (Aged 66).

J.W. Kennedy MSc, BE, CEng, FIEE

John Kennedy became a non-executive Director in June 2009. He is past Chairman of Wellstream Holdings plc. In a 40 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a director of Integra Group and is non-executive Chairman of Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited. He is also a past director of the UK Atomic Energy Authority. (Aged 61).

K. McGowan
Chairman

Kieran McGowan became Chairman of CRH in 2007 having been a non-executive Director since 1998. He is a director of Elan Corporation plc and Charles Schwab Worldwide Funds plc and is Chairman of Property Industry Ireland (PII) Limited and Business in the Community Ireland. He was Chief Executive of IDA Ireland (Ireland's inward investment promotion agency) from 1990 to 1998 and has served as President of the Irish Management Institute and as Chairman of the Governing Authority of University College Dublin. (Aged 68).

H.A. McSharry BComm, MBS

Heather Ann McSharry became a non-executive Director in February 2012. She is Chairman of the Board of Trustees of the Bank of Ireland Pension Fund and is a director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors. She is a former Managing Director of Reckitt Benckiser and Boots Healthcare in Ireland and was previously a director of Bank of Ireland and Enterprise Ireland. (Aged 50).

D.N. O'Connor BComm, FCA

Dan O'Connor became a non-executive Director in June 2006. He is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a former Senior Vice-President of GE. He was until October 2010 Executive Chairman of Allied Irish Banks, plc. (Aged 52).

Board Committees

	Length of service on Committee
Acquisitions	
K. McGowan, *Chairman*	*11 years*
M. Carton	*1.5 years*
U-H. Felcht	*Newly appointed*
M. Lee	*8 years*
A. Manifold	*3 years*
D.N. O'Connor	*5 years*
Audit	
J.M. de Jong, *Chairman**	*8 years*
E.J. Bärtschi	*Newly appointed*
H.A. McSharry	*Newly appointed*
D.N. O'Connor*	*5.5 years*
Finance	
K. McGowan, *Chairman*	*4.5 years*
M. Carton	*1.5 years*
U-H. Felcht	*4.5 years*
M. Lee	*8 years*
Nomination & Corporate Governance	
K. McGowan, *Chairman*	*4.5 years*
W.P. Egan	*4.5 years*
N. Hartery	*7.5 years*
J.W. Kennedy	*2.5 years*
Remuneration	
N. Hartery, *Chairman*	*7.5 years*
W.P. Egan	*4.5 years*
J.W. Kennedy	*2.5 years*

Senior Independent Director

N. Hartery

**Audit Committee Financial Expert*



Inset left: Heather Ann McSharry, right: Ernst Bärtschi

Main photograph, taken during a visit to the Cementbouw plant at Zooterwoude, Netherlands. *Left to right:* Liam O'Mahony (since retired), Myles Lee, Maeve Carton, John Kennedy, Kieran McGowan, Jan Maarten de Jong, Nicky Hartery, Bill Egan, Utz-Hellmuth Felcht, Dan O'Connor, Mark Towe, Albert Manifold

Corporate Governance Report

CRH, which is incorporated in Ireland and subject to Irish Company Law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Corporate governance is the system by which companies are directed and controlled; it is concerned with the way in which a board operates and sets the values for a company, rather than with the day-to-day operational management of a company by full-time executives. As the Chairman sets out in his Statement on page 8, the Directors and management of CRH are committed to maintaining very high standards of corporate governance and ethical business conduct, and this Report describes CRH's governance principles and practice and the Group's risk management and internal control systems. The Report also sets out how CRH applies the main and supporting principles of the 2010 UK Corporate Governance Code (the 2010 Code) which, with effect from 1 January 2011 for CRH, replaced the June 2008 Combined Code on Corporate Governance. This Report also takes into account the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange. The Chairman's Statement on pages 8 and 9 contains further commentary on governance issues, including in relation to the renewal and effective operation of the Board and risk management.

A copy of the 2010 Code can be obtained from the Financial Reporting Council's website, www.frc.org.uk.

Board of Directors

Role of the Board

The Board is collectively responsible for the leadership, control, development and long-term success of the Group. We are also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of the Annual Report, the Interim Results and the annual budget, major acquisitions, significant capital expenditure and approval of strategic plans for the Group. The Group's strategy, which is regularly reviewed by the Board, and its business model are summarised on pages 13 and 14.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. It has been our practice since the formation of the Group in the 1970s that the roles of Chairman and Chief Executive are not combined. There is a clear division of responsibilities, which is set out in writing and has been approved by the Board, between the two roles. The responsibilities of the Chairman are covered in detail on page 41. The Chief Executive has full day-to-day operational and profit responsibility for the Group and is accountable to the Board for all authority delegated to executive management. His overall brief is to execute agreed strategy, to co-ordinate and oversee the profitable growth of a diverse group of international businesses and to maximise the contribution of senior management to business planning, operational control and profit performance.

Non-executive Directors are expected to constructively challenge management proposals and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 42 to 46 of this Report. While responsibility for monitoring the effectiveness of the Group's risk management and internal control systems has been delegated to the Audit Committee*, the Board retains ultimate responsibility for determining the Group's "risk appetite" and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors' and Officers' liability insurance policy in place.

Membership of the Board

It is our practice that a majority of the Board comprises non-executive Directors, considered by the Board to be independent, and that the Chairman is non-executive. At present, there are four executive and nine non-executive Directors. Biographical details are set out on pages 24, 25 and 38. While there is an ongoing process of planned refreshment and renewal, we consider the current size and composition of the Board to be within a range which is appropriate. We also believe that the current size of the Board is sufficiently large to enable its Committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Company. Directors are appointed for specified terms and are subject to annual re-election at the Annual General Meeting and to the Memorandum and Articles of Association of the Company.

None of the executive Directors is a non-executive director of a listed company.

As outlined below, the Nomination & Corporate Governance Committee is responsible for keeping the "bench-strength" of the Board, and the need for refreshment and renewal, under review.

Board succession policy and diversity

The Board plans for its own succession with the assistance of the Nomination & Corporate Governance Committee. Independent consultants are engaged to search for suitable candidates to serve as non-executive Directors.

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the Nomination & Corporate Governance Committee looks at four criteria when considering candidates: (i) international business experience, particularly in the regions in which the Group operates or in which it intends to expand; (ii) skills, knowledge and expertise in areas relevant to the operation of the Board; (iii) diversity, including nationality and gender; and (iv) the need for an appropriately sized Board. During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. Consequently, to date the Board has not set specific objectives in relation to diversity.

Independence of Directors

The independence of Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board (see *Performance appraisal and Board evaluation* section overleaf), and by the work of the Nomination & Corporate Governance Committee,

* In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010

which annually reviews each Board member's directorships and considers any relevant business relationships between Board members. We have concluded that all of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent. In reaching that conclusion, we considered the principles relating to independence contained in the 2010 Code, together with the guidance provided by a number of shareholder voting agencies, and have taken the view that independence is determined by a Director's character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships, while making it clear that a Director may be considered independent notwithstanding the presence of one or more of these factors.

Chairman

Kieran McGowan, who has been Chairman of the Group since May 2007, will retire as Chairman and from the Board at the conclusion of the 2012 Annual General Meeting. On his appointment as Chairman, Mr. McGowan met the independence criteria set out in the June 2006 Combined Code. The Board has appointed Nicky Hartery as Chairman Designate. Mr. Hartery, who was appointed to the Board in June 2004 meets the independence criteria set out in the 2010 Code. The process used for the appointment of the new Chairman is set out on page 45.

The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management's plans for the Group and that Directors receive accurate, timely, clear and relevant information. He oversees the search for new Board members and is available to meet with, and hear the views of, institutional investors. While Mr. McGowan holds a number of other directorships (see details on page 38), the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

Nicky Hartery has been the Senior Independent Director since May 2008. The Board has decided that Dan O'Connor will take on the role of Senior Independent Director when Mr. Hartery assumes the role of Chairman in May 2012.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment of non-executive Directors

The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company's registered office and at the Annual General Meeting.

Induction, training and development of Directors

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under company law. The Chairman agrees a tailored and comprehensive induction programme with each new Director. The aim of the programme, which generally covers the first year of a new Director's appointment, is to provide them with a detailed insight into the Group. The programme involves meeting with the Chief Executive, Chief Operating Officer, Finance Director, Company Secretary and key senior executives at Head Office and Divisional level. It covers areas such as strategy, development priorities, acquisition evaluation, organisation structure, succession planning, financing, corporate social responsibility, compliance and ethics, investor relations and risk management. New Directors also meet with the Senior Independent Director to discuss the most recent Board evaluation exercise and, after approximately six months, a session is organised with the Chairman to review progress. All Directors can also avail of opportunities to hear the views of and meet with the Group's investors and analysts. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

Throughout the year, Directors meet with key executives and, in the course of twice-yearly visits by the Board to Group locations, see the businesses at first hand and meet with local management teams.

For newly-appointed members of the Audit Committee, training arrangements include meeting with the key members of the external audit, internal audit and finance (Head Office and Divisional) teams and where required, relevant financial courses are provided. Committee members also receive details of relevant conferences organised by external parties. New members of the Remuneration Committee meet with the Committee's remuneration consultants in the year of their appointment to the Committee.

Remuneration of Directors

Details of remuneration paid to the Directors are set out in the Report on Directors' Remuneration on pages 48 to 55. The 2011 Report on Directors' Remuneration will be presented to shareholders for the purposes of an advisory non-binding vote at the Annual General Meeting to be held on 9 May 2012.

Ownership and dealing by Directors in CRH securities

Details of the shares held by Directors are set out on page 50. CRH has a policy on dealings in securities that applies to all Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated prohibited periods and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority (which has been amended in relation to Irish company law and taxation references).

Performance appraisal and Board evaluation

The Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board, and its Committees, the effectiveness of Board communications and the performance of the Chairman. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director's report is a formal agenda item at a scheduled Board meeting each year. This evaluation process will be facilitated in 2012 by a third party expert in this area. This is dealt with further in the Nomination & Corporate Governance Committee section on pages 44 and 45.

A review of individual Directors' performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees for suitable arrangements to be put in place to address those needs.

Directors' retirement and re-election

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election. Re-appointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal, which is overseen by the Nomination & Corporate Governance Committee.

Board meetings and time commitment

There were eight full meetings of the Board during 2011. Details of Directors' attendance at those meetings are set out in the table on page 44. Each year, additional meetings, to consider specific matters, are held when and if required.

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. In addition to the Group budget, trading results, large acquisitions, financial results and reports and regular Board matters, during the course of the year the Board receives updates on health and safety, with a particular focus on the Group's fatality elimination programme, environmental issues, human resources and the Company's investor relations programme. A report on the performance of acquisitions against the original Board proposal following three years of Group ownership is also considered by the Board. In July, the Board meeting is held over two days, with the main focus being on Group strategy. The Chief Executive regularly updates the non-executive Directors, in sessions at which other executive Directors are not present, regarding succession planning for senior management in each Division.

Board papers are circulated to Directors in advance of meetings. Directors can, if they wish, obtain their papers electronically by way of a secure application for portable electronic devices.

Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2011, these visits were to The Netherlands in Europe and to the Michigan area in the United States.

The non-executive Directors met twice during 2011 without executives being present.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. The agreement of the Chairman is required before accepting additional commitments that might impact adversely on the time they are able to devote as a non-executive Director of the Company.

Committees of the Board

The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination & Corporate Governance Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group's website, www.crh.com. The Chairman of each Committee reports to the Board on its deliberations, and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee, and each member's length of service, is set out on page 38. Attendance at meetings held in 2011 is set out in the table on page 44.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

During the year each of the relevant Committees reviewed its performance and terms of reference.

Acquisitions Committee

The role of this Committee is to approve acquisitions, divestments and capital expenditure projects within limits agreed by the Board.

Audit Committee

This Committee consists of four non-executive Directors, considered by the Board to be independent. As at the date of this Report, the Board has determined that Mr. Jan Maarten de Jong and Mr. Dan O'Connor are the Committee's financial experts. It will be seen from the Directors' biographical details, appearing on page 38, that the members of the Committee bring to it experience and expertise from a wide range of industries, including the financial services sector.

The Committee met nine times during 2011. While its terms of reference, which were last updated in 2010, remained unchanged, the Committee reorganised its calendar of meetings in 2011 resulting in a reduction in meetings (from 14 in 2009 and 2010). The Finance Director and the Head of Internal Audit normally attend meetings of the Committee, while the Chief Executive and other executive Directors attend when necessary. The external auditors attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee; in addition, they have direct access to the Committee Chairman at all times. During the year, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

In 2011, the Committee reviewed, and discussed with management the content of, the Company's interim management statements, the 2010 preliminary results announcement/Annual Report and financial statements, the 2010 Annual Report on Form 20-F, which was filed with the United States Securities and Exchange Commission, and the interim report for the period ended 30 June 2011. In February 2011, the Committee approved the annual internal audit plan and, in July, the external auditors presented their audit plans for the 2011 audit. In February 2012, at the meeting at which the 2011 year-end financial statements were considered, the Committee received a report from the external auditors in relation to the audit process. Each year, the Committee also considers a report from the external auditors containing their observations and comments on issues that arose during the audit.

Throughout the year, the Committee received reports and updates from the Head of Internal Audit in relation to internal audit reviews, Section 404 of the Sarbanes-Oxley Act 2002[1] and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

[1] A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the US Securities and Exchange Commission's website, www.sec.gov.

Assessments of the Internal Audit function are carried out periodically by management and validated by an independent third party assessor. The most recent assessment was conducted in late 2009, during which no major weaknesses were identified; the assessment did result in a number of recommendations, most of which have been implemented, and the Committee receives updates on the status of the implementation of the remaining recommendations. The Committee approves Internal Audit's charter and any amendments thereto.

In 2011, the Committee met with senior finance personnel from the Group's operations to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment and culture in each Division, co-ordination with the work of the external auditors, actions being taken to prevent fraud and the harmonisation of IT platforms, where appropriate, across the Group.

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. The Head of Internal Audit reviews these savings, and the related implementation costs, and reports his findings to the Committee.

During the year, the Committee reviewed the workings in relation to goodwill impairment testing and the sensitivity analysis referred to in note 15 to the consolidated financial statements and discussed the outcome of the process with management and the external auditors in the context of developments in the wider industry.

The Board has delegated responsibility for monitoring the effectiveness of the Group's risk management and internal control systems to the Audit Committee. Further details in relation to the Committee's work in this area are set out in the section on *Risk Management and Internal Controls* on page 47.

The Committee regularly reviews the position in relation to the implementation of plans to mitigate the Group's pension scheme liabilities. The Committee also regularly reviews the structures in place to ensure the Group complies with its obligations, particularly under competition and anti-corruption legislation throughout the world.

Under its terms of reference, the Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors.

A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment or to seek other competitive bids for the audit. These include the quality of reports provided to the Audit Committee and the Board and the quality of advice given; the level of understanding demonstrated of the Group's business and industry; the objectivity of the auditors' views on the financial controls around the Group and their ability to co-ordinate a global audit, and the results of formal evaluations of the auditors.

Ernst & Young have been the Group's auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group's external auditors. There are no contractual obligations which act to restrict the Audit Committee's choice of external auditor. The Committee has decided that such evaluations should be carried out at least every five years, with periodic interim reviews, and it monitors the implementation of the recommendations made as part of the evaluation process. The Committee considers the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include: seeking confirmation from the external auditors that they are, in their professional judgement, independent from the Group; obtaining from the external auditors an account of all relationships between the auditors and the Group; monitoring the Group's policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit, monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence; considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence; and reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. The policy, which was updated in 2011, is available on the CRH website, www.crh.com. Under the policy, the external auditors are prohibited from performing services where they may be required to audit their own work, participate in activities that would normally be undertaken by management; are remunerated through a 'success fee' structure, where success is dependent on the audit; or act in an advocacy role for the Group. Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee. The pre-approval policy specifies the services that are prohibited and the services which have general pre-approval. The Committee has delegated to the Finance Director responsibility for confirming whether a service, which has general pre-approval, can be provided by Ernst & Young. The Finance Director reports regularly to the Committee on services which have been approved.

In 2011, the external auditors provided a number of audit-related and non-audit services, including Sarbanes-Oxley Section 404/regulatory reporting; services in relation to Securities and Exchange Commission registrations in the United States; work associated with bond and treasury issues; and due diligence services associated with proposed acquisitions. They were also engaged during 2011 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The Audit Committee is satisfied that the external auditors' knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to circa 20% of the consolidated audit fee, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the consolidated financial statements on page 74.

The Group external audit engagement partner is replaced every five years.

Attendance at Board and Board Committee meetings during the year ended 31 December 2011

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B	A	B	A	B
E.J. Bärtschi *	2	2										
M. Carton	8	8	3	3			4	4				
W.P. Egan	8	8							4	4	7	7
U-H. Felcht	8	6			9	7	4	4				
N. Hartery	8	8							4	4	7	7
J.M. de Jong	8	8			9	9						
J.W. Kennedy	8	8							4	2	7	6
M. Lee	8	8	3	3			4	4	4	4		
K. McGowan	8	8	3	3			4	4	4	4		
A. Manifold	8	8	3	3								
D.N. O'Connor	8	8	3	3	9	9						
J.M.C. O'Connor **	2	2			3	3						
W.I. O'Mahony ***	8	8	3	2			4	3				
M.S. Towe	8	8										

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

Mr. Felcht was unable to attend some meetings during the course of 2011 due to diary conflicts and personal circumstances.

** Appointed on 26 October 2011*

*** Retired on 4 May 2011*

**** Retired on 31 December 2011*

Finance Committee

This Committee, which advises the Board on the financial requirements of the Group and on appropriate funding arrangements, considers and makes recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group's financing arrangements; considers and makes recommendations to the Board in relation to dividend levels on the Ordinary shares; keeps the Board advised of the financial implications of Board decisions in relation to acquisitions; assists management, at their request, in considering any financial or taxation aspect of the Group's affairs.

During 2011, the Committee considered a review of the Group's listing arrangements, which resulted, in December 2011, in the re-classification of CRH's listing of Ordinary shares on the Irish Stock Exchange from a primary listing to a secondary listing (the "Listing Re-classification"). CRH retained the premium listing of its Ordinary shares on the London Stock Exchange and there was no change to its listing of American Depositary Shares on the New York Stock Exchange. The Listing Re-classification facilitated the Group's inclusion in the FTSE 100 and FTSE All Share indices.

Nomination & Corporate Governance Committee

This Committee consists of four independent non-executive Directors. The Committee has recommended to the Board that, in accordance with evolving governance norms in some regions, the Nomination & Corporate Governance Committee should be made up entirely of non-executive Directors. Accordingly, the Chief Executive stepped down from the Committee in February 2012. Mr. Lee continues to be consulted on issues related to Board, senior management succession and corporate governance developments and is invited to attend meetings of the Committee when appropriate. The Committee is responsible for assisting the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group; for keeping corporate governance developments under review and recommending changes, where appropriate, to the Board; for monitoring compliance with governance codes; and for reviewing the content of the Corporate Governance Report to shareholders.

In 2010, the Committee recommended to the Board that the Company appoint an external service provider to facilitate the evaluation of the performance of the Board at least once every three years. The first evaluation will take place in 2012 and will supplement existing processes and reviews carried out by the Chairman and the Senior Independent Director (as outlined in the *Performance appraisal and Board evaluation* section of this Report on pages 41 and 42). A number of potential providers based in Ireland and the UK were considered. The provider which the Committee recommended to the Board, and which was subsequently engaged, is based in the UK and has an extensive record in facilitating Board evaluations in large listed companies both in Ireland and the UK. While the provider is part of an organisation which also supplies software solutions to the Group, the Committee is satisfied that the annual value of the relevant contracts is not material to either party. The Committee has agreed the terms of reference for the evaluation and will review the results.

The factors taken into account by the Committee in considering the composition of the Board are set out in the policy for Board renewal which is detailed on page 40. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management. Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for a further period. The Committee keeps the tenure of Board members under review, with the aim of ensuring phased renewal and refreshment, particularly when a number of non-executive Directors are appointed in any one year.

During 2011 and in the year to date, the Committee identified, and recommended to the Board, two suitable candidates for appointment as non-executive Directors, Ernst Bärtschi and Heather Ann McSharry.

To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them.

The Committee led the succession process for the appointment of Mr. McGowan's successor as Chairman and, having sought the views of each Director in relation to the filling of this position, recommended to the Board that Mr. Hartery be appointed as Chairman Designate. The Committee was, in the absence of Mr. McGowan and Mr. Hartery, chaired by Mr. Egan when considering its recommendation. The Committee set out the duties, responsibilities and time commitment required by Mr. McGowan's successor and determined that, due to the calibre of internal candidates, there was no requirement to seek external candidates. Consequently, the position of Chairman was not advertised and external consultants were not engaged. Mr. Hartery is a non-executive Director of Musgrave Group plc (an unlisted public limited company), Eircom Limited and is a business consultant.

As referred to above in the section on *Independence of Directors*, each year the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

Remuneration Committee

This Committee consists of three non-executive Directors considered by the Board to be independent and is chaired by the Senior Independent Director. The Directors' biographical details, on page 38, demonstrate that the members of the Committee bring to it a wide range of experience in large organisations and public companies, including experience in the area of senior executive remuneration. The Committee receives advice from Mercer, a leading compensation and benefit consultant. The Chief Executive is fully consulted about remuneration proposals. A statement regarding other services provided by Mercer to the Group is available on the CRH website, www.crh.com.

In 2011, the Committee determined the salaries of the executive Directors and the level of awards made under the performance-related incentive plans, which were based on measured targets. The Committee set the remuneration of the Chairman and reviewed the remuneration of senior management. It also approved an award of share options to the executive Directors and key management under the 2010 Share Option Scheme, which was approved by shareholders in May 2010 (the 2010 Scheme), and the conditional allocation of shares under the 2006 Performance Share Plan. In addition, the Committee approved the partial release of awards made under the 2006 Performance Share Plan in 2008 and released deferred shares awarded in 2008.

The Committee oversees the preparation of the Report on Directors' Remuneration, which contains details on pages 48 to 55 of the Group's remuneration policy, the structure of executive

Substantial Holdings

As at 31 December 2011, the Company had received notification of the following interests in its Ordinary share capital:

Name	**31 December 2011**		31 December 2010		31 December 2009	
	Holding/Voting Rights	*% at year end*	*Holding/Voting Rights*	*% at year end*	*Holding/Voting Rights*	*% at year end*
BlackRock, Inc.*	**28,961,677**	**4.02%**	28,235,082	3.98%	-	-
Capital Group International	**-**	**-**	-	-	20,863,228	2.98%
Capital Research and Management Company (CRMC)**	**69,367,916**	**9.64 %**	77,242,667	10.89%	34,997,266	5.01%
The Growth Fund of America (GFA)**	**-**	**-**	-	-	28,597,372	4.09%
Harbor International Fund	**21,999,275**	**3.05%**	-	-	-	-
Norges Bank (The Central Bank of Norway)	**21,543,277**	**2.99%**	21,707,149	3.06%	-	-
Templeton Global Advisors Limited*	**21,503,171**	**2.99%**	-	-	-	-
UBS AG	**26,380,604**	**3.66%**	26,380,604	3.72%	26,380,604	3.77%

Since 31 December 2011, the Company has not been advised of any changes in the holdings set out above.

* *BlackRock, Inc. and Templeton Global Advisors Limited have advised that their interests in CRH shares arise by reason of discretionary investment management arrangements entered into by them or their subsidiaries.*

** *In early 2010, CRMC advised the Company that, with effect from 1 January 2010, it had been granted proxy voting authority by various Capital Group funds, including the GFA, which previously voted independently from CRMC.*

Directors' remuneration, awards made under the Group's share incentive plans, the factors taken into account when assessing the level of vesting under the Performance Share Plan and executive Directors' pension arrangements.

Following the Listing Re-classification referred to on page 44, the Committee determined that it remained appropriate for CRH, as an Irish incorporated company, to continue to have regard to the guidelines and recommendations of the Irish Association of Investment Managers (IAIM) in relation to share incentive plans. In early 2012, the IAIM approved amendments to the performance criteria in respect of the grant of options under the 2010 Scheme in 2012. Subsequently, the Chairman of the Remuneration Committee wrote to the Group's major shareholders in relation to the changes. Further details in relation to the performance criteria for the 2010 Scheme are set out on page 49 in the Report on Directors' Remuneration. In addition to the guidelines of the IAIM, the Group takes cognisance of remuneration guidelines issued by institutional shareholders and the provisions of Schedule A to the 2010 Code will be followed in relation to the design of performance-related incentive schemes.

A Committee of the Chairman and the executive Directors makes recommendations to the Board in relation to the remuneration of the non-executive Directors. In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit was set by shareholders at the Annual General Meeting held in 2005.

On the recommendation of the Nomination & Corporate Governance Committee, the Committee's terms of reference were updated in 2010 to the effect that the Group's Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Accordingly, Mr. McGowan ceased to be a member of the Committee in 2010. He is consulted on Remuneration matters and is invited to attend meetings of the Committee when appropriate. Mr. Hartery, who was appointed to the Board in 2004 will remain a member of the Committee when he becomes Chairman in May 2012.

Communications with Shareholders

Communications with shareholders are given high priority and we communicate with shareholders in a number of ways. There is regular dialogue with institutional shareholders and proxy voting agencies, as well as presentations and webcasts at the time of the release of the annual and interim results. Conference calls are held following the issuance of interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors' reactions to the announcements and their views on other issues. Interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

During 2011, the Board received and considered reports on the issues raised by investors in the course of the presentations and meetings.

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, the CSR Report, interim management statements and copies of presentations to analysts and investors. News releases are made available in the Media section of the website immediately after release to the Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the Media section.

In addition, we respond throughout the year to numerous letters from shareholders on a wide range of issues.

The Chief Executive presented an overview of CRH strategy to shareholders at the 2011 Annual General Meeting. The presentation, which also set out management's response to the market challenges of recent years, is available on the CRH website.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is embedded in all CRH operations and activities. Excellence in governance, environmental (including climate change), health and safety and social performance is a daily key priority of line management. Group policies and implementation systems are summarised on pages 6 and 7 and are described in detail in the CSR Report on the Group's website, www.crh.com. During 2011, CRH was again recognised, by several leading socially responsible investment (SRI) agencies, as being among the leaders in its sector in this area.

Code of Business Conduct

The CRH Code of Business Conduct, which was updated recently to ensure it continues to be at the forefront of best practice in this area, is applicable to all Group employees. The updated Code will be published and available on the Group's website, www.crh.com during the first quarter of 2012 and will be available on the website in 20 languages during the course of 2012. Regional hotline facilities are in place, to enable employees to report suspected breaches of the Code.

Memorandum and Articles of Association

The Company's Memorandum of Association sets out the objects and powers of the Company. The Articles of Association detail the rights attaching to each share class; the method by which the Company's shares can be purchased or re-issued; the provisions which apply to the holding of and voting at general meetings; and the rules relating to the Directors, including their appointment, retirement, re-election, duties and powers. Details of transactions in the Company's own shares are included on pages 57 and 58 of the Directors' Report.

At the 2012 Annual General Meeting, shareholders will be asked to approve minor changes to the Articles of Association. Further details in relation to the proposed changes are set out in a letter to shareholders which is available on the CRH website.

A copy of the current Memorandum and Articles of Association can be obtained from the Group's website, www.crh.com.

General Meetings

The Company's Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2011 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by means of an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company's website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the passing of a special resolution must be called by at least 21 clear days' notice.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting and in the notes on the proxy form. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

The Group's website, www.crh.com, contains answers to questions frequently asked by shareholders (FAQs), including questions regarding shareholder rights in respect of general meetings. The FAQs can be accessed in the Investors section of the website under "Equity Investors".

Risk Management and Internal Control

The Board has delegated responsibility for the monitoring of the effectiveness of the Group's risk management and internal control systems to the Audit Committee*. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The consolidated financial statements are prepared subject to oversight and control of the Finance Director, ensuring correct data is captured from Group locations and all required information for disclosure in the consolidated financial statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminations and other adjustments. The consolidated financial statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the Audit Committee and approved by the Board of Directors.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined in the Directors' Report on pages 56 and 57) is in accordance with the updated Turnbull guidance (*Internal Control: Revised Guidance for Directors on the Combined Code*) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

During the year, the Board and Audit Committee received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks and considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group's internal control system, met with the Chairman of the Remuneration Committee to ensure that the Group's remuneration policies and structures were in line with the Group's "risk appetite" (which the Board has determined to be low) and reviewed the principal risks and uncertainties outlined in the Directors' Report.

The Audit Committee also met with, and received reports from, the external auditors. The Chairman of the Audit Committee reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

The Directors confirm that, in addition to the monitoring carried out by the Audit Committee under its terms of reference, they have reviewed the effectiveness of the Group's risk management and internal control systems up to and including the date of approval of the financial statements. This had regard to all material controls, including financial, operational and compliance controls, that could affect the Group's business.

Going Concern

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's Review and in the Directors' Report on pages 11 to 14 and pages 56 to 58. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 17 to 19. In addition, notes 21 to 25 to the financial statements include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Company is well placed to manage these risks successfully and have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

In the period under review, CRH complied with the provisions of the 2010 Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

* In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010

Report on Directors' Remuneration

The Remuneration Committee

The *Remuneration Committee* of the Board consists of independent non-executive Directors of the Company. Under its terms of reference, which are available on the CRH website www.crh.com, the *Remuneration Committee* is responsible for determining the Group's policy on executive remuneration and considering and approving salaries and other terms of the remuneration packages for the executive Directors. The *Remuneration Committee* also recommends and monitors the level and structure of remuneration for senior management. It receives advice from leading independent firms of compensation and benefit consultants, when necessary, and the Chairman and the Chief Executive attend meetings except when their own remuneration is being discussed. Further details regarding the members of the *Remuneration Committee*, including their length of service and biographies are set out on page 38.

Remuneration Policy

CRH is an international group of companies, with activities in 36 countries. CRH's policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

Executive Directors must be properly rewarded and motivated to perform in the long-term interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area. In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope, trends in executive remuneration generally, in each of the regions in which the Company operates, and the EU Commission's recommendations on remuneration in listed companies. Extensive reviews of the structure of executive remuneration were carried out in 2005 and in 2009.

The EU Commission's recommendations were published in December 2004 in a document entitled "fostering an appropriate regime for the remuneration of the directors of listed companies" and those recommendations were supplemented by additional recommendations issued in 2009. The *Remuneration Committee* supports the general objectives of the EU's recommendations and the broad issues they aim to address. This is reflected in the detailed disclosures in this Report and in the Corporate Governance Report in relation to the composition of the *Remuneration Committee*, the Group's remuneration policy, the elements of executive Directors' remuneration (including bonus structure, deferred bonus arrangements and share incentive plans), the collective and individual remuneration of Directors and pension entitlements. The Company believes that shareholders are entitled to have a "say on pay" and, accordingly, the Report on Directors' Remuneration is presented to shareholders each year for the purposes of an advisory vote. In 2011, 96.4% of the votes on this resolution were cast in favour. A number of the EU Commission's recommendations, some of which are the subject of ongoing consideration at government level and in investment associations, have not been implemented by the *Remuneration Committee*. Those areas will continue to receive the *Remuneration Committee*'s active consideration and their relevance and practicality in the business context in which CRH operates will be assessed on an ongoing basis.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH's strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a performance-related incentive plan, pension arrangements and participation in the performance share and share option plans. It is policy to grant participation in these plans to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities. The Chairman of the *Remuneration Committee* meets with the Audit Committee annually to review the Group's remuneration structures and ensure they are in line with its risk policies and systems.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,750 employees of all categories who are shareholders in the Group.

Executive Directors' Remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to relocation costs, the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related incentive plan

The performance-related incentive plan is totally based on achieving clearly defined and stretch annual profit targets and strategic goals with an approximate weighting of 80% for profits and cash flow generation and 20% for personal and strategic goals. At target performance, payout is 80% of basic salary for Europe-based participants and 90% of basic salary for US-based participants. A maximum payout of 1.5 times these levels is payable for a level of performance well in excess of target.

The four components of the plan are:

(i) Individual performance

(ii) Profit before tax and earnings per share growth targets

(iii) Cash flow generation targets

(iv) Return on net assets targets

Up to one-third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years (the Deferred Shares), with the individual not becoming beneficially entitled to the Deferred Shares in the event of departure from the Group in certain circumstances during that time period. Deferred Shares are awarded in respect of the portion of any bonus payout that exceeds target performance. The principal objective of the deferral element is to tie a portion of the annual award to the longer-term performance of the CRH share price. In 2011, the *Remuneration Committee* authorised the release of the Deferred Shares awarded to Mr. Lee in 2008.

In addition to the annual performance incentive plan, the Chief Executive, Mr. Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan, the structure of which is the same as for LTIPs put in place for previous CRH chief executives, incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the period. Any payments under the plan will not be pensionable. Details of the manner in which the earnings are provided for under the plan are set out in note 2 to the table of Directors' remuneration on page 51.

Performance Share Plan/Share Option Scheme

Long-term incentive plans involving conditional awards of shares are a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders. The Performance Share Plan approved by shareholders in May 2006 is tied to Total Shareholder Return (TSR). Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index.

The maximum award under the Performance Share Plan is 150% of basic salary per annum in the form of conditional shares and the vesting period is three years. The awards lapse, if over the three-year period, CRH's TSR is below the median of the peer group/index; 30% of the award vests if CRH's performance is equal to the median while 100% vests if CRH's performance is equal to or greater than the 75th percentile; for TSR performance between the 50th and the 75th percentiles, between 30% and 100% of the award vests on a straight-line basis.

When approved by shareholders in 2006, the Performance Share Plan incorporated an earnings per share (EPS) growth underpin of the Irish Consumer Price Index plus 5% per annum, a requirement of the Irish Association of Investment Managers (IAIM) at the time. The circular issued in 2006 in connection with the proposed adoption of the Performance Share Plan advised shareholders that the "Committee may modify the EPS performance condition if, following agreement with the Irish Association of Investment Managers, it is satisfied that there are valid reasons to do so or where such requirement has ceased to be a requirement of the Irish Association of Investment

Managers". In 2009, the IAIM advised that it did not regard this financial test as an additional hurdle but rather as a mechanism to assist the *Remuneration Committee* in determining whether TSR reflected performance. Following discussion with the IAIM, the rules of the PSP were amended to delete the underpin requirement, substituting in its place the condition that no award, or portion of an award, which had satisfied the TSR performance criteria would be released unless the *Remuneration Committee* had confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2011, the *Remuneration Committee* determined that 46.21% of the award made under the Performance Share Plan in 2008 had vested. The Company's TSR performance, which was verified by the *Remuneration Committee*'s remuneration consultants, was between the 50th and the 75th percentiles referred to above when assessed against the building materials sector, while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination in each case, the *Remuneration Committee* satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

The peer group against which the Performance Share Plan was measured for the 2008 award was:

Boral	Kingspan Group
Buzzi Unicem	Lafarge
Cemex	Martin Marietta Materials
Ciments Francais	Saint Gobain
Cimpor	Titan Cement
Grafton Group	Travis Perkins
Heidelberg Cement	Vulcan Materials
Holcim	Weinerberger
Home Depot	Wolseley
Italcementi	

Participants in the Plan are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest. Details of awards to Directors under the Plan are provided on page 54.

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the current share option scheme (the 2010 Scheme) by a vote of 97.5% to 2.5%. Options are granted annually, ensuring a smooth progression over the life of the scheme, at the market price of the Company's shares at the time of grant. To ensure transparency, grants are made after the final results announcement. The Scheme currently has approximately 650 active participants, over 50% of whom are US employees.

It was indicated in the circular to shareholders in connection with the introduction of the 2010 Scheme that, for the most senior executives in the Group, the combination of awards under CRH's share incentive plans would be biased towards the TSR-based Performance Share Plan. Awards in 2010 and 2011 were made on this basis and it is intended to maintain this approach. The maximum allocation to any executive under the 2010 Scheme was 150% of basic salary; the maximum allowable under the rules is 200% of salary (including bonus and benefits-in-kind).

The 2010 Scheme is based on one tier of options with a single vesting test. The performance criteria for the scheme are EPS-based. Vesting only occurs once an initial performance target has been reached and, thereafter, is dependant on performance. In considering the level of vesting based on EPS performance, the *Remuneration Committee* also considers the overall results of the Group. Performance targets for the initial grant of options were agreed with the IAIM, which also approved the Scheme, and were as follows:

- the option award lapses if EPS growth over the three year target period is less than 12.5% compounded over the period;
- 20% of the option grant shall be exercisable if compound EPS growth is equal to 12.5%, while 100% shall be exercisable if compound EPS growth is equal to 27.5%;
- subject to any reduction which the *Remuneration Committee* deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight line basis if compound growth is between 17.5% and 27.5%, which provides for proportionately more vesting for higher levels of EPS growth.

The above criteria were also applied for the second grant of options under the scheme in 2011. In setting the criteria in March 2010, the *Remuneration Committee* took into account the steep fall in CRH EPS arising from the global financial crisis and also an expected rebound in economic growth in CRH's primary markets. Events over the past two years have led to a much weaker economic recovery and in retrospect these targets have proved much too demanding. As a result, the incentive element in the Scheme has been severely eroded.

Accordingly, the Committee has reviewed the performance criteria in the light of the current economic circumstances and trading backdrop and, with the approval of the IAIM, has adjusted the targets to apply for the option grant in April 2012, as follows:

- the option lapses if EPS growth over the three year target period is less than 10% compounded over the period;
- 20% of the option grant shall be exercisable if compound EPS growth is equal to 10% while 100% shall be exercisable if compound EPS growth is equal to 20%;
- subject to any reduction which the *Remuneration Committee* deems appropriate, options vest between 20% and 40% on a straight line basis if compound growth is between 10% and 13%; and vest between 40% and 100% on a straight line basis if compound growth is between 13% and 20%, which provides for proportionately more vesting for higher levels of EPS growth.

The targets that applied to the 2010 and 2011 option grants remain in place.

The Chairman of the *Remuneration Committee* has written to major shareholders regarding the change, the rationale therefor and the consultation process with the IAIM.

The *Remuneration Committee* will review the targets for future grants in 2013 and subsequent years in the light of economic and industry developments.

The *Remuneration Committee* has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme. A summary of the principal features of the 2010 Scheme was included in the circular sent to all shareholders, with the Notice of the 2010 Annual General Meeting. The circular is available on the CRH website, www.crh.com. Under the rules of the 2010 Scheme, the Committee has discretion to introduce "clawback" provisions on a retrospective basis for options granted, if such provisions are required by law or any applicable code of corporate governance.

The percentage of share capital which can be issued under CRH share schemes, and individual share participation limits, comply with institutional guidelines.

Non-executive Directors' Remuneration

The remuneration of non-executive Directors, including that of the Chairman, is determined by the Board of Directors as a whole. In determining the remuneration, the Board receives recommendations from the *Remuneration Committee* in respect of the Chairman and in respect of the non-executive Directors from a committee of the Chairman and the executive Directors. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties. They do not participate in any of the Company's performance-related incentive plans or share schemes.

Pensions

Ms. Carton, Mr. Lee and Mr. Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service and is designed to provide two-thirds of salary at retirement for full service. There is provision for Ms. Carton, Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December

2005. As a result of these legislative changes, the *Remuneration Committee* decided that Ms. Carton, Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to Group. They have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2011 are detailed in note (iii) on page 52.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Since 1991, it has been the Board's policy that non-executive Directors do not receive pensions.

Directors' Service Contracts

No executive Director has a service contract, has a notice period in excess of 12 months, or is entitled to any benefits on termination of employment.

Directors' Remuneration and Interests in Share Capital

Details of Directors' remuneration charged against profit in the year are given in the table on the next page. Details of individual remuneration and pension benefits for the year ended 31 December 2011 are given on page 52. Directors' share options are shown on pages 54 and 55; Directors' share-holdings are shown below.

Directors' interests in share capital at 31 December 2011

The interests of the Directors and Secretary in the shares of the Company as at 31 December 2011, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings. The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Ordinary Shares	**31 December 2011**	31 December 2010
Directors		
E.J. Bärtschi	**2,000**	-*
M. Carton	**42,343**	38,521
W.P. Egan	**16,112**	16,427
- Non-beneficial	**12,000**	12,000
U-H. Felcht	**1,285**	1,285
N. Hartery	**1,302**	1,285
J.M. de Jong	**14,672**	14,036
J.W. Kennedy	**1,009**	1,009
M. Lee	**372,401**	348,340
K. McGowan	**22,744**	22,001
A. Manifold	**29,215**	21,525
D.N. O'Connor	**15,883**	15,328
M.S. Towe	**55,405**	44,644
Secretary		
N. Colgan	**9,174**	11,348
	595,545	547,749

There were no transactions in the above Directors' and Secretary's interests between 31 December 2011 and 27 February 2012.

Of the above holdings, the following are held in the form of American Depositary Receipts:

	31 December 2011	31 December 2010
W.P. Egan	**15,000**	10,000
- Non-beneficial	**12,000**	12,000
M.S. Towe	**3,397**	3,397

Ms. H.A. McSharry became a Director on 22 February 2012 and her holding at that date is set out below. There were no transactions between 22 February and 27 February 2012.

	22 February 2012
H.A. McSharry	**3,556**

* Holding as at date of appointment.

Directors' Remuneration

Notes		2011 €000	2010 €000
	Executive Directors		
	Basic salary	**3,398**	3,443
	Performance-related incentive plan		
	– cash element	**1,559**	952
	– deferred shares element	**-**	-
	Retirement benefits expense	**1,727**	1,602
	Benefits	**135**	164
1		**6,819**	6,161
2	Provision for Chief Executive long-term incentive plan	**460**	460
	Total executive Directors' remuneration	**7,279**	6,621
	Average number of executive Directors	**4.00**	4.00
	Non-executive Directors		
	Fees	**578**	635
	Other remuneration	**659**	667
	Total non-executive Directors' remuneration	**1,237**	1,302
	Average number of non-executive Directors	**8.52**	9.34
3	Payments to former Directors	**47**	56
	Total Directors' remuneration	**8,563**	7,979

Notes to Directors' remuneration

1 See analysis of 2011 remuneration by individual on page 52.

2 As set out on page 48, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

3 Consulting and other fees paid to a number of former directors.

Individual remuneration for the year ended 31 December 2011

	Basic salary and fees (i) €000	Incentive Plan Cash element (ii) €000	Incentive Plan Deferred shares (ii) €000	Retirement benefits expense (iii) €000	Other remuneration (iv) €000	Benefits (v) €000	Total 2011 €000	Total 2010 €000
Executive Directors								
M. Carton (vi)	550	255	-	232	-	13	1,050	489
G. Culpepper (vi)	-	-	-	-	-	-	-	381
M. Lee	1,150	534	-	980	-	25	2,689	2,443
A. Manifold	800	371	-	335	-	31	1,537	1,385
M.S. Towe	898	399	-	180	-	66	1,543	1,463
	3,398	1,559	-	1,727	-	135	6,819	6,161
Non-executive Directors								
E.J. Bärtschi (vii)	11	-	-	-	4	-	15	-
W.P. Egan	68	-	-	-	52	-	120	120
U-H. Felcht	68	-	-	-	37	-	105	105
N. Hartery	68	-	-	-	56	-	124	121
J.M. de Jong	68	-	-	-	71	-	139	139
J. W. Kennedy	68	-	-	-	37	-	105	90
K. McGowan	68	-	-	-	337	-	405	405
T.V. Neill (viii)	-	-	-	-	-	-	-	36
D.N. O'Connor	68	-	-	-	22	-	90	90
J.M.C. O'Connor (ix)	23	-	-	-	8	-	31	90
W.I. O'Mahony	68	-	-	-	35	-	103	106
	578	-	-	-	659	-	1,237	1,302

(i) **Basic salary and fees** Salary levels for Irish-based executive Directors were unchanged in 2011 as were fee levels for non-executive Directors. Mark Towe received a 2011 salary increase in US Dollars which was broadly in line with trends in senior executive remuneration in the United States. The Remuneration Committee reviewed salary levels in early 2012 and determined that salary levels for Irish-based executive Directors, and fees for non-executive Directors, should remain unchanged for 2012. The Committee agreed a 2012 salary increase for Mark Towe in line with continuing trends in the United States.

(ii) **Performance-related Incentive Plan** Under the executive Directors' incentive plan for 2011, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2011 incentive plan is set out on pages 48 and 49. The 2011 plan payout levels reflect progress on strategic goals and improved earnings per share delivery. For 2011 the bonus is payable entirely in cash.

(iii) **Retirement benefits expense** The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million as at 7 December 2010. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Myles Lee and Albert Manifold chose to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. Prior to 2011, Maeve Carton continued to accrue pension benefits as previously but for 2011 opted for the alternative arrangement and now receives allowances as described above. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. For 2011 the compensation allowances amount to €980,000 (2010: €980,000) for Myles Lee; €335,195 (2010: €354,081) for Albert Manifold and €231,954 for Maeve Carton.

(iv) **Other Remuneration** Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland. In the case of Liam O'Mahony payments for services unrelated to Board and Committee work are also included.

(v) **Benefits** These relate principally to relocation expenses, housing allowance, the use of company cars and medical/life assurance.

(vi) Maeve Carton became a Director on 25 May 2010 while Glenn Culpepper resigned as a Director on the same date and as an executive on 30 June 2010. Maeve Carton's remuneration for 2010 is stated from date of appointment while Glenn Culpepper's remuneration for that year is for the period up to his date of resignation as a Director.

(vii) Ernst Bärtschi became a Director on 26 October 2011.

(viii) Terry Neill retired on 5 May 2010.

(ix) Joyce O'Connor retired on 4 May 2011.

Pension entitlements – defined benefit

	Increase in accrued personal pension during 2011 (i) €000	Transfer value of increase in dependants' pension (i) €000	Total accrued personal pension at year-end (ii) €000
Executive Directors			
M. Carton	-	5	266
M. Lee	-	-	287
A. Manifold	-	28	273

(i) As noted on pages 49 and 50, the pensions of Myles Lee, Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants' pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2011 in the event of these Directors leaving service.

(ii) The accrued pensions shown are those which would be payable annually from normal retirement date.

Pension entitlements – defined contribution

The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plan for Mark Towe are as follows:

	As at 31 December 2010 €000	2011 contribution €000	2011 notional interest €000 (iii)	Translation adjustment €000	As at 31 December 2011 €000
Executive Director					
M.S. Towe	1,217	173	63	58	1,511

(iii) Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plan.

Deferred Shares (iv)

	Number at 31 December 2010	Awards of Deferred Shares during 2011	New Shares allotted under the Scrip Dividend Scheme during 2011	Released during 2011	Number at 31 December 2011
Executive Director					
M. Lee	10,449	-	-	10,449	-

(iv) Under the executive Directors' incentive plan, up to one third of the bonus in each year is payable in CRH shares and the entitlement to beneficial ownership of the shares is deferred for a period of three years, with the individual not becoming beneficially entitled to the shares in the event of departure from the Group in certain circumstances during that time period.

Report on Directors' Remuneration continued

Directors' awards under the Performance Share Plan (i)

	31 December 2010	Granted in 2011	Released in 2011 (ii)	Lapsed in 2011 (ii)	31 December 2011	Performance period	Release date	Market price in euro on award
M. Carton	4,436	-	2,049	2,387	-	01/01/08 - 31/12/10	March 2011	23.45
	14,000	-	-	-	14,000	01/01/09 - 31/12/11	March 2012	17.00
	10,000	-	-	-	10,000	01/01/10 - 31/12/12	March 2013	18.51
	-	42,000	-	-	42,000	01/01/11 - 31/12/13	March 2014	16.52
	28,436	**42,000**	**2,049**	**2,387**	**66,000**			
M. Lee	27,725	-	12,811	14,914	-	01/01/08 - 31/12/10	March 2011	23.45
	70,000	-	-	-	70,000	01/01/09 - 31/12/11	March 2012	17.00
	75,000	-	-	-	75,000	01/01/10 - 31/12/12	March 2013	18.51
	-	88,000	-	-	88,000	01/01/11 - 31/12/13	March 2014	16.52
	172,725	**88,000**	**12,811**	**14,914**	**233,000**			
A. Manifold	27,725	-	12,811	14,914	-	01/01/08 - 31/12/10	March 2011	23.45
	47,500	-	-	-	47,500	01/01/09 - 31/12/11	March 2012	17.00
	55,000	-	-	-	55,000	01/01/10 - 31/12/12	March 2013	18.51
	-	62,000	-	-	62,000	01/01/11 - 31/12/13	March 2014	16.52
	130,225	**62,000**	**12,811**	**14,914**	**164,500**			
M.S. Towe	23,289	-	10,761	12,528	-	01/01/08 - 31/12/10	March 2011	23.45
	76,000	-	-	-	76,000	01/01/09 - 31/12/11	March 2012	17.00
	60,000	-	-	-	60,000	01/01/10 - 31/12/12	March 2013	18.51
	-	68,000	-	-	68,000	01/01/11 - 31/12/13	March 2014	16.52
	159,289	**68,000**	**10,761**	**12,528**	**204,000**			

(i) **Performance Share Plan** This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares scheduled for release in March 2012, March 2013 and March 2014 will be allocated to the extent that the relative TSR performance conditions are achieved. The structure of the Performance Share Plan is set out on pages 48 and 49.

(ii) On 2 March 2011, the Remuneration Committee determined that 46.21% of the 2008 award vested and that portion of the award was released to participants. The balance of the 2008 award lapsed.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

	31 December 2010	Granted in 2011	Lapsed in 2011	Exercised in 2011	31 December 2011		Weighted average option price at 31 December 2011	Options exercised during 2011: Weighted average exercised price	Options exercised during 2011: Weighted average market price at date of exercise
							€	€	€
M. Carton	55,831	-	-	-	55,831	(a)	25.75	-	-
	39,924	-	7,763	-	32,161	(b)	14.61	-	-
	35,000	42,500	-	-	77,500	(c)	17.29	-	-
	1,752	-	-	-	1,752	(d)	18.39	-	-
M. Lee	318,435	-	-	-	318,435	(a)	19.32	-	-
	138,625	-	27,725	-	110,900	(b)	14.45	-	-
	85,000	90,000	-	-	175,000	(c)	17.36	-	-
	1,752	-	-	-	1,752	(d)	18.39	-	-
A. Manifold	166,445	-	-	-	166,445	(a)	21.97	-	-
	48,796	-	6,654	-	42,142	(b)	14.36	-	-
	60,000	62,500	-	-	122,500	(c)	17.36	-	-
	1,752	-	-	-	1,752	(d)	18.39	-	-
W.I. O'Mahony	576,680	-	138,625	-	438,055	(a)	18.88	-	-
	277,250	-	166,350	-	110,900	(b)	17.75	-	-
M.S. Towe	243,981	-	27,725	-	216,256	(a)	20.75	-	-
	155,260	-	27,725	-	127,535	(b)	14.44	-	-
	70,000	70,000	-	-	140,000	(c)	17.39	-	-
	2,276,483	**265,000**	**402,567**	**-**	**2,138,916**				

Options by Price

€	31 December 2010	Granted in 2011	Lapsed in 2011	Exercised in 2011	31 December 2011		Earliest exercise date	Expiry date
16.4830	166,350	-	166,350	-	-	(a)		
16.4830	236,217	-	236,217	-	-	(b)		
17.7454	138,625	-	-	-	138,625	(a)	March 2012	April 2012
17.7454	182,985	-	-	-	182,985	(b)	March 2012	April 2012
11.8573	110,900	-	-	-	110,900	(a)	March 2012	April 2013
11.8573	72,085	-	-	-	72,085	(b)	March 2012	April 2013
11.9565	27,725	-	-	-	27,725	(a)	March 2012	April 2013
11.9565	49,905	-	-	-	49,905	(b)	March 2012	April 2013
15.0674	66,540	-	-	-	66,540	(a)	March 2012	April 2014
15.0674	68,758	-	-	-	68,758	(b)		April 2014
15.0854	27,725	-	-	-	27,725	(a)	March 2012	April 2014
15.0854	49,905	-	-	-	49,905	(b)		April 2014
18.7463	72,085	-	-	-	72,085	(a)	March 2012	April 2015
18.8545	27,725	-	-	-	27,725	(a)	March 2012	April 2015
26.1493	105,355	-	-	-	105,355	(a)		April 2016
22.3892	221,800	-	-	-	221,800	(a)		June 2016
29.4855	86,502	-	-	-	86,502	(a)		April 2017
29.8643	36,043	-	-	-	36,043	(a)		April 2017
21.5235	143,997	-	-	-	143,997	(a)		April 2018
16.58	130,000	-	-	-	130,000	(a)		April 2019
18.39	250,000	-	-	-	250,000	(c)		May 2020
16.38	-	265,000	-	-	265,000	(c)		April 2021
18.3946	5,256	-	-	-	5,256	(d)	July 2013	December 2013
	2,276,483	**265,000**	**402,567**	**-**	**2,138,916**			

The market price of the Company's shares at 31 December 2011 was €15.36 and the range during 2011 was €10.50 to €17.00.

(a) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.

(c) Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The option will lapse if EPS growth over the three year target period is less than 12.5% compounded over the period. 20% of the option will be exercisable if compound EPS growth is equal to 12.5%, while 100% will be exercisable if compound EPS growth is equal to 27.5%. Subject to any reduction which the Remuneration Committee deems appropriate, options will vest between 20% and 40% on a straight-line basis if compound growth is between 12.5% and 17.5%; and vest between 40% and 100% on a straight-line basis if compound growth is between 17.5% and 27.5%.

(d) Granted under the 2000 savings-related share option scheme.

Directors' Report

The Directors submit their report and financial statements for the year ended 31 December 2011.

Accounts and Business Review

Sales revenue for 2011 of €18.1 billion was 5% higher than 2010 (€17.2 billion). Operating profit for the Group increased by 25% to €871 million after restructuring and impairment charges totaling €81 million (2010: €202 million). In CRH's European segments operating profit increased by €123 million to €520 million, an increase of 31%, due mainly to better trading in more normal weather patterns. In the Americas, operating profit increased by €50 million (17%) to €351 million. Overall operating profit margin for the Group increased to 4.8% (2010: 4.1%). Profit on disposal of non-current assets at €55 million was in line with 2010 (€55 million) and included €27 million in respect of the disposal of a number of businesses by the Group.

Profit before tax amounted to €711 million, an increase of €177 million (+33%) on 2010. After providing for tax, Group profit for the financial year amounted to €597 million (2010: €439 million). Basic earnings per share amounted to 82.6c compared with 61.3c in the previous year, an increase of 35%.

Comprehensive reviews of the financial and operating performance of the Group during 2011 are set out in the Chief Executive's Review on pages 11 to 14, the Finance Review on pages 17 to 19 - which includes Key Financial Performance Indicators on page 19 - and the separate Operations Reviews for each of the business segments on pages 26 to 37. The treasury policy and objectives of the Group are set out in detail in note 21 to the financial statements.

Events since the end of the financial year

In January 2012, the Group issued €500 million in 7-year Eurobonds at a coupon rate of 5%, the Group's lowest ever coupon for a maturity greater than 5 years. No other important events have occurred since the end of the financial year which would have a material effect on the Group's results for the year ended 31 December 2011 or on its financial position at that date, or which would have a significant impact on the Group's operations or outlook for 2012.

Dividend

An interim dividend of 18.5c (2010: 18.5c) per share was paid in October 2011. The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2010. This gives a total dividend of 62.5c for the year, maintaining last year's level. It is proposed to pay the final dividend on 14 May 2012 to shareholders registered at the close of business on 9 March 2012. A scrip dividend alternative will be offered to shareholders.

Development Activity

Total acquisition spend for 2011 amounted to €610 million (2010: €567 million) on a total of 45 bolt-on transactions which will contribute annualised sales of approximately €500 million, of which €157 million has been reflected in our 2011 results.

Expenditure of €163 million in the first half included 22 acquisition and investment initiatives across all six operating segments strengthening our existing market positions and adding valuable and well-located aggregates reserves. The second half of the year saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM Group in Belgium, an important strategic add-on for our existing Benelux-based Cementbouw business. We also saw a return to development activity in our Americas Distribution business which added a total of 24 branches in 4 transactions in the second half of 2011.

Total proceeds from completed disposals in 2011 amounted to €492 million. The previously announced divestments of Europe Products' Insulation and Climate Control businesses, together with the disposal of our 35% associate investment in the Trialis distribution business in France, were completed in the first half of the year, while the second half saw the sale of our seawater magnesia operation in Ireland. The sales impact of these disposals, and of the disposal in November 2010 of our Ivy Steel business in the United States, was a negative €469 million in 2011.

The Group's strategy and its business model are summarised on pages 13 and 14.

Outlook 2012

In Europe, the European Central Bank's Long Term Refinancing Operations which commenced in late December have eased the pressures on funding in the Eurozone banking sector. However, the banking sector remains highly leveraged and continuing reductions in bank balance sheets are leading to lower corporate and personal lending. These factors are contributing to the current uncertainty in relation to the growth outlook for Europe in 2012.

In the Americas, the flow of economic data in the US has been incrementally positive since the third quarter of 2011, with ongoing favourable job creation numbers and an improving growth outlook after a soft patch in the economy in mid-2011. These indicators suggest that the US should avoid a double-dip recession with some commentators now projecting more robust GDP growth in 2012 than that achieved overall in 2011.

It is still too early to assess the effect of recent financial market volatility on European construction prospects for 2012 although first half demand seems likely to suffer some impact. Nevertheless, for the year as a whole we currently expect resilient demand in Poland and Germany and only modest declines from a strong 2011 in Finland and Switzerland (these four countries accounted for roughly a quarter of 2011 Group sales), while our recently-commissioned cement plant in Ukraine will yield major operational improvements. Activity in our other European markets is likely to be more subdued than in 2011. While the outlook for the Benelux and France (together almost 20% of 2011 Group sales) has weakened, our significant Repair, Maintenance and Improvement (RMI) exposures in these countries should once again support performance in 2012.

In the Americas, indications of a likely pick-up in new housing activity in the US have strengthened over recent months while there is increasing evidence that non-residential markets are beginning to bottom out. With the current extension to the Federal Highway Funding programme expiring at end-March, political debate on a renewed programme, or on further extensions to the existing programme, has intensified. Our expectation is that an extension at a funding level close to that provided for 2011 will eventually be agreed for 2012.

Assuming no major economic or energy market dislocations, we expect to generate further like-for-like revenue growth in 2012 with the achievement of targeted price increases a key priority. This combined with benefits from acquisitions completed in 2011 leads us to expect further progress in the year ahead.

Corporate and Social Responsibility

As set out in the Corporate Social Responsibility (CSR) section on pages 6 and 7, the Group is fully committed to operating ethically and responsibly in all aspects of its business relating to employees, customers, neighbours and other stakeholders. Details of CRH's policies and performance relating to the Environment and Climate Change, Health & Safety and Social & Community matters are set out in the separately published annual CSR Reports which are available on the Group's website at www.crh.com.

Principal Risks and Uncertainties

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group's operations and the Group's decentralised organisational structure, are as follows:

Economic, strategic and operational

- CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group's products in areas affected by adverse weather conditions. The Group's financial performance may also be negatively impacted by declines in governmental funding programmes (largely for infrastructure), unfavourable swings in fuel and other commodity/raw material prices and by lowered sovereign creditworthiness and related austerity measures. The adequacy and timeliness of management response to unfavourable events is critical.
- As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business

thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

- CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.
- Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.
- Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.
- CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.
- Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Financial and reporting

- CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of the heightened uncertainties, in particular in the Eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.
- CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.
- In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.
- CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.
- Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Compliance and regulatory

- CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.
- CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

As demonstrated by CRH's proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report.

Report on Directors' Remuneration

Resolution 3 to be proposed at the Annual General Meeting deals with the Report on Directors' Remuneration, as set out on pages 48 to 55, which the Board has decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice and the Directors believe that the resolution will afford shareholders an opportunity to have a "say on pay".

Board of Directors

Ms. J.M.C. O'Connor retired from the Board on 4 May 2011. Mr. W.I. O'Mahony retired from the Board on 31 December 2011.

Mr. E.J. Bärtschi was appointed to the Board on 26 October 2011. Ms. H.A. McSharry was appointed to the Board on 22 February 2012.

Mr. K. McGowan will retire from the Board at the conclusion of the Annual General Meeting to be held on 9 May 2012.

Under the Company's Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the Annual General Meeting following their appointment and all the Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the 2010 UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at each Annual General Meeting and offer themselves for re-election.

Disapplication of Pre-emption Rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares (including Treasury Shares) having a nominal value of €12,374,000, representing 5% approximately of the issued Ordinary/Income share capital at 27 February 2012. This authority will expire on the earlier of the date of the Annual General Meeting in 2013 or 8 August 2013.

Transactions in Own Shares

On 3 January 2008, the Company announced the introduction of a share repurchase programme of up to 5% of the 547,227,194 Ordinary/Income Shares, with a nominal value of €0.32/€0.02 respectively, then in issue and the intention to hold the repurchased shares as Treasury Shares. Under the programme, the termination of which was announced in November 2008, 18,204,355 Ordinary/Income Shares were purchased, equivalent to 3.3% of the Ordinary Shares in issue at 31 December 2007, at an average price of €22.30 per share. During 2011, 287,950 (2010: 2,981,725) Treasury Shares were re-issued under the Group's Share Schemes. In addition, 150,330 Ordinary Shares were transferred to the Trustees of the CRH plc Employee Benefit Trust at €16.35 per Ordinary Share for the purpose of satisfying the release of an award, made under the CRH 2006 Performance Share Plan, which vested in 2011. As at 27 February 2012, 8,889,535 shares were held as Treasury Shares, equivalent to 1.24% of the Ordinary Shares in issue (excluding Treasury Shares).

Special resolutions will be proposed at the 2012 Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/ Income Shares in issue at the date of the Annual General Meeting and in relation to the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be re-issued off-market by the Company. The minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days. If granted, the authorities will expire on the earlier of the date of the Annual General Meeting in 2013 or 8 August 2013.

Special resolutions will also be proposed at the 2012 Annual General Meeting, which, if approved, will allow for purchases of the Company's shares to be made on the London Stock Exchange and enable the minimum and maximum prices referred to above to be calculated by reference to trading in Sterling (GB) pence on the London Stock Exchange. Under the existing provisions in the Articles of Association this can only be done by reference to trading in euro on the Irish Stock Exchange.

As at 27 February 2012, options to subscribe for a total of 24,766,479 Ordinary/Income Shares are outstanding, representing 3.44% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/ Income Shares was used in full, the options would represent 3.83% of the remaining shares in issue.

The Directors do not have any current intention of exercising the power to purchase the Company's own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

Amendments to Articles of Association and Annual General Meeting

On 27 March 2012, a circular will be issued to shareholders which will outline proposed minor changes to the Company's Articles of Association, including the changes referred to in the Transactions in Own Shares section above. The circular will also contain the Notice of the 2012 Annual General Meeting.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Corporate Governance

For the purpose of Statutory Instrument 450/2009 European Communities (Directive 2006/46) Regulations 2009, as amended by Statutory Instrument 83/2010 European Communities (Directive 2006/46/EC) (Amendment) Regulations 2010, the Corporate Governance report is deemed to be incorporated in this part of the Directors' Report.

Details of the Company's employee share schemes and capital structure can be found in notes 8 and 29 to the financial statements on pages 76 and 77 and 102 and 103 respectively.

Regulation 21 of SI 255/2006 EC (Takeover Directive) Regulations 2006

For the purpose of Regulation 21 of Statutory Instrument 255/2006 EC (Takeover Directive) Regulations 2006, the Company's Memorandum and Articles of Association, which set out the rules that apply in relation to the appointment and replacement of Directors and the amendment of the Articles of Association and which are available on the CRH website, are deemed to be incorporated in this part of the Directors' Report.

The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company's share option schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

SI 277/2007 Transparency (Directive 2004/109/ EC) Regulations 2007

For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the report on Corporate Social Responsibility as published on the CRH website is deemed to be incorporated in this part of the Directors' Report, together with the following sections of this annual report: the Chairman's Statement on pages 8 and 9, the Chief Executive's review on pages 11 to 14, the Finance Review on pages 17 to 19, the Operations Reviews on pages 26 to 37, the details of earnings per Ordinary Share in note 13 to the consolidated financial statements, details of derivative financial instruments in note 24, the details of the re-issue of Treasury Shares in note 29 and details of employees in note 7.

Statement of Directors' Responsibilities

The Directors, whose names are listed on page 38, are responsible for preparing the Annual Report and Financial Statements in accordance with applicable laws and regulations.

Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Parent Company and of the Group and of the profit or loss of the Group for that period (consolidated financial statements).

In preparing the consolidated financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable International Financial Reporting Standards as adopted by the European Union, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors confirm that they have complied with the above requirements in preparing the 2011 Annual Report and consolidated financial statements.

The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financial statements of the Parent Company (which are set out on pages 108 to 111), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The Directors have elected to prepare the Parent Company's Financial Statements in accordance with generally accepted accounting practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2009.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the consolidated financial statements are prepared in accordance with applicable International Financial Reporting Standards as adopted by the European Union and comply with the provisions of the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation.

The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met. The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

The Directors are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Subsidiary, Joint Venture and Associated Undertakings

The Group has over 950 subsidiary, joint venture and associated undertakings. The principal ones as at 31 December 2011 are listed on pages 118 to 125.

On behalf of the Board,
K. McGowan, M. Lee,
Directors
27 February 2012

Independent Auditors' Report

to the members of CRH public limited company

We have audited the Consolidated and Parent Company ("Company") Financial Statements (the "financial statements") of CRH plc for the year ended 31 December 2011 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Accounting Policies, the related notes 1 to 33 (Group) and the related notes 1 to 12 (Company). These financial statements have been prepared under the accounting policies set out therein.

This Report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for the preparation of the Consolidated Financial Statements in accordance with applicable Irish law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union, and for the preparation of the Company Financial Statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland ("Generally Accepted Accounting Practice in Ireland") as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and whether, in addition, the Consolidated Financial Statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company Balance Sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our Report.

We are required by law to report to you our opinion as to whether the description in the Corporate Governance Statement set out in the Directors' Report of the main features of the internal control and risk management systems in relation to the process for preparing the Consolidated Financial Statements is consistent with the Consolidated Financial Statements. In addition, we review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the UK Corporate Governance Code and the two provisons of the Irish Corporate Governance Annex specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, nor to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operations Reviews, the Finance Review and the Corporate Governance Statement. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the Consolidated Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Group as at 31 December 2011 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation.

In our opinion the Company Financial Statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the Company as at 31 December 2011 and have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company Balance Sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements and the description in the Corporate Governance Statement of the main features of the internal control and risk management systems in relation to the process for preparing the Consolidated Financial Statements is consistent with the Consolidated Financial Statements.

In our opinion, the Company Balance Sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Breffni Maguire
for and on behalf of Ernst & Young
Dublin
27 February 2012

Consolidated Income Statement

for the financial year ended 31 December 2011

Notes		2011 €m	2010 €m
1	**Revenue**	**18,081**	17,173
3	Cost of sales	**(13,179)**	(12,363)
	Gross profit	**4,902**	4,810
3	Operating costs	**(4,031)**	(4,112)
1,4,6	**Group operating profit**	**871**	698
1,5	Profit on disposals	**55**	55
	Profit before finance costs	**926**	753
9	Finance costs	**(262)**	(255)
9	Finance income	**33**	37
9	Other financial expense	**(28)**	(29)
10	Group share of associates' profit after tax	**42**	28
1	**Profit before tax**	**711**	534
11	Income tax expense	**(114)**	(95)
	Group profit for the financial year	**597**	439
	Profit attributable to:		
	Equity holders of the Company	**590**	432
	Non-controlling interests	**7**	7
	Group profit for the financial year	**597**	439
13	**Basic earnings per Ordinary Share**	**82.6c**	61.3c
13	**Diluted earnings per Ordinary Share**	**82.6c**	61.2c

All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2011

Notes		2011 €m	2010 €m
	Group profit for the financial year	**597**	439
	Other comprehensive income		
	Currency translation effects	**107**	519
28	Actuarial loss on Group defined benefit pension obligations	**(278)**	(33)
24	(Losses)/gains relating to cash flow hedges	**(7)**	10
11	Tax on items recognised directly within other comprehensive income	**58**	4
	Net (expense)/income recognised directly within other comprehensive income	**(120)**	500
	Total comprehensive income for the financial year	**477**	939
	Attributable to:		
	Equity holders of the Company	**470**	927
	Non-controlling interests	**7**	12
	Total comprehensive income for the financial year	**477**	939

K. McGowan, M. Lee, Directors

Consolidated Balance Sheet

as at 31 December 2011

Notes		2011 €m	2010 €m
	ASSETS		
	Non-current assets		
14	Property, plant and equipment	**8,936**	8,892
15	Intangible assets	**4,488**	4,305
16	Investments accounted for using the equity method	**948**	1,037
16	Other financial assets	**239**	149
24	Derivative financial instruments	**181**	194
27	Deferred income tax assets	**290**	385
	Total non-current assets	**15,082**	14,962
	Current assets		
17	Inventories	**2,286**	2,187
18	Trade and other receivables	**2,663**	2,419
	Current income tax recoverable	**8**	112
24	Derivative financial instruments	**24**	14
22	Liquid investments	**29**	37
22	Cash and cash equivalents	**1,295**	1,730
	Total current assets	**6,305**	6,499
	Total assets	**21,387**	21,461
	EQUITY		
	Capital and reserves attributable to the Company's equity holders		
29	Equity share capital	**247**	244
29	Preference share capital	**1**	1
29	Share premium account	**4,047**	3,915
29	Treasury Shares and own shares	**(183)**	(199)
	Other reserves	**168**	147
	Foreign currency translation reserve	**(119)**	(226)
	Retained income	**6,348**	6,446
		10,509	10,328
	Non-controlling interests	**74**	83
	Total equity	**10,583**	10,411
	LIABILITIES		
	Non-current liabilities		
23	Interest-bearing loans and borrowings	**4,463**	4,695
24	Derivative financial instruments	**20**	33
27	Deferred income tax liabilities	**1,492**	1,693
19	Trade and other payables	**204**	163
28	Retirement benefit obligations	**664**	474
26	Provisions for liabilities	**252**	253
	Total non-current liabilities	**7,095**	7,311
	Current liabilities		
19	Trade and other payables	**2,858**	2,686
	Current income tax liabilities	**201**	199
23	Interest-bearing loans and borrowings	**519**	666
24	Derivative financial instruments	**10**	54
26	Provisions for liabilities	**121**	134
	Total current liabilities	**3,709**	3,739
	Total liabilities	**10,804**	11,050
	Total equity and liabilities	**21,387**	21,461

K. McGowan, M. Lee, Directors

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2011

Notes		Attributable to the equity holders of the Company							
		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non-controlling interests €m	Total equity €m
	At 1 January 2011	**245**	**3,915**	**(199)**	**147**	**(226)**	**6,446**	**83**	**10,411**
	Group profit for the financial year	**-**	**-**	**-**	**-**	**-**	**590**	**7**	**597**
	Other comprehensive income	**-**	**-**	**-**	**-**	**107**	**(227)**	**-**	**(120)**
	Total comprehensive income	**-**	**-**	**-**	**-**	**107**	**363**	**7**	**477**
29	Issue of share capital (net of expenses)	**3**	**132**	**-**	**-**	**-**	**-**	**-**	**135**
8	Share-based payment expense								
	- share option schemes	**-**	**-**	**-**	**9**	**-**	**-**	**-**	**9**
	- Performance Share Plan (PSP)	**-**	**-**	**-**	**12**	**-**	**-**	**-**	**12**
	Treasury/own shares reissued	**-**	**-**	**16**	**-**	**-**	**(16)**	**-**	**-**
	Share option exercises	**-**	**-**	**-**	**-**	**-**	**6**	**-**	**6**
12	Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(445)**	**(9)**	**(454)**
31	Non-controlling interests arising on acquisition of subsidiaries	**-**	**-**	**-**	**-**	**-**	**-**	**(2)**	**(2)**
	Acquisition of non-controlling interests	**-**	**-**	**-**	**-**	**-**	**(6)**	**(5)**	**(11)**
	At 31 December 2011	**248**	**4,047**	**(183)**	**168**	**(119)**	**6,348**	**74**	**10,583**

for the financial year ended 31 December 2010

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non-controlling interests €m	Total equity €m
	At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
	Group profit for the financial year	-	-	-	-	-	432	7	439
	Other comprehensive income	-	-	-	-	514	(19)	5	500
	Total comprehensive income	-	-	-	-	514	413	12	939
29	Issue of share capital (net of expenses)	3	137	-	-	-	-	-	140
8	Share-based payment expense								
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	10	-	-	-	10
11	Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
	Treasury/own shares reissued	-	-	80	-	-	(80)	-	-
	Share option exercises	-	-	-	-	-	45	-	45
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(438)	(6)	(444)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	6	6
	Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
	At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

K. McGowan, M. Lee, Directors

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2011

Notes		2011 €m	2010 €m
	Cash flows from operating activities		
	Profit before tax	**711**	534
9	Finance costs (net)	**257**	247
10	Group share of associates' profit after tax	**(42)**	(28)
5	Profit on disposals	**(55)**	(55)
	Group operating profit	**871**	698
3	Depreciation charge (including impairments)	**742**	786
3	Amortisation of intangible assets (including impairments)	**43**	131
8	Share-based payment expense	**21**	19
	Other movements	**(109)**	(35)
20	Net movement on working capital and provisions	**(211)**	142
	Cash generated from operations	**1,357**	1,741
	Interest paid (including finance leases)	**(239)**	(283)
25	Decrease in liquid investments	**4**	33
	Corporation tax paid	**(96)**	(100)
	Net cash inflow from operating activities	**1,026**	1,391
	Cash flows from investing activities		
5	Proceeds from disposals (net of cash disposed)	**442**	188
	Interest received	**32**	35
	Dividends received from associates	**20**	51
14	Purchase of property, plant and equipment	**(576)**	(466)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	**(507)**	(436)
16	Other investments and advances	**(24)**	(67)
20	Deferred and contingent acquisition consideration paid	**(21)**	(27)
20	Decrease in finance-related receivables	**-**	115
	Net cash outflow from investing activities	**(634)**	(607)
	Cash flows from financing activities		
	Proceeds from exercise of share options	**6**	45
	Acquisition of non-controlling interests	**(11)**	(2)
	Increase in interest-bearing loans, borrowings and finance leases	**101**	566
	Net cash flow arising from derivative financial instruments	**(63)**	82
	Repayment of interest-bearing loans, borrowings and finance leases	**(552)**	(885)
12	Dividends paid to equity holders of the Company	**(310)**	(298)
12	Dividends paid to non-controlling interests	**(9)**	(6)
	Net cash outflow from financing activities	**(838)**	(498)
	(Decrease)/increase in cash and cash equivalents	**(446)**	286
	Reconciliation of opening to closing cash and cash equivalents		
25	Cash and cash equivalents at 1 January	**1,730**	1,372
	Translation adjustment	**11**	72
	(Decrease)/increase in cash and cash equivalents	**(446)**	286
25	**Cash and cash equivalents at 31 December**	**1,295**	1,730
	Reconciliation of opening to closing net debt		
25	**Net debt at 1 January**	**(3,473)**	(3,723)
	Decrease in liquid investments	**(4)**	(33)
31	Debt in acquired companies	**(47)**	(37)
5	Debt in disposed companies	**50**	-
	Increase in interest-bearing loans, borrowings and finance leases	**(101)**	(566)
	Net cash flow arising from derivative financial instruments	**63**	(82)
	Repayment of interest-bearing loans, borrowings and finance leases	**552**	885
	(Decrease)/increase in cash and cash equivalents	**(446)**	286
	Mark-to-market adjustment	**(18)**	18
	Translation adjustment	**(59)**	(221)
25	**Net debt at 31 December**	**(3,483)**	(3,473)

K. McGowan, M. Lee, Directors

Accounting Policies

(including key accounting estimates and assumptions)

Statement of Compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB). IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

CRH plc, the Parent Company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

Basis of Preparation

The Consolidated Financial Statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

The accounting policies set out below have been applied consistently by all the Group's subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

IFRS and IFRIC interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2011 year-end:

- IAS 24 *Related Party Disclosures (amendment)* effective 1 January 2011
- IAS 32 *Financial Instruments: Presentation - Classification of Rights Issue (amendment)* effective 1 February 2010
- IFRIC 14 *Prepayments of a Minimum Funding Requirement (amendment)* effective 1 January 2011
- IFRIC 19 *Extinguishing Financial Liabilities with Equity Instruments* effective 1 July 2010
- Improvements to IFRS (May 2010) - amendments applying in respect of the 2011 financial year-end

The application of the above standards and interpretations did not result in material changes in the Group's Consolidated Financial Statements.

IFRS and IFRIC interpretations effective in respect of the CRH 2012 financial year-end

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

- IFRS 7 *Financial Instruments: Disclosures (amendment)* effective 1 July 2011
- IAS 12 *Income Taxes (amendment) - Deferred Taxes: Recovery of Underlying Assets* effective 1 January 2012

The standards addressed above will be applied for the purposes of the Group Consolidated Financial Statements with effect from the dates listed and their application is not anticipated to have a material impact.

IFRS and IFRIC interpretations effective subsequent to the CRH 2012 financial year-end:

- IAS 1 *Presentation of Items of Other Comprehensive Income* - amendments to IAS 1 effective 1 July 2012

The amendment to IAS 1 changes the grouping of items presented in Other Comprehensive Income. This change in presentation is not anticipated to have a significant effect on the Group's Consolidated Financial Statements and will be adopted from 1 July 2012.

- IFRS 10 *Consolidated Financial Statements,* IAS 27 *Separate Financial Statements* effective 1 January 2013

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements of the Group. The Group has yet to assess fully IFRS 10's impact on its operations and will adopt it from 1 January 2013.

- IFRS 11 *Joint Arrangements,* IAS 28 *Investments in Associates and Joint Ventures* effective 1 January 2013

IFRS 11 replaces IAS 31 *Interests in Joint Ventures*. The Group currently uses proportionate consolidation to account for its share of its joint ventures' income and expenses, assets and liabilities. Under the revised standard the option to account for joint ventures (as defined under IFRS 11) using proportionate consolidation has been removed and these arrangements will be accounted for using equity accounting. The Group is in the process of assessing the impact of this standard; however we do not envisage that it will have any effect on the Group profit. The Group will adopt IFRS 11 from 1 January 2013.

- IFRS 12 *Disclosure of Interests in Other Entities* effective 1 January 2013

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group will adopt IFRS 12 from 1 January 2013.

- IFRS 13 *Fair Value Measurement* effective 1 January 2013

IFRS 13 provides guidance on how fair value accounting should be applied where its use is already required or permitted by other standards within IFRSs. The Group has yet to assess IFRS 13's full impact and will adopt the Standard from 1 January 2013.

- IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine* effective 1 January 2013

IFRIC 20 provides guidance on the accounting treatment of stripping costs incurred during the production phase of a surface mine used to extract mineral resources. The Group has yet to assess the full impact of this interpretation and will adopt IFRIC 20 from 1 January 2013.

- IAS 19 *Employee benefits (revised)* effective 1 January 2013

IAS 19 was amended in June 2011. Under the revised standard interest cost and expected return on plan assets will be replaced with a net amount that is calculated by applying the discount rate to the net defined benefit liability (asset). There are also additional disclosure requirements relating to the sensitivity of the defined benefit obligation to changes in each significant actuarial assumption. The Group has yet to assess the full impact of the amendment but as the Group will no longer be permitted to take advanced credit for expected asset returns, this will likely result in an increase in the 2013 net pension expense. The Group will apply IAS 19 (revised) from 1 January 2013.

-IFRS 9 *Financial Instruments - Classification and Measurement* effective 1 January 2015

IFRS 9 addresses the classification and measurement of financial instruments (Phase 1). The Board's work on the other phases is ongoing and includes impairment of financial instruments and hedge accounting. The adoption of the initial phases of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets and financial liabilities; which will be quantified in conjunction with the other phases when issued.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses at the end of the reporting period. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management's judgement in its application.

Management consider that their use of estimates, assumptions and judgements in the application of the Group's accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates or assumptions or judgements, the actual outcome of which could have a material impact on the Group's results and financial position outlined below are as follows:

Provisions for liabilities – Note 26

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions
Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

Environmental and remediation provisions
The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management's control, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

Legal contingencies
The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group's potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Retirement benefit obligations – Note 28

Costs arising in respect of the Group's defined contribution pension schemes are charged to the Consolidated Income Statement in the period in which they are incurred. The Group has no legal or constructive obligation to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Consolidated Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Consolidated Income Statement.

The net surplus or deficit arising on the Group's defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and in the case of published securities it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

The Group's obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

Assumptions
The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are

updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for the expected return on plan assets, changes in the pension plans' strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities are contained in Note 28 to the Consolidated Financial Statements.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods.

Taxation – current and deferred – Notes 11 and 27

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH's investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The Group's income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group's provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group's historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made.

Property, plant and equipment – Note 14

The Group's accounting policy for property, plant and equipment is considered critical because the carrying value of €8,936 million at 31 December 2011 represents a significant portion (42%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

Repair and maintenance expenditure is included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Income Statement during the financial period in which it is incurred.

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

In the application of the Group's accounting policy, judgement is exercised by management in the determination of residual values and useful lives. Depreciation and depletion is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum ("p.a.").

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: On average, transport equipment is depreciated at 20% p.a.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Impairment of long-lived assets and goodwill – Notes 14 and 15

Impairment of property, plant and equipment and goodwill

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected and where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39 *Financial Instruments: Recognition and Measurement*, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill is provided in Notes 14 and 15 to the Consolidated Financial Statements.

The assumptions and conditions for determining impairments of long-lived assets and goodwill reflect management's best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31 December each year. The financial year-ends of the Group's subsidiaries, joint ventures and associates are co-terminous.

Subsidiaries

The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which the Group loses control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Non-controlling interests represent the portion of the equity of a subsidiary not attributable either directly or indirectly to the Parent Company and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders' equity. Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Joint ventures – Note 2

The Group's share of results and net assets of joint ventures (jointly controlled entities which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement) are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures (after proportionate elimination) are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates – Note 10

Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. Under the equity method, the Consolidated Income Statement reflects the Group's share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group's share of net assets, less any impairment in value. If necessary, impairment losses on the carrying amount of an investment are reported within the Group's share of associates' profit after tax in the Consolidated Income Statement. If the Group's share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Transactions eliminated on consolidation

Intra-group balances and transactions, income and expenses, and any unrealised gains or losses arising from such transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment in the Group's interest in the entity.

Revenue recognition

Revenue represents the value of goods and services supplied and is net of trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts

The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts, and recognises revenue in accordance with the percentage-of-completion method, with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated costs of the contract.

Contract costs are recognised as incurred. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Revenue and/or costs in respect of variations or contract claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Segment reporting – Note 1

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments – Note 8

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors' Remuneration on pages 48 and 49. The Group's employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 *Share-Based Payment*.

Share options
For share option awards, the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model (a lattice option-pricing model in accordance with IFRS 2). Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are at market value at date of grant and are not subject to market-based vesting conditions within the meaning of IFRS 2.

The cost is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The Consolidated Income Statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for share-based payments where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an award is cancelled, it is treated as if it is vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of awards are treated equally.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The dilutive effect of outstanding options is reflected as additional share dilution in the determination of diluted earnings per share.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; where the amount of any tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognised directly in equity.

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives

Awards under the Performance Share Plan
The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The Performance Share Plan contains inter alia a total shareholder return-based (and hence market-based) vesting condition; accordingly, the fair value assigned to the related equity instruments at the grant date is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Business combinations – Note 31

The Group applies the acquisition method in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree. Transaction costs that the Group incurs in connection with a business combination are expensed as incurred.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date at fair value. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their acquisition-date fair values. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill – Note 15

Goodwill arising on a business combination is initially measured at cost being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairment. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

Intangible assets (other than goodwill) arising on business combinations – Note 15

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets (the Group does not currently have any indefinite-lived intangible assets other than goodwill) are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets – Note 16

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39. Where non-derivative financial assets meet the definition of "loans and receivables" under IAS 39 *Financial Instruments: Recognition and Measurement*, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases – Notes 4 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts – Note 17

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability (all of which are generally low given the nature of the Group's products) and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net invoiced value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Trade and other receivables – Note 18

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents – Note 22

Where investments are categorised as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition and are subject to insignificant risk of changes in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Liquid investments – Note 22

Liquid investments comprise short-term deposits and current asset investments of less than one year in duration. As the maturity of these investments is greater than three months, these investments are treated as financial assets and are categorised as either "held-for-trading" or "loans and receivables". Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices – Note 24

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts).

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income, net of the income tax effect, with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Consolidated Income Statement in the period.

Net investment hedges
Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.

Interest-bearing loans and borrowings – Note 23

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Share capital and dividends – Notes 12 and 29

Treasury Shares and own shares
Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company's Ordinary Shares.

Dividends
Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Consolidated Income Statement.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Consolidated Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average		**Year-end**	
euro 1 =	**2011**	2010	**2011**	2010
US Dollar	**1.3922**	1.3257	**1.2939**	1.3362
Pound Sterling	**0.8679**	0.8578	**0.8353**	0.8608
Polish Zloty	**4.1212**	3.9947	**4.4580**	3.9750
Ukrainian Hryvnya	**11.1202**	10.5478	**10.3752**	10.5676
Swiss Franc	**1.2326**	1.3803	**1.2156**	1.2504
Canadian Dollar	**1.3763**	1.3651	**1.3215**	1.3322
Argentine Peso	**5.7508**	5.1898	**5.5746**	5.2744
Turkish Lira	**2.3388**	1.9965	**2.4432**	2.0694
Indian Rupee	**64.9067**	60.5878	**68.7130**	59.7580
Chinese Renminbi	**8.9968**	8.9712	**8.1588**	8.8220

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six segments reflected in this note include the Group's organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 *Operating Segments*), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December							
	Materials		**Products**		**Distribution**		**Total Group**	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Revenue								
Europe	**2,985**	2,665	**2,648**	2,817	**4,340**	3,566	**9,973**	9,048
Americas	**4,395**	4,417	**2,378**	2,469	**1,335**	1,239	**8,108**	8,125
	7,380	7,082	**5,026**	5,286	**5,675**	4,805	**18,081**	17,173
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)								
Europe	**436**	423	**194**	198	**267**	214	**897**	835
Americas	**530**	566	**164**	154	**65**	60	**759**	780
	966	989	**358**	352	**332**	274	**1,656**	1,615
Depreciation and amortisation (including asset impairment charges)								
Europe	**172**	172	**128**	187	**77**	79	**377**	438
Americas	**266**	278	**122**	178	**20**	23	**408**	479
	438	450	**250**	365	**97**	102	**785**	917
Group operating profit (EBIT)								
Europe	**264**	251	**66**	11	**190**	135	**520**	397
Americas	**264**	288	**42**	(24)	**45**	37	**351**	301
	528	539	**108**	(13)	**235**	172	**871**	698
Profit on disposals (i)							**55**	55
Finance costs (net)							**(257)**	(247)
Group share of associates' profit after tax (ii)							**42**	28
Profit before tax							**711**	534

Asset impairment charges of €21 million (2010: €102 million) relate to Europe Products €15 million (2010: €54 million), Europe Distribution €2 million (2010: €8 million) and Americas Products €4 million (2010: €40 million).

	Materials 2011	Materials 2010	Products 2011	Products 2010	Distribution 2011	Distribution 2010	Total Group 2011	Total Group 2010
(i) Profit on disposals (note 5)								
Europe	**14**	4	**20**	13	**7**	21	**41**	38
Americas	**14**	17	**-**	-	**-**	-	**14**	17
	28	21	**20**	13	**7**	21	**55**	55
(ii) Group share of associates' profit after tax (note 10)								
Europe	**41**	35	**-**	1	**-**	(9)	**41**	27
Americas	**1**	1	**-**	-	**-**	-	**1**	1
	42	36	**-**	1	**-**	(9)	**42**	28

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

1. Segment Information continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	Continuing operations - year ended 31 December							
	Materials		Products		Distribution		Total Group	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Total assets								
Europe	**4,582**	4,403	**2,415**	2,735	**2,297**	2,233	**9,294**	9,371
Americas	**5,915**	5,495	**2,337**	2,279	**827**	658	**9,079**	8,432
	10,497	9,898	**4,752**	5,014	**3,124**	2,891	**18,373**	17,803
Reconciliation to total assets as reported in the Consolidated Balance Sheet:								
Investments accounted for using the equity method							**948**	1,037
Other financial assets							**239**	149
Derivative financial instruments (current and non-current)							**205**	208
Income tax assets (current and deferred)							**298**	497
Liquid investments							**29**	37
Cash and cash equivalents							**1,295**	1,730
Total assets as reported in the Consolidated Balance Sheet							**21,387**	21,461
Total liabilities								
Europe	**1,290**	1,043	**702**	811	**591**	530	**2,583**	2,384
Americas	**767**	706	**523**	437	**226**	183	**1,516**	1,326
	2,057	1,749	**1,225**	1,248	**817**	713	**4,099**	3,710
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:								
Interest-bearing loans and borrowings (current and non-current)							**4,982**	5,361
Derivative financial instruments (current and non-current)							**30**	87
Income tax liabilities (current and deferred)							**1,693**	1,892
Total liabilities as reported in the Consolidated Balance Sheet							**10,804**	11,050

C. Operating segments disclosures - other items

Additions to non-current assets								
Europe: Property, plant and equipment (note 14)	**189**	167	**77**	54	**51**	45	**317**	266
Financial assets (note 16)	**18**	53	**-**	2	**1**	8	**19**	63
Americas: Property, plant and equipment (note 14)	**192**	144	**54**	51	**13**	5	**259**	200
Financial assets (note 16)	**5**	4	**-**	-	**-**	-	**5**	4
	404	368	**131**	107	**65**	58	**600**	533

D. Entity-wide disclosures

Section 1: Information about products and services

The Group's revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,171 million (2010: €3,187 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group's revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 36 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December Revenue by destination		As at 31 December Non-current assets	
	2011	2010	**2011**	2010
	€m	€m	**€m**	€m
Country of domicile - Republic of Ireland	**308**	365	**530**	557
Benelux (mainly the Netherlands)	**2,593**	2,495	**1,351**	1,384
Americas (mainly the United States)	**8,125**	8,137	**6,930**	6,576
Other	**7,055**	6,176	**5,800**	5,866
Group totals	**18,081**	17,173	**14,611**	14,383

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group's share of the income and expenses of its joint ventures for the years ended 31 December 2011 and 2010, the assets and liabilities as at 31 December 2011 and 2010 and future purchase commitments for property, plant and equipment, which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement	**2011 €m**	2010 €m
Group share of:		
Revenue	**707**	1,061
Cost of sales	**(482)**	(744)
Gross profit	**225**	317
Operating costs	**(165)**	(249)
Operating profit	**60**	68
Profit on disposals	**2**	1
Profit before finance costs	**62**	69
Finance costs (net)	**(6)**	(7)
Profit before tax	**56**	62
Income tax expense	**(11)**	(21)
Group profit for the financial year	**45**	41
Depreciation	**53**	60
Impact on Consolidated Balance Sheet		
Group share of:		
Non-current assets	**1,302**	1,324
Current assets	**306**	332
Total assets	**1,608**	1,656
Total equity	**1,051**	1,116
Non-current liabilities	**371**	371
Current liabilities	**186**	169
Total liabilities	**557**	540
Total equity and liabilities	**1,608**	1,656
Analysis of net debt*		
Liquid investments and cash and cash equivalents	**77**	96
Derivative financial instruments	**(1)**	-
Interest-bearing loans and borrowings (amounts due to CRH)	**(71)**	(66)
Interest-bearing loans and borrowings (amounts due to others)	**(153)**	(123)
Analysis of net debt included above	**(148)**	(93)

* As defined in note 25.

Future purchase commitments for property, plant and equipment		
Contracted for but not provided in the financial statements	**9**	31
Authorised by the Directors but not contracted for	**110**	120

A listing of the principal joint ventures is contained on page 124. As noted in the 2010 Annual Report, the Group acquired an additional 50% of one of its principal joint ventures, Bauking (Europe Distribution), at the end of 2010.

In June 2004, CRH acquired a 49% shareholding with joint management control in Secil (Europe Materials, primarily Portugal) for an equity consideration of €329 million plus share of net debt at acquisition of €100 million. In August 2011, the Arbitral Tribunal in Paris (functioning under the Rules of Arbitration of the International Chamber of Commerce) concluded that the exercise of a call option for the purchase of CRH's 49% shareholding in Secil by Semapa (SGPS, S.A.) was valid. As a result of the ruling, both parties are now obligated to complete the sale and purchase of CRH's shareholding in Secil at an equity price of €574 million. In November 2011, Semapa initiated legal proceedings to appeal against this ruling and these legal proceedings are ongoing. Semapa also purported to terminate the shareholders' agreement between it and CRH by notice dated 18 October 2011. The purported termination is disputed by CRH and CRH has now referred this dispute to a further arbitration under the Rules of Arbitration of the International Chamber of Commerce.

In 2011 Secil (on the basis of CRH's 49% shareholding) achieved sales of €248 million and net debt at 31 December 2011 amounted to €70 million.

3. Cost Analysis

	2011 €m	2010 €m
Cost of sales analysis		
Raw materials and goods for resale	**8,230**	7,165
Employment costs (note 7)	**1,791**	1,869
Energy	**780**	694
Repairs and maintenance	**416**	410
Depreciation, amortisation and impairment (i)	**556**	601
Change in inventory (note 20)	**(69)**	(16)
Other production expenses (primarily sub-contractor costs and equipment rental)	**1,475**	1,640
Total	**13,179**	12,363
Operating costs analysis		
Selling and distribution costs	**2,804**	2,574
Administrative expenses	**1,175**	1,390
Other operating expenses	**82**	169
Other operating income	**(30)**	(21)
Total	**4,031**	4,112

(i) Depreciation, amortisation and impairment analysis

	Cost of sales		Operating costs		Total	
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m
Depreciation and depletion (note 14)	**556**	601	**170**	170	**726**	771
Impairment of property, plant and equipment (note 14)	**-**	-	**16**	15	**16**	15
Impairment of intangible assets (note 15)	**-**	-	**5**	87	**5**	87
Amortisation of intangible assets (note 15)	**-**	-	**38**	44	**38**	44
Total	**556**	601	**229**	316	**785**	917

4. Operating Profit Disclosures

	2011 €m	2010 €m
Operating lease rentals*		
- hire of plant and machinery	**98**	90
- land and buildings	**173**	161
- other operating leases	**49**	42
Total	**320**	293

Auditors' remuneration*

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group's independent auditors in respect of each of the following categories were:

	Audit of the Group accounts (i)		Other assurance services (ii)		Tax advisory services		Total	
	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m	2011 €m	2010 €m
E&Y Ireland (statutory auditor)	**1**	1	**1**	1	**-**	-	**2**	2
E&Y (network firms)	**12**	12	**1**	2	**1**	1	**14**	15
Total	**13**	13	**2**	3	**1**	1	**16**	17

(i) Audit of the Group accounts includes Sarbanes-Oxley attestation, parent and subsidiary statutory audit fees, but excludes €2 million (2010: €2 million) paid to auditors other than E&Y.

(ii) Other assurance services include attestation and due diligence services that are closely related to the performance of the audit.

* Figures include the Group's proportionate share of amounts in joint ventures.

5. Profit on Disposals

	Disposal of subsidiaries and joint ventures (i)		Disposal of associate investments (ii)		Disposal of other non-current assets		Total	
	2011 €m	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m
Assets/(liabilities) disposed of at net carrying amount:								
- property, plant and equipment (note 14)	**141**	49	**-**	-	**61**	84	**202**	133
- intangible assets (note 15)	**65**	7	**-**	-	**-**	1	**65**	8
- financial assets (note 16)	**-**	-	**128**	-	**13**	7	**141**	7
- cash and cash equivalents	**38**	-	**-**	-	**-**	-	**38**	-
- working capital and provisions (note 20)	**35**	17	**-**	-	**-**	-	**35**	17
- current tax	**1**	-	**-**	-	**-**	-	**1**	-
- interest-bearing loans and borrowings	**(50)**	-	**-**	-	**-**	-	**(50)**	-
- deferred tax (note 27)	**(9)**	(11)	**-**	-	**-**	-	**(9)**	(11)
- pension liabilities (note 28)	**-**	(5)	**-**	-	**-**	-	**-**	(5)
Net assets disposed	**221**	57	**128**	-	**74**	92	**423**	149
Re-classification of currency translation effects on disposal	**2**	-	**-**	-	**-**	-	**2**	-
Total	**223**	57	**128**	-	**74**	92	**425**	149
Proceeds from disposals (net of disposal costs)	**250**	51	**128**	-	**102**	137	**480**	188
Profit on step acquisition (note 31)	**-**	16	**-**	-	**-**	-	**-**	16
Profit on disposals	**27**	10	**-**	-	**28**	45	**55**	55
Net cash inflow arising on disposal								
Cash proceeds	**250**	51	**128**	-	**102**	137	**480**	188
Less: cash and cash equivalents disposed	**(38)**	-	**-**	-	**-**	-	**(38)**	-
Total	**212**	51	**128**	-	**102**	137	**442**	188

(i) This relates principally to the disposals in 2011 of the Insulation and Climate Control businesses in Europe Products.

(ii) This relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

6. Directors' Emoluments and Interests

Directors' emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors' Remuneration on pages 48 to 55 of this Annual Report.

7. Employment

The average number of employees (including the Group's proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2011	**Materials**	**Products**	**Distribution**	**Total Group**
Europe	**11,649**	**16,636**	**12,147**	**40,432**
Americas	**17,805**	**14,895**	**3,301**	**36,001**
Total	**29,454**	**31,531**	**15,448**	**76,433**
Year ended 31 December 2010				
Europe	11,891	17,787	10,639	40,317
Americas	17,751	15,103	3,247	36,101
Total	29,642	32,890	13,886	76,418

Employment costs charged in the Consolidated Income Statement (including the Group's proportionate share of joint ventures' costs) are analysed as follows:	**2011 €m**	2010 €m
Wages and salaries	**2,692**	2,722
Social welfare costs	**344**	337
Other employment-related costs	**378**	385
Share-based payment expense (note 8)	**21**	19
Total pension costs (note 28)	**158**	173
Total	**3,593**	3,636
Total charge analysed between:		
Cost of sales	**1,791**	1,869
Operating costs	**1,795**	1,762
Profit on disposals - applicable to defined benefit pension schemes (note 5)	**-**	(5)
Finance costs (net) - applicable to defined benefit pension schemes (note 9)	**7**	10
Total	**3,593**	3,636

8. Share-based Payment Expense

	2011 €m	2010 €m
Share option expense	**9**	9
Performance Share Plan expense	**12**	10
Total	**21**	19

Share-based payment expense is reflected in operating costs in the Consolidated Income Statement.

Share option schemes

In May 2010, shareholders approved the adoption of new share option and savings-related share option schemes, which replaced schemes approved by shareholders in May 2000. The general terms and conditions applicable to the new share option and savings-related share option schemes were set out in a circular issued to shareholders on 31 March 2010, a copy of which is available on www.crh.com. Due to the immateriality of the savings-related schemes' expense and the level of savings-related share options outstanding, detailed financial disclosures have not been provided in relation to these schemes.

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	**Number of options 2011**	Weighted average exercise price	Number of options 2010
Outstanding at beginning of year	**€19.38**	**23,515,521**	€19.21	24,626,022
Granted (a)	**€16.38**	**3,558,500**	€18.39	3,343,700
Exercised (b)	**€13.36**	**(229,898)**	€15.36	(2,624,284)
Lapsed	**€18.30**	**(3,252,367)**	€21.14	(1,829,917)
Outstanding at end of year	**€19.13**	**23,591,756**	€19.38	23,515,521
Exercisable at end of year	**€16.03**	**6,497,695**	€16.10	8,698,585

(a) Granted in April 2011 (2010: May), the level of vesting of these options will be determined by reference to certain performance targets (see page 49). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b) The weighted average share price at the date of exercise of these options was €15.11 (2010: €18.50).

	2011	2010
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	**5.53**	5.24
Euro-denominated options outstanding at the end of the year (number)	**23,473,569**	23,388,616
Range of exercise prices (€)	**11.86-29.86**	11.86-29.86
Sterling-denominated options outstanding at the end of the year (number)	**118,187**	126,905
Range of exercise prices (Stg£)	**8.17-20.23**	8.17-20.23

The CRH share price at 31 December 2011 was €15.36 (2010: €15.50). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

	2011	2010
Number of options with prices lower than year-end price:		
Exercisable	**2,780,082**	3,091,771
Not exercisable	**1,613,397**	1,780,303
	4,393,479	4,872,074
Number of options with exercise prices higher than year-end price:		
Exercisable	**3,717,613**	5,606,814
Not exercisable	**15,480,664**	13,036,633
	19,198,277	18,643,447
Total options outstanding	**23,591,756**	23,515,521

8. Share-based Payment Expense continued

Fair values

The weighted average fair value assigned to the 3-year euro-denominated options granted in 2011 under the 2010 share option scheme was €4.03 (2010: €4.06). The fair values of these options were determined using the following assumptions:

	2011	2010
Weighted average exercise price	**€16.38**	€18.39
Risk-free interest rate	**2.68%**	1.57%
Expected dividend payments over the expected life	**€3.25**	€3.20
Expected volatility	**32.9%**	30.8%
Expected life in years	**5**	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of either 2011 or 2010.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €12 million (2010: €10 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares				
	Share price at date of award*	**Period to earliest release date**	**Initial award**	**Rights Issue adjustment**	**Cumulative lapses/releases to date****	**Net outstanding**	**Fair value**
Granted in 2008	€23.45	3 years	741,000	76,331	(817,331)	-	€10.27
Granted in 2009	€17.00	3 years	1,658,000	-	(248,000)	1,410,000	€8.29
Granted in 2010	€18.51	3 years	1,459,750	-	(160,500)	1,299,250	€10.01
Granted in 2011	€16.52	3 years	1,684,250	-	(58,500)	1,625,750	€9.72

* Share prices in respect of awards prior to the Rights Issue which took place in March 2009 have not been rights adjusted.

** In March 2011, 313,556 (46.2% of the initial award net of lapses and adjusted for the Rights Issue) of the shares awarded under the Performance Share Plan in 2008 vested and accordingly were released to the participants of the scheme.

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2011	2010
Risk-free interest rate (%)	**2.08**	1.32
Expected volatility (%)	**38.6**	33.5

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

9. Finance Costs and Finance Income

	2011 €m	2010 €m
Finance costs		
Interest payable on borrowings	**335**	379
Net income on interest rate and currency swaps	**(65)**	(105)
Mark-to-market of derivatives and related fixed rate debt:		
- interest rate swaps (i)	**12**	7
- currency swaps and forward contracts	**(2)**	(7)
- fixed rate debt (i)	**(15)**	(19)
Net gain on interest rate swaps not designated as hedges	**(3)**	-
Net finance cost on gross debt including related derivatives	**262**	255
Finance income		
Interest receivable on loans to joint ventures and associates	**(3)**	(3)
Interest receivable on liquid investments and cash and cash equivalents	**(30)**	(34)
Finance income	**(33)**	(37)
Finance costs less income	**229**	218
Other financial expense		
Unwinding of discount element of provisions for liabilities (note 26)	**15**	15
Unwinding of discount applicable to deferred and contingent acquisition consideration	**6**	4
Pension-related finance cost (net) (note 28)	**7**	10
Total	**28**	29

(i) The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

10. Group Share of Associates' Profit after Tax

The Group's share of associates' profit after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement. The Group's share of profit after tax generated by associates is analysed as follows between the principal Consolidated Income Statement captions:

	2011 €m	2010 €m
Group share of:		
Revenue	**1,095**	1,070
Profit before finance costs and impairments	**92**	79
Impairments	**(11)**	(22)
Finance costs (net)	**(19)**	(9)
Profit before tax	**62**	48
Income tax expense	**(20)**	(20)
Profit after tax	**42**	28

An analysis of the profit after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group's investment in associates is presented in note 16.

11. Income Tax Expense

Recognised within the Consolidated Income Statement	2011 €m	2010 €m
(a) Current tax		
Republic of Ireland	-	5
Overseas	194	63
Total current tax	194	68
(b) Deferred tax		
Origination and reversal of temporary differences:		
Defined benefit pension obligations	27	7
Share-based payment expense	-	4
Derivative financial instruments	5	18
Other items (primarily in relation to losses carried forward in 2011)	(112)	(2)
Total deferred tax	(80)	27
Income tax expense reported in the Consolidated Income Statement	114	95
Recognised within equity		
(a) Within the Consolidated Statement of Comprehensive Income:		
Deferred tax - defined benefit pension obligations	56	7
Deferred tax - cash flow hedges	2	(3)
	58	4
(b) Within the Consolidated Statement of Changes in Equity:		
Current tax - share option exercises	-	1
Deferred tax - share-based payment expense	-	(3)
	-	(2)
Income tax recognised directly within equity	58	2

Reconciliation of applicable tax rate to effective tax rate

	2011	2010
Profit before tax (€m)	711	534
Tax charge expressed as a percentage of profit before tax (effective tax rate):		
- current tax expense only	27.3%	12.7%
- total income tax expense (current and deferred)	16.0%	17.8%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax	
Irish corporation tax rate	12.5	12.5
Higher tax rates on overseas earnings	4.6	2.7
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	(1.1)	2.6
Total effective tax rate	16.0	17.8

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

Given that participation exemptions and tax credits would be available in the context of the Group's investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial (with materiality defined in the context of the year-end 2011 financial statements).

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% 'A' Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2011 €m	2010 €m
Dividends to shareholders		
Preference		
5% Cumulative Preference Shares €3,175 (2010: €3,175)	-	-
7% 'A' Cumulative Preference Shares €77,521 (2010: €77,521)	-	-
Equity		
Final - 44.00c per Ordinary Share in May 2011 (44.00c paid in May 2010)	312	307
Interim - paid 18.50c per Ordinary Share (2010: 18.50c)	133	131
Total	445	438
Dividends proposed (memorandum disclosure)		
Equity		
Final 2011 - proposed 44.00c per Ordinary Share (2010: 44.00c)	316	312
Reconciliation to Consolidated Statement of Cash Flows		
Dividends to shareholders	445	438
Less: issue of scrip shares in lieu of cash dividends	(135)	(140)
Dividends paid to equity holders of the Company	310	298
Dividends paid by subsidiaries to non-controlling interests	9	6
Total dividends paid	319	304

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2011 €m	2010 €m
Numerator computations - basic and diluted earnings per Ordinary Share		
Group profit for the financial year	597	439
Profit attributable to non-controlling interests	(7)	(7)
Profit attributable to equity holders of the Company	590	432
Preference dividends	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	590	432
Amortisation of intangible assets (including impairments)	43	131
Impairment of financial assets	11	22
Depreciation charge (including impairments)	742	786
Numerator for "cash" earnings per Ordinary Share (i)	1,386	1,371
Denominator computations		
Denominator for basic earnings per Ordinary Share		
Weighted average number of Ordinary Shares (millions) outstanding for the year (ii)	714.4	704.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (ii) and (iii)	0.3	1.0
Denominator for diluted earnings per Ordinary Share	714.7	705.6
Basic earnings per Ordinary Share	82.6c	61.3c
Diluted earnings per Ordinary Share	82.6c	61.2c
"Cash" earnings per Ordinary Share (i)	194.0c	194.6c

(i) "Cash" earnings per Ordinary Share, which is computed through adding amortisation of intangible assets, depreciation and asset impairments to profit attributable to ordinary equity holders of the Company, is presented here for information as management believes it is a useful indicator of the Group's ability to generate cash from operations. "Cash" earnings per Ordinary Share is not a recognised measure under generally accepted accounting principles. "Cash" earnings per Ordinary Share on a diluted earnings basis amounted to 193.9c (2010: 194.3c).

(ii) Basic and diluted earnings per Ordinary Share: The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(iii) The issue of certain Ordinary Shares in respect of employee share options and Performance Share Plan awards is contingent upon the satisfaction of specified performance conditions in addition to the passage of time. In accordance with IAS 33 *Earnings per Share*, these contingently issuable Ordinary Shares (totalling 21,429,061 at 31 December 2011, and 18,485,196 at 31 December 2010) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 31 December 2011					
Cost/deemed cost	**6,372**	**7,899**	**874**	**616**	**15,761**
Accumulated depreciation (and impairment charges)	**(1,587)**	**(4,637)**	**(601)**	**-**	**(6,825)**
Net carrying amount	**4,785**	**3,262**	**273**	**616**	**8,936**
At 1 January 2011, net carrying amount	**4,775**	**3,323**	**268**	**526**	**8,892**
Translation adjustment	**45**	**20**	**8**	**-**	**73**
Reclassifications	**51**	**47**	**39**	**(137)**	**-**
Additions at cost (ii)	**64**	**252**	**32**	**228**	**576**
Arising on acquisition (note 31)	**140**	**185**	**14**	**-**	**339**
Disposals at net carrying amount	**(129)**	**(62)**	**(10)**	**(1)**	**(202)**
Depreciation charge for year	**(153)**	**(495)**	**(78)**	**-**	**(726)**
Impairment charge for year (iii)	**(8)**	**(8)**	**-**	**-**	**(16)**
At 31 December 2011, net carrying amount	**4,785**	**3,262**	**273**	**616**	**8,936**

The equivalent disclosure for the prior year is as follows:

	Land and buildings (i) €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 31 December 2010					
Cost/deemed cost	6,170	7,618	828	526	15,142
Accumulated depreciation (and impairment charges)	(1,395)	(4,295)	(560)	-	(6,250)
Net carrying amount	4,775	3,323	268	526	8,892
At 1 January 2010, net carrying amount	4,465	3,355	299	416	8,535
Translation adjustment	262	183	20	24	489
Reclassifications	36	93	(2)	(127)	-
Additions at cost (ii)	50	193	17	206	466
Arising on acquisition (note 31)	171	109	33	8	321
Disposals at net carrying amount	(51)	(66)	(15)	(1)	(133)
Depreciation charge for year	(151)	(536)	(84)	-	(771)
Impairment charge for year (iii)	(7)	(8)	-	-	(15)
At 31 December 2010, net carrying amount	4,775	3,323	268	526	8,892
At 1 January 2010					
Cost/deemed cost	5,710	7,113	803	416	14,042
Accumulated depreciation	(1,245)	(3,758)	(504)	-	(5,507)
Net carrying amount	4,465	3,355	299	416	8,535

(i) The carrying value of mineral-bearing land included in the land and buildings category above amounted to €2,087 million at the balance sheet date (2010: €1,974 million).

(ii) Borrowing costs capitalised during the financial year amounted to €8 million (2010: €9 million). The average capitalisation rate employed to determine the amount of borrowing costs eligible for capitalisation was 5.5% (2010: 5.5%).

(iii) The impairment charge for 2011 of €16 million (2010: €15 million) represents charges across a number of business units in the Group, none of which is individually material.

Assets held under finance leases
The net carrying amount and the depreciation charge during the period in respect of assets held under finance leases were not material to the Group.

Future purchase commitments for property, plant and equipment

	2011 €m	2010 €m
Contracted for but not provided in the financial statements	**198**	305
Authorised by the Directors but not contracted for	**183**	143

15. Intangible Assets

	Goodwill	Other intangible assets			Total
		Marketing-related	Customer-related (i)	Contract-based	
	€m	€m	€m	€m	€m
At 31 December 2011					
Cost/deemed cost	**4,358**	**44**	**361**	**24**	**4,787**
Accumulated amortisation (and impairment charges)	**(57)**	**(30)**	**(200)**	**(12)**	**(299)**
Net carrying amount	**4,301**	**14**	**161**	**12**	**4,488**
At 1 January 2011, net carrying amount	**4,113**	**17**	**161**	**14**	**4,305**
Translation adjustment	**50**	**-**	**5**	**-**	**55**
Arising on acquisition (note 31)	**207**	**1**	**27**	**1**	**236**
Disposals	**(65)**	**-**	**-**	**-**	**(65)**
Amortisation charge for year	**-**	**(4)**	**(32)**	**(2)**	**(38)**
Impairment charge for year	**(4)**	**-**	**-**	**(1)**	**(5)**
At 31 December 2011, net carrying amount	**4,301**	**14**	**161**	**12**	**4,488**
The equivalent disclosure for the prior year is as follows:					
At 31 December 2010					
Cost/deemed cost	4,223	42	327	23	4,615
Accumulated amortisation (and impairment charges)	(110)	(25)	(166)	(9)	(310)
Net carrying amount	4,113	17	161	14	4,305
At 1 January 2010, net carrying amount	3,919	15	146	15	4,095
Translation adjustment	206	1	14	1	222
Arising on acquisition (note 31)	82	5	40	-	127
Disposals	(7)	-	(1)	-	(8)
Amortisation charge for year	-	(4)	(38)	(2)	(44)
Impairment charge for year	(87)	-	-	-	(87)
At 31 December 2010, net carrying amount	4,113	17	161	14	4,305
At 1 January 2010					
Cost/deemed cost	3,976	35	274	22	4,307
Accumulated amortisation (and impairment charges)	(57)	(20)	(128)	(7)	(212)
Net carrying amount	3,919	15	146	15	4,095

(i) The customer-related intangible assets relate predominantly to non-contractual customer relationships.

Goodwill

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 *Operating Segments*. A total of 27 (2010: 30) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The reduction in the number of CGUs in 2011 relates to a number of organisational changes in our US businesses. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Cash-generating units		Goodwill (€m)	
	2011	2010	**2011**	2010
Europe Materials	**11**	11	**858**	782
Europe Products	**3**	3	**615**	676
Europe Distribution	**1**	1	**641**	622
Americas Materials	**8**	9	**1,234**	1,136
Americas Products	**3**	5	**627**	610
Americas Distribution	**1**	1	**326**	287
Total cash-generating units	**27**	30	**4,301**	4,113

15. Intangible Assets continued

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 27 CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group's acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.0% to 11.8% (2010: 7.4% to 12.4%); these rates are in line with the Group's estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group's strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Significant goodwill amounts

The goodwill allocated to the Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €4,301 million. The goodwill allocated to the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the 2 CGUs with significant goodwill are as follows:

	Oldcastle Building Products	Europe Distribution	
	2011**	**2011**	2010
Carrying amount of goodwill allocated to the cash-generating unit at balance sheet date	**€465m**	**€641m**	€622m
Discount rate applied to the cash flow projections (real pre-tax)	**11.5%**	**9.7%**	10.1%
Average EBITDA (as defined)* margin over the initial 5-year period	**10.7%**	**7.3%**	6.6%
Value-in-use (present value of future cash flows)	**€1,669m**	**€2,306m**	€1,781m
Excess of value-in-use over carrying amount	**€150m**	**€646m**	€280m

The key assumptions and methodology used in respect of these two CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Europe Distribution is not one of the CGUs referred to in the "Sensitivity analysis" section. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Distribution CGU are considered to be warranted. Sensitivity analysis for Oldcastle Building Products is presented below.

Sensitivity analysis

Sensitivity analysis has been performed in respect of 6 of the 27 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those outlined above. These 6 CGUs had aggregate goodwill of €1,243 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 6 CGUs selected for sensitivity analysis testing:

	Oldcastle Building Products	Remaining 5 CGUs
Reduction in EBITDA (as defined)* margin	0.8 percentage points	0.9 to 1.7 percentage points
Reduction in profit before tax	10.7%	6.9% to 17.6%
Reduction in net cash flow	14.7%	6.3% to 15.7%
Increase in pre-tax discount rate	1.5 percentage points	1.0 to 2.6 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 6 CGUs over the initial 5-year period was 11%. The aggregate value-in-use (being the present value of the future net cash flows) was €4,229 million and the aggregate carrying amount was €3,781 million, resulting in an aggregate excess of value-in-use over carrying amount of €448 million.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** Comparative information for Oldcastle Building Products is unavailable due to the 2011 organisational changes referred to above.

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)				
	Share of net assets €m	**Goodwill €m**	**Loans €m**	**Total €m**	**Other (i) €m**
At 1 January 2011	**732**	**294**	**11**	**1,037**	**149**
Translation adjustment	**20**	**10**	**-**	**30**	**4**
Investments and advances	**8**	**-**	**1**	**9**	**15**
Disposals and repayments	**(59)**	**(69)**	**(3)**	**(131)**	**(10)**
Reclassifications	**(19)**	**-**	**-**	**(19)**	**81**
Retained profit	**33**	**(11)**	**-**	**22**	**-**
At 31 December 2011	**715**	**224**	**9**	**948**	**239**

The equivalent disclosure for the prior year is as follows:

	Share of net assets €m	Goodwill €m	Loans €m	Total €m	Other (i) €m
At 1 January 2010	670	289	3	962	128
Translation adjustment	33	11	1	45	8
Arising on acquisition (note 31)	4	-	-	4	2
Investments and advances	26	16	7	49	18
Disposals and repayments	-	-	-	-	(7)
Retained loss	(1)	(22)	-	(23)	-
At 31 December 2010	732	294	11	1,037	149

The total investment in associates is analysed as follows:

	2011 €m	2010 €m
Non-current assets	**1,245**	1,321
Current assets	**632**	718
Non-current liabilities	**(402)**	(458)
Current liabilities	**(527)**	(544)
Net assets	**948**	1,037

A listing of the principal associates is contained on page 125.

The Group holds a 21.13% stake (2010: 21.13%) in Samse S.A., a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment was €41 million (2010: €45 million) as at the balance sheet date.

The Group completed its annual impairment assessment of its investments in associates; no impairments were recorded as a result of this review.

(i) Other financial assets primarily comprise loans extended by the Group to joint ventures, trade investments carried at historical cost and other non-current assets. The balance in respect of loans to joint ventures as at 31 December 2011 was €141 million (2010: €132 million).

17. Inventories

	2011 €m	2010 €m
Raw materials	**648**	622
Work-in-progress (i)	**88**	102
Finished goods	**1,550**	1,463
Total inventories at the lower of cost and net realisable value	**2,286**	2,187

(i) Work-in-progress includes €8 million (2010: €2 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group's cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €14 million (2010: €23 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2011 €m	2010 €m
Trade receivables	**1,879**	1,700
Amounts receivable in respect of construction contracts (i)	**417**	342
Total trade receivables, gross	**2,296**	2,042
Provision for impairment	**(153)**	(151)
Total trade receivables, net	**2,143**	1,891
Other receivables (ii)	**357**	409
Amounts receivable from associates	**2**	1
Prepayments and accrued income	**161**	118
Total	**2,663**	2,419

The carrying amounts of trade and other receivables approximate their fair value largely due to the short-term maturities of these instruments.

(i) Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €121 million (2010: €90 million).

(ii) Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €70 million (2010: €84 million).

Provision for impairment
The movements in the provision for impairment of receivables during the financial year were as follows:

	2011	2010
At 1 January	**151**	158
Translation adjustment	**1**	7
Provided during year	**56**	50
Written-off during year	**(50)**	(56)
Recovered during year	**(5)**	(8)
At 31 December	**153**	151

Information in relation to the Group's credit risk management is provided in note 21 to the financial statements.

Aged analysis
The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2011	2010
Neither past due nor impaired	**1,731**	1,522
Past due but not impaired:		
- less than 60 days	**232**	193
- 60 days or greater but less than 120 days	**107**	100
- 120 days or greater	**49**	25
Past due and impaired (partial or full provision)	**177**	202
Total	**2,296**	2,042

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2011 €m	2010 €m
Current		
Trade payables	**1,579**	1,376
Construction contract-related payables (i)	**120**	163
Deferred and contingent acquisition consideration	**28**	26
Other payables	**404**	403
Accruals and deferred income	**683**	672
Amounts payable to associates	**44**	46
Total	**2,858**	2,686
Non-current		
Other payables	**81**	70
Deferred and contingent acquisition consideration (stated at net present cost) due as follows:		
- between one and two years	**33**	18
- between two and five years	**61**	46
- after five years	**29**	29
Total	**204**	163

(i) Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities of these instruments.

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2011	**2,187**	**2,419**	**(2,849)**	**(387)**	**1,370**
Translation adjustment	**32**	**38**	**(38)**	**(7)**	**25**
Arising on acquisition (note 31)	**53**	**62**	**(49)**	**(15)**	**51**
Disposals	**(55)**	**(90)**	**102**	**8**	**(35)**
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	**-**	**-**	**(42)**	**-**	**(42)**
- paid during year	**-**	**-**	**21**	**-**	**21**
Interest accruals and discount unwinding	**-**	**1**	**(11)**	**(15)**	**(25)**
Reclassifications	**-**	**(62)**	**-**	**-**	**(62)**
Increase/(decrease) in working capital and provisions for liabilities	**69**	**295**	**(196)**	**43**	**211**
At 31 December 2011	**2,286**	**2,663**	**(3,062)**	**(373)**	**1,514**

The equivalent disclosure for the prior year is as follows:

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2010	2,008	2,454	(2,638)	(360)	1,464
Translation adjustment	101	138	(137)	(20)	82
Arising on acquisition (note 31)	92	80	(64)	(7)	101
Disposals	(30)	(17)	29	1	(17)
Movement in finance-related receivables	-	(115)	-	-	(115)
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	-	-	(23)	-	(23)
- paid during year	-	-	27	-	27
Interest accruals and discount unwinding	-	2	6	(15)	(7)
Increase/(decrease) in working capital and provisions for liabilities	16	(123)	(49)	14	(142)
At 31 December 2010	2,187	2,419	(2,849)	(387)	1,370

21. Capital and Financial Risk Management

Capital management

Overall summary

The primary objectives of CRH's capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policy or processes for managing capital during either 2011 or 2010.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group's capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2011 amounted to 1.3 times (2010: 1.0 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company's equity holders, may be summarised as follows:

	2011 €m	2010 €m
Capital and reserves attributable to the Company's equity holders	**10,509**	10,328
Net debt (note 25)	**3,483**	3,473
Capital and net debt	**13,992**	13,801

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group's operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group's corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Finance reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group's liquidity risks. The Group's net debt position forms part of the monthly documentation presented to the Board of Directors.

The main risks attaching to the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk arising from financial instruments is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Interest rate risk

The Group's exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed by the Group's corporate treasury function using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed "not designated as hedges" in the analysis of derivative financial instruments presented in note 24. The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%
Impact on profit before tax	**2011**	**-/+ €8m**	**-/+ €4m**
	2010	-/+ €6m	-/+ €3m
Impact on total equity	**2011**	**+/- €2m**	**+/- €1m**
	2010	-/+ €5m	-/+ €3m

21. Capital and Financial Risk Management continued

Foreign currency risk

Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise.

Given the Group's presence in 36 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group's net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group's net debt and net worth is presented in note 25. The Group's established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group's activities in the United States. The impact on profit before tax is based on changing the €/US$ exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%
Impact on profit before tax	**2011**	**-/+ €8m**	**-/+ €4m**
	2010	-/+ €7m	-/+ €4m
Impact on total equity*	**2011**	**-/+ €203m**	**-/+ €104m**
	2010	-/+ €195m	-/+ €100m
* Includes the impact on financial instruments which is as follows:	**2011**	**+/- €105m**	**+/- €54m**
	2010	+/- €92m	+/- €47m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 22). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody's/Standard & Poor's ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument.

Credit risk arising in the context of the Group's operations is not significant with the total bad debt provision at the balance sheet date amounting to 6.7% of gross trade receivables (2010: 7.4%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group's activities and geographies with balances classified as neither past due nor impaired representing 75% of the total trade receivables balance at the balance sheet date (2010: 75%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group's operations where deemed to be of benefit by operational management.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. The Group's corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group's debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 23; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group's outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 23.

Commodity price risk

The Group's exposure to commodity price risk is minimal with the fair value of derivatives used to hedge future energy costs being €3 million unfavourable as at the balance sheet date (2010: €4 million favourable).

21. Capital and Financial Risk Management continued

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group's trade and other payables, gross debt and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2011							
Financial liabilities - cash outflows							
Trade and other payables	**2,858**	**117**	**23**	**24**	**25**	**38**	**3,085**
Finance leases	**3**	**3**	**3**	**2**	**1**	**13**	**25**
Interest-bearing loans and borrowings	**511**	**564**	**920**	**355**	**1,290**	**1,070**	**4,710**
Interest payments on finance leases	**1**	**1**	**1**	**1**	**1**	**5**	**10**
Interest payments on interest-bearing loans and borrowings	**286**	**268**	**208**	**158**	**120**	**327**	**1,367**
Interest rate swaps - net cash outflows	**1**	**-**	**-**	**-**	**-**	**1**	**2**
Cross-currency swaps - gross cash outflows	**1,207**	**428**	**24**	**327**	**-**	**-**	**1,986**
Other derivative financial instruments	**2**	**1**	**1**	**-**	**-**	**2**	**6**
Gross projected cash outflows	**4,869**	**1,382**	**1,180**	**867**	**1,437**	**1,456**	**11,191**
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	**(70)**	**(53)**	**(32)**	**(24)**	**(18)**	**(15)**	**(212)**
Cross-currency swaps - gross cash inflows	**(1,197)**	**(471)**	**(24)**	**(307)**	**-**	**-**	**(1,999)**
Other derivative financial instruments	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Gross projected cash inflows	**(1,268)**	**(524)**	**(56)**	**(331)**	**(18)**	**(15)**	**(2,212)**

The equivalent disclosure for the prior year is as follows:

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2010							
Financial liabilities - cash outflows							
Trade and other payables	2,686	89	17	18	19	38	2,867
Finance leases	2	2	1	2	1	4	12
Interest-bearing loans and borrowings	655	368	575	908	336	2,251	5,093
Interest payments on finance leases	1	1	-	-	-	2	4
Interest payments on interest-bearing loans and borrowings	311	274	258	199	151	431	1,624
Interest rate swaps - net cash outflows	1	-	1	-	-	1	3
Cross-currency swaps - gross cash outflows	1,312	42	427	24	327	-	2,132
Gross projected cash outflows	4,968	776	1,279	1,151	834	2,727	11,735
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	(113)	(69)	(53)	(31)	(22)	(30)	(318)
Cross-currency swaps - gross cash inflows	(1,244)	(27)	(455)	(24)	(298)	-	(2,048)
Other derivative financial instruments	(3)	(1)	(1)	-	-	-	(5)
Gross projected cash inflows	(1,360)	(97)	(509)	(55)	(320)	(30)	(2,371)

22. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. The credit risk attaching to these items is documented in note 21.

	2011 €m	2010 €m
Liquid investments held-for-trading (fair value through profit or loss)	**28**	32
Loans and receivables	**1**	5
Total	**29**	37

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Cash and cash equivalents, are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value, and are analysed as follows:

	2011 €m	2010 €m
Cash at bank and in hand	**429**	658
Investments (short-term deposits)	**866**	1,072
Total	**1,295**	1,730

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

23. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding

	2011		2010	
	Including share of joint ventures	Excluding share of joint ventures	Including share of joint ventures	Excluding share of joint ventures
	€m	€m	€m	€m
Bank overdrafts	**64**	49	42	33
Bank loans	**155**	40	254	157
Leases	**25**	23	12	11
Bonds and private placements	**4,620**	4,614	4,971	4,965
Other	**118**	32	82	6
Interest-bearing loans and borrowings*	**4,982**	4,758	5,361	5,172

* Including loans of €9 million (2010: €16 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures	
	Loans and borrowings	**Undrawn committed facilities****	Loans and borrowings	Undrawn committed facilities**
	€m	**€m**	€m	€m
At 31 December 2011				
Within one year	**519**	**135**	459	132
Between one and two years	**604**	**237**	580	184
Between two and three years	**957**	**1**	941	1
Between three and four years	**356**	**37**	341	-
Between four and five years	**1,357**	**1,500**	1,345	1,500
After five years	**1,189**	**28**	1,092	1
Total	**4,982**	**1,938**	4,758	1,818
The equivalent disclosure for the prior year is as follows:				
At 31 December 2010				
Within one year	666	366	621	357
Between one and two years	393	781	382	781
Between two and three years	626	157	590	119
Between three and four years	945	2	939	-
Between four and five years	337	38	331	-
After five years	2,394	36	2,309	2
Total	5,361	1,380	5,172	1,259

** The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2011.

In January 2012, CRH Finance BV (a wholly-owned subsidiary) completed an issue of €500 million 7-year corporate bonds at a coupon rate of 5%, which are unconditionally guaranteed by CRH plc.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4.7 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2010: €5.2 billion), €427 million in respect of letters of credit (2010: €435 million) and €9 million in respect of other obligations (2010: €8 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2011 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1) *Minimum interest cover* (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2011 the ratio was 7.4 times (2010: 7.3 times);

(2) *Minimum net worth* defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5 billion (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2011 minimum net worth (as defined) was €12.1 billion (2010: €12.1 billion).

24. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges	**Cash flow hedges**	**Net investment hedges**	**Not designated as hedges**	**Total**	Total excluding share of joint ventures
	€m	**€m**	**€m**	**€m**	**€m**	€m
At 31 December 2011						
Derivative assets						
Within one year - current assets	**6**	**1**	**12**	**5**	**24**	23
Between one and two years	**62**	**-**	**-**	**-**	**62**	62
Between two and three years	**32**	**-**	**-**	**-**	**32**	32
Between three and four years	**-**	**-**	**-**	**-**	**-**	-
Between four and five years	**46**	**-**	**-**	**-**	**46**	46
After five years	**41**	**-**	**-**	**-**	**41**	41
Non-current assets	**181**	**-**	**-**	**-**	**181**	181
Total derivative assets	**187**	**1**	**12**	**5**	**205**	204
Derivative liabilities						
Within one year - current liabilities	**-**	**(2)**	**(8)**	**-**	**(10)**	(10)
Between one and two years	**-**	**(1)**	**-**	**-**	**(1)**	(1)
Between two and three years	**-**	**-**	**-**	**-**	**-**	-
Between three and four years	**-**	**(17)**	**-**	**-**	**(17)**	(17)
Between four and five years	**-**	**-**	**-**	**-**	**-**	-
After five years	**-**	**(2)**	**-**	**-**	**(2)**	-
Non-current liabilities	**-**	**(20)**	**-**	**-**	**(20)**	(18)
Total derivative liabilities	**-**	**(22)**	**(8)**	**-**	**(30)**	(28)
Net asset arising on derivative financial instruments	**187**	**(21)**	**4**	**5**	**175**	176

The equivalent disclosure for the prior year is as follows:

At 31 December 2010	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
Derivative assets						
Within one year - current assets	10	3	1	-	14	13
Between one and two years	22	1	-	29	52	52
Between two and three years	49	1	-	-	50	50
Between three and four years	34	-	-	-	34	34
Between four and five years	-	-	-	-	-	-
After five years	58	-	-	-	58	58
Non-current assets	163	2	-	29	194	194
Total derivative assets	173	5	1	29	208	207
Derivative liabilities						
Within one year - current liabilities	-	-	(53)	(1)	(54)	(54)
Between one and two years	-	-	-	-	-	-
Between two and three years	-	-	-	-	-	-
Between three and four years	-	-	-	-	-	-
Between four and five years	-	(28)	-	-	(28)	(28)
After five years	(4)	-	-	(1)	(5)	(4)
Non-current liabilities	(4)	(28)	-	(1)	(33)	(32)
Total derivative liabilities	(4)	(28)	(53)	(2)	(87)	(86)
Net asset arising on derivative financial instruments	169	(23)	(52)	27	121	121

24. Derivative Financial Instruments continued

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2011 €m	2010 €m
Cash flow hedges - ineffectiveness	**2**	8
Fair value of hedge instruments	**12**	(3)
Fair value of the hedged items	**(17)**	6
Net investment hedges - ineffectiveness	**-**	1

	2011 €m	2010 €m
Components of other comprehensive income - cash flow hedges		
(Losses)/gains arising during the year:		
Commodity forward contracts	**(4)**	7
Interest rate swaps	**(1)**	-
Reclassification adjustments for (gains)/losses included in:		
- the Consolidated Income Statement	**(2)**	3
Total	**(7)**	10

25. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 21 for details of the capital and risk management policy employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2011			As at 31 December 2010		
	Fair value* (i) *including share of joint ventures	**Book value including share of joint ventures**	Book value excluding share of joint ventures	*Fair value* (i) *including share of joint ventures*	Book value including share of joint ventures	Book value excluding share of joint ventures
	€m	**€m**	€m	*€m*	€m	€m
Cash and cash equivalents (note 22)	***1,295***	**1,295**	1,246	*1,730*	1,730	1,670
Liquid investments (note 22)	***29***	**29**	1	*37*	37	1
Interest-bearing loans and borrowings (note 23)	***(5,051)***	**(4,982)**	(4,758)	*(5,464)*	(5,361)	(5,172)
Derivative financial instruments (net) (note 24)	***175***	**175**	176	*121*	121	121
Group net debt	***(3,552)***	**(3,483)**	(3,335)	*(3,576)*	(3,473)	(3,380)

(i) The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2011			As at 31 December 2010		
	€m	**Interest rate**	**Weighted average fixed period (Years)**	€m	Interest rate	Weighted average fixed period (Years)
Interest-bearing loans and borrowings nominal - fixed rate (ii)	**(4,446)**			(4,777)		
Derivative financial instruments - fixed rate	**2,010**			2,185		
Net fixed rate debt including derivatives	**(2,436)**	**6.3%**	**6.3**	(2,592)	6.3%	6.7
Interest-bearing loans and borrowings nominal - floating rate (iii)	**(289)**			(328)		
Adjustment of debt from nominal to book value (ii)	**(247)**			(256)		
Derivative financial instruments - currency floating rate	**(1,835)**			(2,064)		
Gross debt including derivative financial instruments	**(4,807)**	**4.7%**		(5,240)	4.5%	
Cash and cash equivalents - floating rate	**1,295**			1,730		
Liquid investments - floating rate	**29**			37		
Net debt including derivative financial instruments	**(3,483)**			(3,473)		

(ii) Of the Group's nominal fixed rate debt at 31 December 2011, €2,309 million (2010: €2,505 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of nominal fixed rate debt of €2,137 million (2010: €2,272 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39.

(iii) Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

25. Analysis of Net Debt continued

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2011			As at 31 December 2010		
	Level 1 €m	**Level 2 €m**	**Total €m**	Level 1 €m	Level 2 €m	Total €m
Assets measured at fair value						
Fair value hedges - cross currency and interest rate swaps	**-**	**187**	**187**	-	173	173
Cash flow hedges	**-**	**1**	**1**	-	5	5
Net investment hedges - cross currency swaps	**-**	**12**	**12**	-	1	1
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**5**	**5**	-	29	29
Held-for-trading (fair value through profit or loss)	**28**	**-**	**28**	32	-	32
Total	**28**	**205**	**233**	32	208	240
Liabilities measured at fair value						
Fair value hedges - cross currency and interest rate swaps	**-**	**-**	**-**	-	(4)	(4)
Cash flow hedges - cross currency and interest rate swaps	**-**	**(22)**	**(22)**	-	(28)	(28)
Net investment hedges - cross currency swaps	**-**	**(8)**	**(8)**	-	(53)	(53)
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**-**	**-**	-	(2)	(2)
Total	**-**	**(30)**	**(30)**	-	(87)	(87)

During the reporting periods ending 31 December 2011 and 31 December 2010 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Currency profile

The currency profile of the Group's net debt and net worth (capital and reserves attributable to the Company's equity holders) as at 31 December 2011 is as follows:

	euro €m	**US Dollar €m**	**Pound Sterling €m**	**Swiss Franc €m**	**Other** (iv) **€m**	**Total €m**
Net debt by major currency including derivative financial instruments	**(1,002)**	**(2,200)**	**(29)**	**(134)**	**(118)**	**(3,483)**
Non-debt assets and liabilities analysed as follows:						
Non-current assets	**4,313**	**6,751**	**497**	**891**	**2,449**	**14,901**
Current assets	**1,629**	**2,145**	**219**	**366**	**598**	**4,957**
Non-current liabilities	**(774)**	**(1,238)**	**(188)**	**(233)**	**(179)**	**(2,612)**
Current liabilities	**(1,171)**	**(1,199)**	**(201)**	**(243)**	**(366)**	**(3,180)**
Non-controlling interests	**(24)**	**(7)**	**-**	**(10)**	**(33)**	**(74)**
Capital and reserves attributable to the Company's equity holders (v)	**2,971**	**4,252**	**298**	**637**	**2,351**	**10,509**
The equivalent disclosure for the prior year is as follows:						
Net debt by major currency including derivative financial instruments	(1,151)	(1,941)	(2)	(224)	(155)	(3,473)
Non-debt assets and liabilities analysed as follows:						
Non-current assets	4,592	6,520	498	875	2,283	14,768
Current assets	1,619	1,955	225	373	546	4,718
Non-current liabilities	(716)	(1,337)	(191)	(157)	(182)	(2,583)
Current liabilities	(1,174)	(1,100)	(225)	(244)	(276)	(3,019)
Non-controlling interests	(31)	(7)	-	(10)	(35)	(83)
Capital and reserves attributable to the Company's equity holders (v)	3,139	4,090	305	613	2,181	10,328

(iv) The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukranian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v) Gains and losses arising on the retranslation of net worth are dealt with in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial (with materiality defined in the context of the year-end 2011 financial statements).

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2011									
Insurance (i)	**207**	**5**	**-**	**51**	**(47)**	**-**	**(26)**	**9**	**199**
Environment and remediation (ii)	**81**	**2**	**1**	**8**	**(4)**	**-**	**(2)**	**2**	**88**
Rationalisation and redundancy (iii)	**28**	**-**	**1**	**26**	**(40)**	**(2)**	**(1)**	**1**	**13**
Other (iv)	**71**	**-**	**13**	**15**	**(15)**	**(6)**	**(8)**	**3**	**73**
Total	**387**	**7**	**15**	**100**	**(106)**	**(8)**	**(37)**	**15**	**373**
Analysed as:									
Non-current liabilities	**253**								**252**
Current liabilities	**134**								**121**
Total	**387**								**373**

The equivalent disclosure for the prior year is as follows:

	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2010									
Insurance (i)	201	12	-	37	(50)	-	(2)	9	207
Environment and remediation (ii)	65	7	6	6	(2)	(1)	(2)	2	81
Rationalisation and redundancy (iii)	25	-	-	55	(52)	-	(1)	1	28
Other (iv)	69	1	1	23	(19)	-	(7)	3	71
Total	360	20	7	121	(123)	(1)	(12)	15	387
Analysed as:									
Non-current liabilities	240								253
Current liabilities	120								134
Total	360								387

(i) This provision relates to actual and potential obligations arising under the self-insurance components of the Group's insurance arrangements which comprise employers' liability (workers' compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as "incurred but not reported". Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group's insurance provisions have an average life of five years (2010: five years).

(ii) This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii) These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2011, €26 million (2010: €55 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2010: three years).

(iv) This includes provisions relating to guarantees and warranties of €13 million (2010: €20 million) throughout the Group at 31 December 2011. The Group expects that these provisions will be utilised within two years of the balance sheet date (2010: three years).

All provisions are discounted at a rate of 5% (2010: 5%), consistent with the average effective interest rate for the Group's borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €nil million (2010: €1 million).

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2011 €m	2010 €m
Reported in balance sheet after offset		
Deferred tax liabilities	**1,492**	1,693
Deferred tax assets	**(290)**	(385)
Net deferred income tax liability	**1,202**	1,308

	2011 €m	2010 €m
Deferred income tax assets (deductible temporary differences)		
Deficits on Group defined benefit pension obligations (note 28)	**140**	108
Revaluation of derivative financial instruments to fair value	**12**	16
Tax loss carryforwards	**131**	34
Share-based payment expense	**2**	2
Provisions for liabilities and working capital-related items	**209**	184
Other deductible temporary differences	**35**	41
Total	**529**	385

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryfowards. The amount of tax losses whose recovery is not probable and therefore not recognised in the Consolidated Balance Sheet is €376 million (2010: €235 million), the vast majority will expire post 2016 (2010: 2015).

	2011 €m	2010 €m
Deferred income tax liabilities (taxable temporary differences)		
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	**1,697**	1,656
Revaluation of derivative financial instruments to fair value	**14**	13
Rolled-over capital gains	**20**	24
Total	**1,731**	1,693

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

	2011 €m	2010 €m
Movement in net deferred income tax liability		
At 1 January	**1,308**	1,182
Translation adjustment	**14**	83
Net (credit)/charge for the year (note 11)	**(80)**	27
Arising on acquisition (note 31)	**27**	28
Disposal (note 5)	**(9)**	(11)
Movement in deferred tax asset on Group defined benefit pension obligations	**(56)**	(7)
Movement in deferred tax asset on share-based payment expense	**-**	3
Movement in deferred tax liability on cash flow hedges	**(2)**	3
At 31 December	**1,202**	1,308

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee-administered funds.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Portugal, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium, Germany and Portugal (49% joint venture) have been aggregated into a "Eurozone" category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group's share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands, Portugal and the United States and three schemes in Germany.

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and in Portugal and for long-term service commitments in respect of certain employees in the Eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures are set out below.

The cumulative actuarial gains and losses attributable to the Group's defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations - funding requirements

The funding requirements in relation to the Group's defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Portugal and Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from April 2008 to December 2011.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the expected rates of increase in salaries and expected inflation. In the course of preparing the funding valuations, it was assumed that the pre-retirement rate of return on investments would, on average, exceed annual salary increases by 2.5% and the post-retirement rate of return on investments would, on average, exceed annual inflation by 2% per annum.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

Financial assumptions - IAS 19

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities as at 31 December 2011 and 31 December 2010 are as follows:

	Eurozone		**Britain and Northern Ireland**		**Switzerland**		**United States**	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
	%	%	**%**	%	**%**	%	**%**	%
Rate of increase in:								
- salaries	**4.00**	4.00	**4.00**	4.40	**2.25**	2.25	**3.50**	3.50
- pensions in payment	**2.00**	2.00	**3.00-3.40**	3.40-3.70	**0.25**	0.25	**-**	-
Inflation	**2.00**	2.00	**3.00**	3.40	**1.25**	1.50	**2.00**	2.00
Discount rate	**5.00**	5.45	**4.70**	5.30	**2.35**	2.85	**4.60**	5.40
Medical cost trend rate	**5.25**	5.25	**n/a**	n/a	**n/a**	n/a	**7.00**	7.50

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland		**Britain and Northern Ireland**		**Switzerland**	
	2011	2010	**2011**	2010	**2011**	2010
Current retirees						
- male	**22.5**	20.9	**22.7**	22.9	**19.6**	18.7
- female	**24.1**	23.9	**25.3**	25.6	**21.9**	22.3
Future retirees						
- male	**25.3**	22.1	**24.1**	24.6	**19.6**	18.7
- female	**26.5**	25.0	**26.7**	27.3	**21.9**	22.3

The above data allow for future improvements in life expectancy.

28. Retirement Benefit Obligations continued

Scheme assets

The long-term rates of return expected at 31 December 2011 and 31 December 2010, determined in conjunction with the Group's actuaries and analysed by class of investment, are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
	%	%	**%**	%	**%**	%	**%**	%
Equities	**7.50**	7.50	**7.50**	7.50	**6.05**	6.35	**7.50**	7.50
Bonds	**3.50**	4.00	**4.00**	4.50	**2.05**	2.35	**4.00**	5.00
Property	**6.50**	6.50	**6.50**	6.50	**4.75**	4.75	**6.50**	6.50
Other	**1.00**	2.50	**1.00**	2.50	**1.50**	1.75	**1.00**	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are attributable to the fact that the bond assets held by many of the Group's schemes comprise an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not significant. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

(a) Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2011	2010
	€m	€m
Total defined contribution expense	**134**	125
Total defined benefit expense	**24**	48
Total expense in Consolidated Income Statement	**158**	173

At year-end 2011, €40 million (2010: €33 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Charged in arriving at Group profit before finance costs:										
Current service cost	**11**	12	**14**	13	**21**	18	**1**	1	**47**	44
Past service cost	**(2)**	2	**-**	-	**1**	-	**-**	-	**(1)**	2
Profit on disposal (note 5)	**-**	-	**-**	-	**-**	(5)	**-**	-	**-**	(5)
Settlement/curtailment (gain)/loss	**(13)**	(1)	**(15)**	(3)	**(1)**	-	**-**	1	**(29)**	(3)
Subtotal	**(4)**	13	**(1)**	10	**21**	13	**1**	2	**17**	38
Included in finance revenue and finance costs respectively:										
Expected return on scheme assets	**(33)**	(37)	**(30)**	(27)	**(23)**	(22)	**(10)**	(10)	**(96)**	(96)
Interest cost on scheme liabilities	**44**	47	**30**	31	**18**	17	**11**	11	**103**	106
Subtotal	**11**	10	**-**	4	**(5)**	(5)	**1**	1	**7**	10
Net charge to Consolidated Income Statement	**7**	23	**(1)**	14	**16**	8	**2**	3	**24**	48
Actual return on pension scheme assets	**(24)**	50	**12**	45	**5**	16	**(1)**	18	**(8)**	129

During 2011, the Group implemented changes to the terms of a number of its defined benefit pension schemes in Britain, the Eurozone and Switzerland giving rise to a gain of €29 million in the Consolidated Income Statement.

Based on the assumptions employed for the valuation of assets and liabilities at year-end 2011, the net charge in the 2012 Consolidated Income Statement is anticipated to exhibit an increase from the 2011 figure at constant exchange rates.

No reimbursement rights have been recognised as assets in accordance with IAS 19 *Employee Benefits*.

28. Retirement Benefit Obligations continued

(b) Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2011 and 31 December 2010 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Equities	**323**	357	**254**	261	**190**	167	**96**	101	**863**	886
Bonds	**196**	198	**225**	154	**240**	253	**58**	52	**719**	657
Property	**31**	32	**37**	16	**129**	109	**-**	-	**197**	157
Other	**16**	23	**9**	9	**69**	77	**5**	6	**99**	115
Bid value of assets	**566**	610	**525**	440	**628**	606	**159**	159	**1,878**	1,815
Actuarial value of liabilities (present value)	**(926)**	(844)	**(652)**	(594)	**(715)**	(635)	**(249)**	(216)	**(2,542)**	(2,289)
Recoverable deficit in schemes	**(360)**	(234)	**(127)**	(154)	**(87)**	(29)	**(90)**	(57)	**(664)**	(474)
Related deferred income tax asset	**54**	37	**33**	43	**17**	6	**36**	22	**140**	108
Net pension liability	**(306)**	(197)	**(94)**	(111)	**(70)**	(23)	**(54)**	(35)	**(524)**	(366)
Split of asset values	**%**	%	**%**	%	**%**	%	**%**	%	**%**	%
Equities	**57.1**	58.5	**48.4**	59.3	**30.3**	27.6	**60.4**	63.5	**45.9**	48.8
Bonds	**34.6**	32.5	**42.9**	35.0	**38.2**	41.7	**36.5**	32.7	**38.3**	36.2
Property	**5.5**	5.2	**7.0**	3.7	**20.5**	18.0	**-**	-	**10.5**	8.7
Other	**2.8**	3.8	**1.7**	2.0	**11.0**	12.7	**3.1**	3.8	**5.3**	6.3
Total	**100**	100	**100**	100	**100**	100	**100**	100	**100**	100

The asset values above include €1 million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2011 (2010: €1 million).

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €5 million and hence reduced the pension deficit before deferred tax to €659 million.

Analysis of liabilities - funded and unfunded										
Funded defined benefit pension schemes	**(876)**	(795)	**(652)**	(594)	**(710)**	(630)	**(236)**	(203)	**(2,474)**	(2,222)
Unfunded defined benefit pension schemes	**(36)**	(33)	**-**	-	**-**	-	**(6)**	(6)	**(42)**	(39)
Total - defined benefit pension schemes	**(912)**	(828)	**(652)**	(594)	**(710)**	(630)	**(242)**	(209)	**(2,516)**	(2,261)
Post-retirement healthcare obligations (unfunded)	**(7)**	(8)	**-**	-	**-**	-	**(7)**	(7)	**(14)**	(15)
Long-term service commitments (unfunded)	**(7)**	(8)	**-**	-	**(5)**	(5)	**-**	-	**(12)**	(13)
Actuarial value of liabilities (present value)	**(926)**	(844)	**(652)**	(594)	**(715)**	(635)	**(249)**	(216)	**(2,542)**	(2,289)

The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):

Revised discount rate	**4.75**	5.20	**4.45**	5.05	**2.10**	2.60	**4.35**	5.15	**n/a**	n/a
Revised liabilities figure	**(960)**	(876)	**(687)**	(625)	**(746)**	(658)	**(258)**	(223)	**(2,651)**	(2,382)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 *Employee Benefits* is not material to the Group with materiality defined in the context of the year-end 2011 financial statements.

History of scheme assets, liabilities and actuarial gains and losses

	2011	2010	2009	2008	2007
	€m	€m	€m	€m	€m
Bid value of assets	**1,878**	1,815	1,605	1,414	1,846
Actuarial value of liabilities (present value)	**(2,542)**	(2,289)	(2,059)	(1,828)	(1,931)
Asset limit adjustment	**-**	-	-	-	(10)
Recoverable deficit	**(664)**	(474)	(454)	(414)	(95)
Actual return less expected return on scheme assets	**(104)**	33	113	(477)	(61)
% of scheme assets	**(5.5%)**	1.8%	7.0%	(33.7%)	(3.3%)
Experience gain/(loss) arising on scheme liabilities (present value)	**31**	36	(13)	(15)	(25)
% of scheme liabilities (present value)	**(1.2%)**	(1.6%)	0.6%	0.8%	1.3%

28. Retirement Benefit Obligations continued

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2011 €m	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m
Actual return less expected return on scheme assets	**(57)**	13	**(18)**	18	**(18)**	(6)	**(11)**	8	**(104)**	33
Experience gain/(loss) arising on scheme liabilities (present value)	**23**	31	**4**	2	**5**	1	**(1)**	2	**31**	36
Assumptions loss arising on scheme liabilities (present value)	**(102)**	(50)	**(33)**	(27)	**(48)**	(16)	**(22)**	(9)	**(205)**	(102)
Actuarial (loss)/gain recognised	**(136)**	(6)	**(47)**	(7)	**(61)**	(21)	**(34)**	1	**(278)**	(33)
Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income										
Actual return less expected return on scheme assets	**(57)**	13	**(18)**	18	**(18)**	(6)	**(11)**	8	**(104)**	33
% of scheme assets	**(10.1%)**	2.1%	**(3.4%)**	4.1%	**(2.9%)**	(1.0%)	**(6.9%)**	5.0%	**(5.5%)**	1.8%
Experience gain/(loss) arising on scheme liabilities (present value)	**23**	31	**4**	2	**5**	1	**(1)**	2	**31**	36
% of scheme liabilities (present value)	**(2.5%)**	(3.7%)	**(0.6%)**	(0.3%)	**(0.7%)**	(0.2%)	**0.4%**	(0.9%)	**(1.2%)**	(1.6%)
Actuarial (loss)/gain recognised	**(136)**	(6)	**(47)**	(7)	**(61)**	(21)	**(34)**	1	**(278)**	(33)
% of scheme liabilities (present value)	**14.7%**	0.7%	**7.2%**	1.2%	**8.5%**	3.3%	**13.7%**	(0.5%)	**10.9%**	1.4%

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €617 million (2010: €339 million).

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2011 €m	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m	**2011 €m**	2010 €m
Reconciliation of scheme assets (bid value)										
At 1 January	**610**	584	**440**	384	**606**	504	**159**	133	**1,815**	1,605
Movement in year										
Translation adjustment	**-**	-	**16**	12	**17**	94	**5**	10	**38**	116
Arising on acquisition (note 31)	**3**	-	**-**	-	**-**	26	**-**	-	**3**	26
Disposals	**-**	-	**-**	-	**-**	(38)	**-**	-	**-**	(38)
Settlement	**-**	(10)	**(3)**	(8)	**-**	-	**-**	-	**(3)**	(18)
Employer contributions paid	**17**	27	**77**	22	**20**	21	**5**	8	**119**	78
Contributions paid by plan participants	**3**	4	**-**	1	**12**	11	**-**	-	**15**	16
Benefit payments	**(43)**	(45)	**(17)**	(16)	**(32)**	(28)	**(9)**	(10)	**(101)**	(99)
Actual return on scheme assets	**(24)**	50	**12**	45	**5**	16	**(1)**	18	**(8)**	129
At 31 December	**566**	610	**525**	440	**628**	606	**159**	159	**1,878**	1,815
Reconciliation of actuarial value of liabilities										
At 1 January	**(844)**	(814)	**(594)**	(534)	**(635)**	(519)	**(216)**	(192)	**(2,289)**	(2,059)
Movement in year										
Translation adjustment	**-**	-	**(20)**	(17)	**(18)**	(99)	**(7)**	(14)	**(45)**	(130)
Arising on acquisition (note 31)	**(3)**	(2)	**-**	-	**-**	(27)	**-**	-	**(3)**	(29)
Disposals	**-**	-	**-**	-	**-**	43	**-**	-	**-**	43
Current service cost	**(11)**	(12)	**(14)**	(13)	**(21)**	(18)	**(1)**	(1)	**(47)**	(44)
Contributions paid by plan participants	**(3)**	(4)	**-**	(1)	**(12)**	(11)	**-**	-	**(15)**	(16)
Benefit payments	**43**	45	**17**	16	**32**	28	**9**	10	**101**	99
Past service cost	**2**	(2)	**-**	-	**(1)**	-	**-**	-	**1**	(2)
Interest cost on scheme liabilities	**(44)**	(47)	**(30)**	(31)	**(18)**	(17)	**(11)**	(11)	**(103)**	(106)
Actuarial gain/(loss) arising on:										
- experience variations	**23**	31	**4**	2	**5**	1	**(1)**	2	**31**	36
- changes in assumptions	**(102)**	(50)	**(33)**	(27)	**(48)**	(16)	**(22)**	(9)	**(205)**	(102)
Settlement/curtailment	**13**	11	**18**	11	**1**	-	**-**	(1)	**32**	21
At 31 December	**(926)**	(844)	**(652)**	(594)	**(715)**	(635)	**(249)**	(216)	**(2,542)**	(2,289)

Employer contributions payable in the 2012 financial year (expressed using year-end exchange rates for 2011) are estimated at €98 million. The difference between the actual employer contributions paid of €119 million in 2011 and the expectation of €52 million included in the 2010 Annual Report is largely attributable to accelerated funding requirements in certain of the Group's schemes which could not have been anticipated at the time of preparation of the year-end 2010 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

29. Share Capital and Reserves

Equity Share Capital	2011 Ordinary Shares of €0.32 each (i)	2011 Income Shares of €0.02 each (ii)	2010 Ordinary Shares of €0.32 each (i)	2010 Income Shares of €0.02 each (ii)
Authorised				
At 1 January 2011 and 31 December 2011 (€m)	**320**	**20**	320	20
Number of Shares at 1 January 2011 and 31 December ('000s)	**1,000,000**	**1,000,000**	1,000,000	1,000,000
Allotted, called-up and fully paid				
At 1 January (€m)	**230**	**14**	227	14
Issue of scrip shares in lieu of cash dividends (iii)	**3**	**-**	3	-
At 31 December (€m)	**233**	**14**	230	14

The movement in the number of shares (expressed in '000s) during the financial year was as follows:

	2011 Ordinary	2011 Income	2010 Ordinary	2010 Income
At 1 January	**718,508**	**718,508**	710,485	710,485
Issue of scrip shares in lieu of cash dividends (iii)	**9,389**	**9,389**	8,023	8,023
At 31 December	**727,897**	**727,897**	718,508	718,508

(i) The Ordinary Shares represent 93.67% of the total issued share capital.

(ii) The Income Shares, which represent 5.85% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

Share schemes

The aggregate number of shares which may be committed for issue in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company's share option schemes and savings-related share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on pages 48 and 49 of the Report on Directors' Remuneration.

	Number of Shares 2011	Number of Shares 2010
Options exercised during the year (satisfied by the reissue of Treasury Shares)	**248,806**	2,680,751

Share participation schemes

As at 31 December 2011, 7,118,587 (2010: 7,079,443) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2011, the appropriation of 39,144 shares was satisfied by the reissue of Treasury Shares (2010: 300,974). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 *Share-based Payment* and are hence not factored into the expense computation and the associated disclosures in note 8.

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	2011	2010
At 1 January	**163,226**	462,753
Released by the Employee Benefit Trust to the participants of the Performance Share Plan*	**(163,226)**	(299,527)
At 31 December	**-**	163,226

The nominal value of own shares, on which dividends have been waived by the Trustees of the Performance Share Plan, amounted to €nil million at 31 December 2011 (2010: €0.06 million).

* In addition to the 163,226 Ordinary Shares referred to above, a further 150,330 Ordinary Shares were acquired by the Employee Benefit Trust by way of the reissue of Treasury Shares by CRH plc to satisfy the release of shares in respect of the 2008 award under the Performance Share Plan.

(iii) Issue of scrip shares in lieu of cash dividends

	Number of Shares 2011	Number of Shares 2010	Price per Share 2011	Price per Share 2010
May 2011 - Final 2010 dividend (2010: Final 2009 dividend)	**6,950,139**	7,308,591	**€15.35**	€17.86
October 2011 - Interim 2011 dividend (2010: Interim 2010 dividend)	**2,438,854**	714,402	**€11.50**	€12.76
Total	**9,388,993**	8,022,993		

29. Share Capital and Reserves continued

Preference Share Capital	5% Cumulative Preference Shares of €1.27 each (iv)		7% 'A' Cumulative Preference Shares of €1.27 each (v)	
	Number of Shares ('000s)	€m	Number of Shares ('000s)	€m
Authorised				
At 1 January 2011 and 31 December 2011	**150**	**-**	**872**	**1**
Allotted, called-up and fully paid				
At 1 January 2011 and 31 December 2011	**50**	**-**	**872**	**1**

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(iv) The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(v) The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% 'A' Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% 'A' Cumulative Preference Shares represent 0.45% of the total issued share capital.

Treasury Shares/own shares	2011 €m	2010 €m
At 1 January	**(199)**	(279)
Treasury/own shares reissued	**16**	80
At 31 December	**(183)**	(199)

As at the balance sheet date, the total number of Treasury Shares held was 8,919,195 (2010: 9,357,475); the nominal value of these shares was €3 million (2010: €3 million). During the year ended 31 December 2011, 287,950 shares were reissued (2010: 2,981,725) to satisfy exercises and appropriations under the Group's share option and share participation schemes (see above). In addition, 150,330 shares were reissued to the CRH plc Employee Benefit Trust in connection with the release of the award under the Performance Share Plan (see above). These reissued Treasury Shares were previously purchased at an average price of €24.17 (2010: €23.87). No Treasury Shares were purchased during the year ended 31 December 2011 (2010: nil).

Reconciliation of shares issued to net proceeds	2011	2010
Shares issued at nominal amount:		
- scrip shares issued in lieu of cash dividends	**3**	3
Premium on shares issued	**132**	137
Total value of shares issued	**135**	140
Issue of scrip shares in lieu of cash dividends (note 12)	**(135)**	(140)
Net proceeds from issue of shares	**-**	-

Share Premium	2011	2010
At 1 January	**3,915**	3,778
Premium arising on shares issued	**132**	137
At 31 December	**4,047**	3,915

In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2011 €m	2010 €m
Within one year	**251**	257
After one year but not more than five years	**615**	595
More than five years	**384**	415
	1,250	1,267

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2011 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials: *Belgium*: VVM Group (2 August); *Finland*: Karvian Betoni and Kauhajoen Valmisbetoni (24 October); *Portugal*: Lafarge Portugal aggregates and readymixed concrete business (49%, JV, 30 June); *Ukraine*: Lviv Beton (23 May) and Odessa Cement (51%, 21 December).

Europe Products: *Australia*: Unicon (18 March); *Belgium*: Juma (25 January); *France*: Poussard (1 July); *the Netherlands*: Hylas (30 March).

Europe Distribution: *Belgium*: Sani Perfect (75%, 28 January), Sanibel (21 November) and Schrauwen (20 December); *France*: Ploton (45%, JV, 1 February); *the Netherlands*: assets of the De Jong group (28 November).

Americas Materials: *Colorado*: Isgar Reserves (16 August); *Michigan*: National Asphalt Products (50%, 4 May); *Minnesota*: New Ulm Quartzite Quarries (22 July); *Mississippi*: JJ Ferguson (15 February); *Missouri*: Everett Quarries (15 July); *New Hampshire*: Columbia Sand & Gravel (27 May); *New Jersey*: North Bergen Companies (1 August); *New Mexico*: readymixed concrete and sand & gravel assets of Sky Ute (15 April, also Colorado); *Ohio*: Sidwell reserves (18 January) and Cunningham Asphalt and Paving (30 December); *Oklahoma*: limestone reserves in Tulsa (24 October); *Pennsylvania*: Powers Stone (18 November); *Texas*: assets of Austin Reclaimed Materials and Shumaker Enterprises (4 February), Ironhorse Concrete (3 June) and Lindsey Contractors (4 November); *Utah*: Marriott reserves (4 February); *Virginia*: Piedmont JV (50%, 8 April) and Southside Materials JV (50%, 29 April); *West Virginia*: Central Supply (30 September).

Americas Products: *Québec*: Transpavé (3 May); *Florida*: Duratek Precast Structures (13 April); *Indiana*: Rogers Block (22 July); *Massachusetts*: Outdoor World (15 December).

Americas Distribution: *Georgia*: American Wholesale Building Supply (14 September); *Hawaii*: Pacific Source (13 September); *Michigan*: Astro Building Products (22 June); *Minnesota*: United Products (19 December, also Nebraska, North Dakota, South Dakota and Wisconsin); *Pennsylvania*: Ivan Supply (27 October); *Texas*: Austin Acoustical Materials (24 June).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:	**2011 €m**	2010 €m
Assets		
Non-current assets		
Property, plant and equipment	**339**	321
Intangible assets	**29**	45
Investments in associates	**-**	4
Other financial assets	**-**	2
Deferred income tax assets	**2**	1
Total non-current assets	**370**	373
Current assets		
Inventories	**53**	92
Trade and other receivables (i)	**62**	80
Cash and cash equivalents	**24**	33
Total current assets	**139**	205
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	**(29)**	(29)
Retirement benefit obligations	**-**	(3)
Provisions for liabilities (stated at net present cost)	**(14)**	(6)
Non-current interest-bearing loans and borrowings and finance leases	**(33)**	(10)
Total non-current liabilities	**(76)**	(48)
Current liabilities		
Trade and other payables	**(49)**	(64)
Current income tax liabilities	**-**	(6)
Provisions for liabilities (stated at net present cost)	**(1)**	(1)
Current interest-bearing loans and borrowings and finance leases	**(14)**	(27)
Total current liabilities	**(64)**	(98)
Total identifiable net assets at fair value	**369**	432
Goodwill arising on acquisition (ii)	**207**	82
Excess of fair value of identifiable net assets over consideration paid (ii)	**(5)**	-
Non-controlling interests*	**2**	(6)
Total consideration	**573**	508
Consideration satisfied by:		
Cash payments	**531**	469
Deferred consideration (stated at net present cost)	**14**	26
Contingent consideration (iii)	**28**	(3)
	573	492
Profit on step acquisition	**-**	16
Total consideration	**573**	508

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

31. Business Combinations and Acquisitions of Joint Ventures continued

	2011 €m	2010 €m
Net cash outflow arising on acquisition		
Cash consideration	**531**	469
Less: cash and cash equivalents acquired	**(24)**	(33)
Total	**507**	436

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i) The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €65 million (2010: €83 million). The fair value of these receivables is €62 million (all of which is expected to be recoverable) (2010: €80 million) and is inclusive of an aggregate allowance for impairment of €3 million (2010: €3 million).

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €82 million of the goodwill recognised in respect of acquisitions completed in 2011 is expected to be deductible for tax purposes (2010: €46 million). An excess of fair value of identifiable net assets over consideration of €5 million arose during the year and is included in operating income in note 3.

(iii) The fair value of contingent consideration recognised at date of acquisition is €28 million, arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €13 million to a maximum of €53 million. There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2010.

Acquisition-related costs amounting to €3 million (2010: €3 million) have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	Fair value adjustments €m	Accounting policy alignments €m	Adjustments to provisional fair values €m	Fair value €m
Non-current assets	**221**	**151**	**-**	**(2)**	**370**
Current assets	**146**	**-**	**(1)**	**(6)**	**139**
Non-current liabilities	**(56)**	**(23)**	**-**	**3**	**(76)**
Current liabilities	**(71)**	**-**	**-**	**7**	**(64)**
Non-controlling interests	**-**	**-**	**-**	**2**	**2**
Identifiable net assets acquired	**240**	**128**	**(1)**	**4**	**371**
Goodwill arising on acquisition (see (ii) above)	**327**	**(128)**	**1**	**2**	**202**
Total consideration	**567**	**-**	**-**	**6**	**573**

The following table analyses the 43 acquisitions (2010: 28 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of Acquisitions		Goodwill		Consideration	
	2011	2010	**2011 €m**	2010 €m	**2011 €m**	2010 ** €m
Europe Materials	**5**	5	**99**	3	**213**	102
Europe Products	**4**	-	**4**	-	**9**	-
Europe Distribution	**5**	2	**8**	34	**26**	146
Americas Materials	**19**	18	**55**	42	**214**	238
Americas Products	**4**	2	**5**	8	**28**	24
Americas Distribution	**6**	1	**29**	2	**77**	3
Group totals	**43**	28	**200**	89	**567**	513

** Includes profit on step acquisition in 2010

31. Business Combinations and Acquisitions of Joint Ventures continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2011 €m	2010 €m
Revenue	**157**	174
Cost of sales	**(111)**	(131)
Gross profit	**46**	43
Operating costs	**(30)**	(29)
Group operating profit	**16**	14
Loss on disposals	**(1)**	-
Profit before finance costs	**15**	14
Finance costs (net)	**(4)**	(2)
Profit before tax	**11**	12
Income tax expense	**(3)**	(3)
Group profit for the financial year	**8**	9

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2011			
	2011 acquisitions €m	**CRH Group excluding 2011 acquisitions €m**	**Pro-forma consolidated Group €m**	Pro-forma 2010 €m
Revenue	**465**	**17,924**	**18,389**	17,749
Group profit for the financial year	**11**	**589**	**600**	462

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 *Events after the Balance Sheet Date*. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

32. Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 *Related Party Disclosures* pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

Subsidiaries, joint ventures and associates
The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 64 to 70. The Group's principal subsidiaries, joint ventures and associates are disclosed on pages 118 to 125.

Sales to and purchases from joint ventures are immaterial in the context of the year-end 2011 financial statements. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group's share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group's interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2011 amounted to €25 million (2010: €27 million) and €488 million (2010: €479 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates
In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm's-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel
For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:

	2011 €m	2010 €m
Short-term benefits	**6**	6
Post-employment benefits	**2**	2
Share-based payments (i)	**2**	2
Total	**10**	10

(i) Calculated in accordance with the principles disclosed in note 8.

Other than these compensation entitlements, there were no other transactions involving key management personnel.

33. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 60 to 107 in respect of the year ended 31 December 2011 on 27 February 2012.

Company Balance Sheet

as at 31 December 2011

Notes		2011 €m	2010 €m
	Fixed assets		
2	Financial assets	**526**	509
	Current assets		
3	Debtors	**6,494**	6,519
	Cash at bank and in hand	**167**	163
	Total current assets	**6,661**	6,682
	Creditors (amounts falling due within one year)		
4	Trade and other creditors	**1,881**	1,655
	Corporation tax liability	**1**	1
	Bank loans and overdrafts	**3**	4
	Total current liabilities	**1,885**	1,660
	Total assets less liabilities	**5,302**	5,531
	Capital and reserves		
7	Called-up share capital	**247**	244
7	Preference share capital	**1**	1
7	Share premium	**4,051**	3,919
8	Treasury Shares and own shares	**(183)**	(199)
8	Revaluation reserve	**42**	42
8	Other reserves	**158**	137
8	Profit and loss account	**986**	1,387
	Shareholders' funds	**5,302**	5,531

K. McGowan, M. Lee, Directors

Notes to the Company Balance Sheet

1. Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2009 and Generally Accepted Accounting Practice in the Republic of Ireland ("Irish GAAP"). The following paragraphs describe the principal accounting policies under Irish GAAP, which have been applied consistently.

Operating income and expense

Operating income and expense arises from the Company's principal activities as a holding company for the Group and are accounted for on an accruals basis.

Financial assets

Fixed asset investments, including investments in subsidiaries, are stated at cost (and at valuation at 31 December 1980 for those investments in existence at that date) less any accumulated impairments and are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Foreign currencies

The reporting currency of the Company is euro. Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the rates of exchange ruling at the balance sheet date, with a corresponding charge or credit to the profit and loss account.

Share issue expenses and share premium account

Costs of share issues are written off against the premium arising on issues of share capital.

Share-based payments

The Company has applied the requirements of FRS 20 *Share-based Payment*.

The accounting policy applicable to share-based payments is consistent with that applied under IFRS and is accordingly addressed in detail on pages 64 to 70 of the Consolidated Financial Statements.

Cash flow statement

The Company has taken advantage of the exemption afforded by FRS 1 *Cash Flow Statements* not to provide a statement of cash flows.

Treasury Shares and own shares

Treasury Shares

Own equity instruments (i.e. Ordinary Shares) acquired by the Company are deducted from equity and presented on the face of the Company Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's Ordinary Shares.

Own shares

Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Company Balance Sheet.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Company's Financial Statements in the period in which they are declared by the Company.

2. Financial Assets

The Company's investment in its subsidiaries is as follows:

	Shares (i) €m	**Other** €m	**Total** €m
At 1 January 2011 at cost/valuation	**374**	**135**	**509**
Disposals	**(3)**	**-**	**(3)**
Capital contribution in respect of share-based payments	**-**	**20**	**20**
At 31 December 2011 at cost/valuation	**371**	**155**	**526**

The equivalent disclosure for the prior year is as follows:

At 1 January 2010 at cost/valuation	374	117	491
Capital contribution in respect of share-based payments	-	18	18
At 31 December 2010 at cost/valuation	374	135	509

(i) The Company's investment in shares in its subsidiaries was revalued at 31 December 1980 to reflect the surplus on revaluation of certain property, plant and equipment (land and buildings) of subsidiaries. The original historical cost of the shares equated to approximately €9 million. The analysis of the closing balance between amounts carried at valuation and at cost is as follows:

	2011 €m	2010 €m
At valuation 31 December 1980	**47**	47
At cost post 31 December 1980	**324**	327
Total	**371**	374

3. Debtors

	2011 €m	2010 €m
Amounts owed by subsidiary undertakings	**6,494**	6,519

4. Trade and Other Creditors

	2011 €m	2010 €m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	**1,881**	1,655

5. Auditors' Remuneration (Memorandum Disclosure)

In accordance with section 161D of the Companies Act, 1963, the fees paid in 2011 to the statutory auditor for work engaged by the parent company comprised audit fees of €20,000 (2010: €20,000) and other assurance services of €247,000 (2010: €260,000).

6. Dividends Proposed (Memorandum Disclosure)

Details in respect of dividends proposed of €316 million (2010: €312 million) are presented in the dividends note (note 12) on page 80 of the notes to the Consolidated Financial Statements.

7. Called-up Share Capital

Details in respect of called-up share capital, Treasury Shares and own shares are presented in the share capital and reserves note (note 29) on pages 102 and 103 of the notes to the Consolidated Financial Statements.

8. Movement in Shareholders' Funds

	Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Revaluation reserve €m	Other reserves €m	Profit and loss account €m
At 1 January 2011	**245**	**3,919**	**(199)**	**42**	**137**	**1,387**
Currency translation effects	**-**	**-**	**-**	**-**	**-**	**1**
Issue of share capital (net of expenses)	**3**	**132**	**-**	**-**	**-**	**-**
Profit after tax before dividends	**-**	**-**	**-**	**-**	**-**	**53**
Treasury/own shares reissued	**-**	**-**	**16**	**-**	**-**	**(16)**
Share option exercises	**-**	**-**	**-**	**-**	**-**	**6**
Share-based payment expense	**-**	**-**	**-**	**-**	**21**	**-**
Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(445)**
At 31 December 2011	**248**	**4,051**	**(183)**	**42**	**158**	**986**

The equivalent disclosure for the prior year is as follows:

	Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Revaluation reserve €m	Other reserves €m	Profit and loss account €m
At 1 January 2010	242	3,782	(279)	42	118	1,844
Currency translation effects	-	-	-	-	-	1
Issue of share capital (net of expenses)	3	137	-	-	-	-
Profit after tax before dividends	-	-	-	-	-	15
Treasury/own shares reissued	-	-	80	-	-	(80)
Share option exercises	-	-	-	-	-	45
Share-based payment expense	-	-	-	-	19	-
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(438)
At 31 December 2010	245	3,919	(199)	42	137	1,387

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies. The loss retained for the financial year dealt with in the Company Financial Statements amounted to €392 million (2010: loss retained of €423 million).

9. Share-based Payments

The total expense of €21 million (2010: €19 million) reflected in note 8 to the Consolidated Financial Statements attributable to employee share options and the Performance Share Plan has been included as a capital contribution in financial assets (note 2) in addition to any payments to/from subsidiaries.

10. Section 17 Guarantees

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2011 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts Regulations), 1993 respectively.

Details in relation to other guarantees provided by the Company are provided in the interest-bearing loans and borrowings note (note 23) on page 91 of the notes to the Consolidated Financial Statements.

11. Related Party Transactions

The Company has taken advantage of the exemption in FRS 8 not to disclose transactions with wholly-owned subsidiaries.

12. Approval by Board

The Board of Directors approved and authorised for issue the Company Financial Statements on pages 108 to 111 in respect of the year ended 31 December 2011 on 27 February 2012.

Shareholder Information

Dividend payments

An interim dividend of 18.5c was paid in respect of Ordinary Shares on 21 October 2011.

A final dividend of 44.0c, if approved at the 2012 Annual General Meeting, will be paid in respect of Ordinary Shares on 14 May 2012 to shareholders on the Register of Members as at the close of business on 9 March 2012. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars, Capita Registrars (Ireland) Limited ("Capita Registrars"). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Registrars to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

As the above arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

CREST

Transfer of the Company's shares takes place through the CREST system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

	2011		2010
	€	**Stg£***	€
Share price at 31 December	**15.36**	**12.80**	15.50
Market capitalisation	**11.0 bn**	**9.2 bn**	11.0 bn
Share price movement during year:			
- high	**17.00**	**14.27**	22.00
- low	**10.50**	**9.03**	11.51

* With effect from 9 November 2011, CRH Ordinary Shares listed on the London Stock Exchange are traded in Sterling (GB) pence rather than in euro. The Sterling high and low prices referred to above have been converted from euro at the exchange rate prevailing on the relevant dates.

Shareholdings as at 31 December 2011

Ownership of Ordinary Shares

Geographic location*	Number of shares held '000s	% of total
Europe/Other	146,313	20.10
Ireland	41,855	5.75
North America	312,722	42.96
Retail	74,586	10.25
United Kingdom	143,502	19.71
Treasury	8,919	1.23
	727,897	100

* This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of shareholders	% of total	Number of shares held '000s	% of total
1 - 1,000	16,106	58.93	5,759	0.79
1,001 - 10,000	9,566	35.00	27,888	3.83
10,001 - 100,000	1,254	4.59	33,105	4.55
100,001 - 1,000,000	319	1.17	107,144	14.72
Over 1,000,000	85	0.31	554,001	76.11
	27,330	100	727,897	100

Stock Exchange listings

CRH has a premium listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange. The Group's American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the New York Stock Exchange (NYSE). The ADSs are evidenced by American Depositary Receipts.

Financial calendar

Announcement of final results for 2011	28 February 2012
Ex-dividend date	7 March 2012
Record date for dividend	9 March 2012
Latest date for receipt of scrip forms	26 April 2012
Interim Management Statement	9 May 2012
Annual General Meeting	9 May 2012
Dividend payment date and first day of dealing in scrip dividend shares	14 May 2012
Announcement of interim results for 2012	14 August 2012
Interim Management Statement	13 November 2012

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the Media section of the website, immediately after release to the Stock Exchanges.

Electronic communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2012 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing Capita Registrars' website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars
P.O. Box 7117,
Dublin 2,
Ireland.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts by accessing Capita Registrars' website, www.capitaregistrars.ie and selecting the Shareholder Portal. This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, submit proxies electronically and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

American Depositary Receipts (ADRs)

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

The Bank of New York Mellon,
P.O. Box 358516,
Pittsburgh,
PA 15252-8516,
U.S.A.
Telephone: Toll Free Number (United States residents): 1-888-269-2377
International: +1 201-680-6825
E-mail: shrrelations@bnymellon.com
Website: http://www.bnymellon.com/shareowner

Frequently Asked Questions (FAQs)

The Group's website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQs can be accessed in the Investors section of the website under "Equity Investors".

Group Financial Summary

(Figures prepared in accordance with Irish GAAP)

		1995 €m	1996 €m	1997 €m	1998 €m	1999 €m	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Turnover including share of joint ventures		2,520	3,354	4,234	5,211	6,734	8,870	10,444	10,794	11,080	12,820
EBITDA (as defined)*		305	387	478	608	951	1,314	1,517	1,575	1,580	1,843
Group operating profit		224	283	349	442	676	919	1,020	1,049	1,046	1,247
Goodwill amortisation		-	-	-	(1)	(19)	(44)	(61)	(70)	(76)	(101)
Profit on disposal of fixed assets		1	1	9	11	7	13	17	16	13	11
Exceptional items		-	-	-	-	64	-	-	-	-	-
Profit on ordinary activities before interest		225	284	358	452	728	888	976	995	983	1,157
Net interest payable		(21)	(28)	(36)	(43)	(93)	(191)	(173)	(139)	(118)	(140)
Profit on ordinary activities before taxation		204	256	322	409	635	697	803	856	865	1,017
Taxation on profit on ordinary activities		(42)	(58)	(76)	(100)	(152)	(194)	(217)	(227)	(218)	(247)
Taxation on exceptional items		-	-	-	-	(26)	-	-	-	-	-
Profit on ordinary activies after taxation		162	198	246	309	457	503	586	629	647	770
Employment of capital											
Fixed assets											
- Tangible assets		895	1,236	1,519	2,288	3,226	4,551	5,150	5,004	5,145	5,320
- Intangible asset - goodwill		-	-	-	138	629	955	1,153	1,154	1,475	1,443
- Financial assets		118	127	132	53	66	104	316	275	349	702
Net working capital	(a)	133	255	313	512	608	915	1,040	1,078	1,116	1,244
Other liabilities	(b)	(25)	(36)	(72)	(306)	(449)	(487)	(495)	(457)	(442)	(440)
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Financed as follows											
Equity shareholders' funds		868	1,056	1,308	1,553	2,201	3,074	4,734	4,747	4,758	5,217
Preference share capital		1	1	1	1	1	1	1	1	1	1
Minority shareholders' equity interest		12	13	14	285	37	36	135	111	90	82
Deferred tax		49	70	104	116	172	307	400	485	486	528
Net debt	(c)	189	442	465	730	1,669	2,620	1,894	1,710	2,308	2,441
Convertible capital bonds	(d)	2	-	-	-	-	-	-	-	-	-
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Purchase of tangible assets		109	150	147	232	360	430	452	367	402	520
Acquisitions and investments		164	532	241	604	1,421	1,605	1,080	992	1,615	922
Total capital expenditure		273	682	388	836	1,781	2,035	1,532	1,359	2,017	1,442
Depreciation and goodwill amortisation		81	104	129	166	275	395	497	526	534	596
Earnings per share after goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.0	87.5	102.6	104.0	107.5	109.9	129.8
Earnings per share before goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.3	91.6	111.6	114.8	119.5	122.8	147.1
Dividend per share (cent)	(e)	9.49	10.64	12.21	14.08	16.43	18.73	20.74	22.90	25.34	29.76
Cash earnings per share (cent)	(e),(f)	55.9	67.1	80.2	100.3	145.4	184.0	192.7	198.2	201.4	231.2
Dividend cover (times)	(g)	3.9	4.1	4.3	4.6	5.3	5.5	5.0	4.7	4.3	4.4

Notes to Irish GAAP financial summary data

(a) Excluding bank advances and cash and liquid investments which are included under net debt (see note (c) below).

(b) Including deferred and contingent acquisition consideration due after more than one year and provisions for liabilities and charges and excluding deferred tax.

(c) Net debt represents the sum of loans (including finance leases) and overdrafts falling due within one year, bank loans (including finance leases) falling due after more than one year less cash and liquid investments.

(d) Including supplemental interest.

(e) Per share amounts for 1995 to 2004 have been restated for the bonus element of the Rights Issue in March 2009.

(f) Cash earnings per share equals the sum of profit for the year attributable to ordinary shareholders, depreciation and goodwill amortisation divided by the average number of Ordinary Shares outstanding for the year.

(g) Excluding exceptional net gains in 1999.

Group Financial Summary

(Figures prepared in accordance with IFRS)

	Note	Restated 2004 €m	2005 €m	2006 €m	2007 €m	2008 €m	2009 €m	2010 €m	**2011 €m**
Revenue		12,755	14,449	18,737	20,992	20,887	17,373	17,173	**18,081**
EBITDA (as defined)*		1,740	1,957	2,456	2,860	2,665	1,803	1,615	**1,656**
Group operating profit		1,220	1,392	1,767	2,086	1,841	955	698	**871**
Profit on disposals		11	20	40	57	69	26	55	**55**
Profit before finance costs		1,231	1,412	1,807	2,143	1,910	981	753	**926**
Finance costs (net)		(146)	(159)	(252)	(303)	(343)	(297)	(247)	**(257)**
Group share of associates' profit after tax		19	26	47	64	61	48	28	**42**
Profit before tax		1,104	1,279	1,602	1,904	1,628	732	534	**711**
Income tax expense		(232)	(273)	(378)	(466)	(366)	(134)	(95)	**(114)**
Group profit for the financial year		872	1,006	1,224	1,438	1,262	598	439	**597**
Employment of capital									
Non-current and current assets									
Property, plant and equipment		5,831	6,824	7,480	8,226	8,888	8,535	8,892	**8,936**
Intangible assets		1,774	2,252	2,966	3,692	4,108	4,095	4,305	**4,488**
Investments in associates/other financial assets		292	635	651	652	870	1,090	1,186	**1,187**
Net working capital	(h)	1,540	1,944	2,420	2,469	2,650	1,991	1,920	**2,091**
Other liabilities - current and non-current	(i)	(1,048)	(1,255)	(1,109)	(880)	(1,140)	(1,096)	(1,111)	**(1,434)**
Total		8,389	10,400	12,408	14,159	15,376	14,615	15,192	**15,268**
Capital and reserves excluding preference share capital		4,944	6,194	7,062	7,953	8,086	9,636	10,327	**10,508**
Preference share capital		1	1	1	1	1	1	1	**1**
Non-controlling interest		34	39	41	66	70	73	83	**74**
Net deferred income tax liability		652	718	812	976	1,128	1,182	1,308	**1,202**
Net debt	(j)	2,758	3,448	4,492	5,163	6,091	3,723	3,473	**3,483**
Total		8,389	10,400	12,408	14,159	15,376	14,615	15,192	**15,268**
Purchase of property, plant and equipment		551	652	832	1,028	1,039	532	466	**576**
Acquisitions and investments		1,019	1,298	2,311	2,227	1,072	458	567	**599**
Total		1,570	1,950	3,143	3,255	2,111	990	1,033	**1,175**
Depreciation of property, plant and equipment**		516	556	664	739	781	794	786	**742**
Amortisation of intangible assets**		4	9	25	35	43	54	131	**43**
Earnings per share after amortisation of intangible assets** (cent)	(k)	147.5	168.3	202.2	236.9	210.2	88.3	61.3	**82.6**
Earnings per share before amortisation of intangible assets** (cent)	(k)	148.1	170.0	206.5	242.7	217.4	96.3	79.9	**88.6**
Dividend per share (cent)	(k)	29.76	35.17	46.89	61.31	62.22	62.50	62.50	**62.50**
Cash earnings per share (cent)	(k),(l)	236.1	263.7	317.5	365.1	348.9	214.7	194.6	**194.0**
Dividend cover (times)	(m)	5.0	4.8	4.3	3.9	3.4	1.4	1.0	**1.3**

Notes to IFRS financial summary data

(h) Represents the sum of inventories and trade and other receivables (included in current assets) less trade and other payables (included in current liabilities).

(i) Represents the sum of current income tax liabilities, current and non-current provisions for liabilities, non-current trade and other payables and retirement benefit obligations.

(j) Represents the sum of current and non-current interest-bearing loans and borrowings and derivative financial instrument liabilities less the sum of liquid investments, cash and cash equivalents and current and non-current derivative financial instrument assets.

(k) Per share amounts for restated 2004 to 2008 have been restated for the bonus element of the Rights Issue in March 2009.

(l) Cash earnings per share represents profit attributable to equity holders of the Company less preference dividends paid plus depreciation of property, plant and equipment, amortisation of intangible assets and, where applicable, asset impairments divided by the average number of Ordinary Shares outstanding for the year.

(m) Represents earnings per Ordinary Share divided by dividends per Ordinary Share.

* Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** Including impairments.

Management

Senior Group Staff

Myles Lee
Chief Executive

Albert Manifold
Chief Operating Officer

Maeve Carton
Finance Director

Neil Colgan
Company Secretary

Jack Golden
Group Human Resources Director

Rossa McCann
Head of Group Finance

Éimear O'Flynn
Head of Investor Relations

Noel O'Mahony
Head of Group Strategy and Development

Pat O'Shea
Group Taxation Director

Europe

Materials

Henry Morris
Managing Director

Alan Connolly
Finance Director

Eamon Geraghty
Technical Director

Philip Wheatley
Development Director

John Corbett
Human Resources Director

John McKeon
Procurement Director

John Madden
Cement Operations Manager

Michael O'Sullivan
RMC & Aggregates Operations Manager

Grainne McKenna
Head of Finance

Europe West/Asia

Ken McKnight
Regional Director
Europe West & Asia

Jim Mintern
Regional Manager
Europe West

Barry Leonard
Managing Director
Irish Cement

Larry Byrne
Managing Director
Clogrennane Lime

Jim Farrell
Managing Director
Roadstone-Wood Group

Mark Lowry
Managing Director
Northstone

Seamus Lynch
Country Manager
Benelux

Sebastia Alegre
Managing Director
Beton Catalan – Spain

Frank Heisterkamp
Country Manager
Portugal

Oliver Mahon
Country Director
India

Peter Buckley
Country Director
China

Ee Ming Wong
Country Manager
China

Central Europe

Owen Rowley
Regional Director
Central Europe

Urs Sandmeier
Country Manager
Switzerland

Kalervo Matikainen
Managing Director
Finnsementti – Finland

Lauri Kivekäs
Managing Director
Rudus – Finland

Mossy O'Connor
Cement Director
Poland

Mariusz Bogacz
Concrete Products Director
Poland

Brian Walsh
Lime, Aggregates & Blacktop Director
Poland & Slovakia

Andrzej Ptak
President
Grupa Ożarów – Poland

Europe East

Declan Maguire
Regional Director
Europe East

David Dillon
Country Director
Russia

Frank Heisterkamp
Country Manager
Turkey

Declan Maguire
Country Director
Ukraine

Products & Distribution

Erik Bax
Managing Director

Edwin Bouwman
Finance Director

Ivo Wetsels
Human Resources Director

Products

Francisco Irazusta
Managing Director Products

Edwin van den Berg
Managing Director
Landscaping Products

Alain Kirchmeyer
Managing Director
Civil Networks

Wayne Sheppard
Managing Director
Clay Products

Dirk Vael
Managing Director
Engineered Accessories

Jean-Luc Bernard
Managing Director
Building Site Accessories

Gerben Stilma
Managing Director
Fencing & Security

Kees-Jan van 't Westeinde
Managing Director
Shutters & Barriers

Distribution

Marc St. Nicolaas
Managing Director

Peter Erkamp
Finance Director

Erik de Groot
Organisational Development Director

Tom Beyers
Development Director

Harry Bosshardt
Managing Director
Builders Merchants Switzerland

Ulrich Paulmann
Managing Director
Builders Merchants Austria

Peter Stravers
Managing Director
Builders Merchants Benelux

Khaled Bachir
Managing Director
Builders Merchants France

Emiel Hopmans
Managing Director
DIY Europe

Christoph Lehrmann
Managing Director
Bauking Germany

Taco van Vroonhoven
Managing Director
Sanitary ware, heating and plumbing

The Americas

Mark Towe
Chief Executive Officer

Doug Black
President & Chief Operating Officer

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Senior Vice President Tax & Risk Management

Michael Lynch
Executive Vice President Development

Bill Miller
Vice President & General Counsel

Joe Myers
President
Building Solutions

Brian Reilly
Vice President Finance

Mark Schack
Executive Vice President Talent Management

North America

Materials

Randy Lake
Chief Executive Officer

Charles Brown
Chief Financial Officer

Pascal Convers
Senior Vice President Development

John Keating
President & Chief Operating Officer, East

Doug Radabaugh
Chief Financial Officer, East

John Parson
President & Chief Operating Officer, West

Jeff Schaffer
Executive Vice President, West

Northeast

Chris Madden
President
Northeast Division

Christian Zimmermann
President
New England North

Dan Stover
President
New England South

John Cooney, Jr.
President
New York Region

George Thompson
President
Tilcon New Jersey

Central

John Powers
President
Central Division

Ty Nofziger
President
Shelly

Greg Campbell
President
Michigan Paving & Materials

Mid-Atlantic

Dan Cooperrider
President
Mid-Atlantic Division

Mark Snyder
President
MidA

Willie Crane
President
AMG – North

Kevin Bragg
President
AMG – South

Southeast

Rick Mergens
President
Southeast Division

Seán O'Sullivan
President
Mid-South Materials

Robert Duke
President
Oldcastle Southern Group

Northwest

Jim Gauger
President
Northwest Division

Mark Murphy
Vice President
East Region

Craig Mayfield
Vice President
Central Region

Mountain West

Scott Parson
President
Mountain West Division

Randy Anderson
President
Staker Parson North

Michael Kurz
President
Staker Parson South

Rich Umbel
President
Southwest Region

Bob Rowberry
President
Jack B. Parson

Central West

Kirk Randolph
President
Central West Division

Chris Lodge
President
AR/OK & TN/MS

Raymond Lane
President
Texas Region

Craig Lamberty
President
Midwest Region

Products & Distribution

Building Products

Keith Haas
Chief Executive Officer

Bob Quinn
Executive Vice President

Mike Schaeffer
Chief Financial Officer

Paul Valentine
President Masonry & Hardscapes

Dave Steevens
President Precast

Eoin Lehane
President Lawn & Garden

David Maske
President
Bonsal American

Steve Matsick
President
Glen-Gery

Doug Crawford
Vice President
Development & Strategy

Ted Hathaway
Chief Executive Officer
BuildingEnvelope™

Kevin Watson
Chief Financial Officer
BuildingEnvelope™

Jim Avanzini
Chief Operating Officer Architectural Glass and Storefronts
BuildingEnvelope™

Mary Carol Witry
Chief Operating Officer Engineered Glazing Systems
BuildingEnvelope™

Distribution

Robert Feury, Jr.
Chief Executive Officer

Frank Furia
Chief Financial Officer

Ron Pilla
President
Interior Products

John McLaughlin
President
Exterior Products East

Jamie Kutzer
President
Exterior Products West

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana & Canteras Cerro Negro

Bernardo Alamos
Managing Director
Vidrios Dell Orto & South American Glass Group

Federico Ferro
Managing Director
Cormela

Jaime Bustamante
Managing Director
Comercial Duomo

Principal Subsidiary Undertakings as at 31 December 2011

Europe Materials

Incorporated and operating in		*% held*	*Products and services*
Belgium	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding
Britain & Northern Ireland	Northstone (NI) Limited (including Farrans, Ready Use Concrete, R.J. Maxwell & Son, Scott (Toomebridge) Limited)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development
China	Harbin Sanling Cement Company Limited*	100	Cement
Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates and readymixed concrete
Ireland	Irish Cement Limited	100	Cement
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	Roadstone Wood Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Netherlands	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
Poland	Bosta Beton Sp. z o.o.	90.30	Readymixed concrete
	Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing
	Grupa Ożarów S.A.	100	Cement
	Grupa Prefabet S.A.*	100	Concrete products
	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
	O.K.S.M. Sp. z o.o.	99.94	Aggregates
	Polbruk S.A.	100	Readymixed concrete and concrete paving
	ZPW Trzuskawica S.A.	100	Production of lime and lime products
Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cabi S.A.	99.99	Cementitious materials
	Cantera de Aridos Puig Broca S.A.	99.81	Aggregates
	Explotacion de Aridos Calizos S.A.	100	Aggregates
	Formigo i Bigues S.A.	99.81	Aggregates
	Formigons Girona S.A.	100	Readymixed concrete and precast concrete products
	Suberolita S.A.	100	Readymixed concrete and precast concrete products
	Tamuz S.A.	100	Aggregates
Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete
Ukraine	OJSC Podilsky Cement	98.89	Cement

Incorporated and operating in		% held	Products and services
Europe Products & Distribution			
Austria	Quester Baustoffhandel GmbH	100	Builders merchants
Belgium	*Products*		
	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks
	Ergon N.V.	100	Precast concrete structural elements
	Marlux Klaps N.V.	100	Concrete paving, sewerage and water treatment
	Oeterbeton N.V.	100	Precast concrete
	Prefaco N.V.	100	Precast concrete structural elements
	Remacle S.A.	100	Precast concrete products
	Schelfhout N.V.	100	Precast concrete wall elements
	J. De Saegher Steenhandel N.V.	100	Clay brick distributor
	Plakabeton N.V.	100	Construction accessories
	Distribution		
	Van Neerbos België N.V.	100	DIY stores
	Sax Sanitar N.V.	75	Sanitary ware, heating and plumbing
	Schrauwen Sanitair en Verwarming BVBA	100	Sanitary ware, heating and plumbing
Britain & Northern Ireland	*Products*		
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Supreme Concrete Limited	100	Concrete fencing, lintels and floorbeams
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Manchester Brick and Precast Limited	100	Brick-clad precast components
	Trinity Bricks Limited	100	Clay brick distributor
	Ancon Limited	100	Construction accessories
	Broughton Controls Limited	100	Access control systems
	CRH Fencing Limited	100	Security fencing
	FCA Wholesalers Limited	100	Construction accessories
	Geoquip Limited	100	Perimeter intrusion detection systems
	TangoRail Limited	100	Non-welded railing systems
	West Midland Fencing Limited	100	Security fencing
Denmark	*Products*		
	Betongruppen RBR A/S	100	Paving manufacturer
	CRH Concrete A/S	100	Structural products
France	*Products*		
	Béton Moulé Industriel S.A.	99.95	Precast concrete products
	Stradal	100	Landscape, utility and infrastructural concrete products
	Ste. Heda S.A.	100	Security fencing
	Heras Clôture S.A.R.L.	100	Temporary fencing
	Plakabeton France S.A.	100	Construction accessories
	Distribution		
	CRH Ile de France Distribution S.A.S.	100	Builders merchants

Principal Subsidiary Undertakings continued

Incorporated and operating in		% held	Products and services

Europe Products & Distribution continued

Germany	*Products*		
	EHL AG	100	Concrete paving and landscape walling products
	CRH Clay Solutions GmbH	100	Clay brick, pavers and rooftiles
	Heras-Adronit GmbH	100	Security fencing and access control
	Hammerl GmbH & Co. KG	100	Construction accessories
	Halfen GmbH	100	Metal construction accessories
	Heras SKS GmbH	100	Security fencing
	Magnetic Autocontrol GmbH	100	Vehicle and pedestrian access control systems
	Reuss-Seifert GmbH	100	Construction accessories
	Distribution		
	Paulsen & Bräuninger GmbH	100	Sanitary ware, heating and plumbing
	Bauking AG	98.25	Builders merchants, DIY stores
Hungary	*Products*		
	Ferrobeton Beton-és Vasbetonelem gyártó Zrt	100	Precast concrete structural elements
Ireland	*Products*		
	Concrete Stair Systems Limited	100	Precast concrete products
	Plaka Ireland Limited	100	Metal and plastic construction accessories
Italy	*Products*		
	Halfen S.R.L., Societa Unipersonale	100	Metal construction accessories
	Plaka Group S.R.L.	100	Construction accessories
Netherlands	*Products*		
	CRH Structural Concrete B.V.	100	Precast concrete structural elements
	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
	Dycore B.V.	100	Concrete flooring elements
	Jonker Beton B.V.	100	Concrete paving products
	Struyk Verwo Groep B.V.	100	Concrete paving products
	Kleiwarenfabriek Buggenum B.V.	100	Clay brick manufacturer
	CRH Kleiwaren Beheer B.V.	100	Clay brick manufacturer
	Kooy Baksteencentrum B.V.	100	Clay brick distributor
	Aluminium Verkoop Zuid B.V.	100	Roller shutter and awning systems
	Hylas B.V.	100	Roller shutter and awning systems
	Heras B.V.	100	Security fencing and perimeter protection
	Mavotrans B.V.	100	Construction accessories
	Unipol Holland B.V.	100	EPS granulates
	Distribution		
	CRH Bouwmaterialenhandel B.V.	100	Builders merchants
	Royal Roofing Materials B.V.	100	Roofing materials merchant
	N.V.B. Ubbens Bouwstoffen B.V.	100	Builders merchants
	Stoel van Klaveren Bouwstoffen B.V.	100	Builders merchants
	Van Neerbos Bouwmarkten B.V.	100	DIY stores
	CRH Bouwmaten B.V.	100	Cash & Carry building materials
	Van Neerbos Bouwmaterialen B.V.	100	Builders merchants

Incorporated and operating in		% held	Products and services
Europe Products & Distribution continued			
Norway	*Building Products*		
	Halfen AS	100	Construction accessories
Poland	*Products*		
	Ergon Poland Sp. z o.o.	100	Structural products
	Faelbud Prefabrykaty Sp. z o.o.*	100	Readymixed concrete, concrete products and concrete paving
	CRH Klinkier Sp. z o.o.	100	Clay brick manufacturer
	Cerabud Agra Sp. z o.o.	99.19	Clay blocks, bricks and rooftiles
Romania	*Products*		
	Elpreco SA	100	Architectural products
	CRH Structural Concrete SRL	100	Structural products
Slovakia	*Products*		
	Premac spol. s.r.o.	100	Concrete paving and floor elements
	Ferrobeton Slovakia, s.r.o.	100	Precast concrete structural elements
Spain	*Products*		
	Plakabeton S.L.U.	100	Accessories for construction and precast concrete
Sweden	*Products*		
	TUVAN-stängsel AB	100	Security fencing
Switzerland	*Products*		
	Element AG	100	Prefabricated structural concrete elements
	F.J. Aschwanden AG	100	Construction accessories
	Distribution		
	BR Bauhandel AG (trading as BauBedarf and Richner)	100	Builders merchants, sanitary ware and ceramic tiles
	CRH Gétaz Holding AG (trading as Gétaz Romang and Miauton)	100	Builders merchants
	Regusci S.A. (trading as Regusci and Reco)	100	Builders merchants

Principal Subsidiary Undertakings continued

Incorporated and operating in		*% held*	*Products and services*
Americas Materials			
United States	Oldcastle Materials, Inc.	100	Holding company
	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Eugene Sand Construction, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities
	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction actitivies
	Oldcastle Southern Group, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Incorporated and operating in		% held	Products and services
Americas Products & Distribution			
Argentina	CRH Sudamericana S.A.	100	Holding company
	Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
	Cormela S.A.	100	Clay blocks
	Superglass S.A.	100	Fabricated and tempered glass products
Canada	*Building Products Group*		
	Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches
	Transpavé, Inc.	100	Hardscape and patio products
	BuildingEnvelope™ Group		
	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered glass products and curtain wall
Chile	Vidrios Dell Orto, S.A.	99.90	Fabricated and tempered glass products
	Comercial Duomo Limitada	81	Wholesaler and retailer of specialised building products
United States	Oldcastle, Inc.	100	Holding company
	Americas Products & Distribution, Inc.	100	Holding company
	CRH America, Inc.	100	Holding company
	Building Products Group		
	Oldcastle Building Products, Inc.	100	Holding company
	Big River Industries, Inc.	100	Lightweight aggregates
	Bonsal American, Inc.	100	Premixed cement and asphalt products
	Oldcastle Surfaces, Inc.	100	Custom fabrication and installation of countertops
	Glen-Gery Corporation	100	Clay bricks
	Merchants Metals	100	Fabrication and distribution of fencing products
	Meadow Burke, LLC	100	Concrete accessories
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply and Northfield Block Company)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Texas Masonry Products, Miller Rhino Materials, Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products
	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone
	Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements
	Distribution Group		
	Oldcastle Distribution, Inc.	100	Holding company
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
	A.L.L. Roofing & Building Materials Corp.	100	Distribution of roofing and related products
	AMS Holdings, Inc.	100	Distribution of drywall, acoustical ceiling systems, metal studs and commercial door solutions
	Mahalo Acquisition Corp. (trading as G. W. Killebrew)	100	Holding company
	BuildingEnvelope™ Group		
	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass

Principal Joint Venture Undertakings as at 31 December 2011

Incorporated and operating in		*% held*	*Products and services*
Europe Materials			
India	My Home Industries Limited	50	Cement
Ireland	Kemek Limited *	50	Commercial explosives
Portugal	Secil-Companhia Geral de Cal e Cimento, S.A.*	48.99	Cement, aggregates, concrete products, mortar and readymixed concrete
Turkey	Denizli Çimento Sanayii T.A.Ş.	50	Cement and readymixed concrete
Europe Products & Distribution			
France	*Distribution*		
	Doras S.A. *	57.85	Builders merchants
Ireland	*Products*		
	Williaam Cox Ireland Limited	50	Glass construction, continuous rooflights and ventilation systems
Netherlands	*Distribution*		
	Bouwmaterialenhandel de Schelde B.V.	50	DIY stores
Portugal	*Distribution*		
	Modelo Distribuição de Materials de Construção S.A. *	50	Cash & Carry building materials
Americas Materials			
United States	American Cement Company, LLC *	50	Cement
	Boxley Aggregates of West Virginia, LLC *	50	Aggregates
	Cadillac Asphalt, LLC *	50	Asphalt
	Southside Materials, LLC*	50	Aggregates
	Piedmont Asphalt, LLC*	50	Asphalt

Principal Associated Undertakings as at 31 December 2011

Incorporated and operating in		*% held*	*Products and services*
Europe Materials			
China	Jilin Yatai Group Building Materials Investment Company Limited *	26	Cement
Israel	Mashav Initiating and Development Limited	25	Cement
Spain	Corporación Uniland S.A.*	26.30	Cement, aggregates, readymixed concrete and mortar
Europe Products & Distribution			
France	*Distribution*		
	Samse S.A.*	21.13	Builders merchants and DIY stores
Netherlands	*Distribution*		
	Intergamma B.V.	48.57	DIY franchisor
Americas Materials			
United States	Buckeye Ready Mix, LLC *	45	Readymixed concrete

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

Index

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by Lunt McIntyre.

Printed by PrintRun.


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Front cover: The distinctive folded structure gives the new Mülimatt sports training centre in Brugg (Switzerland) its special character. Three CRH companies were involved in this project: Element AG Switzerland produced and assembled the complex precast concrete elements, Jura Cement supplied the cement, while the construction accessories were provided by Halfen.


CRH

The International Building Materials Group

CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone: +353 1 404 1000
Fax: +353 1 404 1007
E-mail: mail@crh.com

Website: www.crh.com

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone: +353 1 634 4340
Fax: +353 1 676 5013
E-mail: crh42@crh.com